SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 19, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO S.A.

Condensed interim financial statements as of June 30, 2020 together with the reports on review of interim financial statements.

CONTENT

•	Cover Sheet
•	Condensed consolidated interim statement of financial position
•	Condensed consolidated interim statement of income
•	Condensed consolidated interim statement of other comprehensive income
•	Condensed consolidated interim statement of changes in shareholders’ equity
•	Condensed consolidated interim statement of cash flows
•	Notes to the condensed consolidated interim financial statements
•	Consolidated exhibits
•	Condensed separate interim statement of financial position
•	Condensed separate interim statement of income
•	Condensed separate interim statement of other comprehensive income
•	Condensed separate interim statement of changes in shareholders’ equity
•	Condensed separate interim statement of cash flows
•	Notes to the condensed separate interim financial statements
•	Separate exhibits
•	Review report on condensed consolidated interim financial statements
•	Review report on condensed separate interim financial statements

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

CORPORATE NAME: Banco Macro SA

REGISTERED OFFICE: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

CORPORATE PURPOSE AND MAIN ACTIVITY: Commercial bank

CENTRAL BANK OF ARGENTINA: Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

BY-LAWS EXPIRY DATE: March 8, 2066

REGISTRATION WITH THE IGJ (SUPERINTENDENCY OF CORPORATIONS): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996.

PERSONAL TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2020 AND DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

Items	Notes	Exhibits	06/30/2020	12/31/2019
ASSETS
Cash and Deposits in Banks	6		103,896,693	114,365,869
Cash			15,881,020	22,163,923
Central Bank of Argentina			46,968,115	62,656,008
Other Local and Foreign Entities			41,043,152	29,541,683
Other			4,406	4,255
Debt Securities at fair value through profit or loss	6 and 37		12,516,760	6,446,433
Derivative Financial Instruments	6		16,946	57,575
Repo transactions	6		68,744,676	1,235,800
Other financial assets	6 and 8	R	11,212,597	7,001,781
Loans and other financing	5 and 6	B, C, D and R	227,190,820	250,925,261
Non-financial Public Sector			6,487,671	7,327,506
Other Financial Entities			2,185,654	4,489,443
Non-financial Private Sector and Foreign Residents			218,517,495	239,108,312
Other Debt Securities	6 and 37	R	149,159,755	73,333,909
Financial Assets delivered as guarantee	6 and 27		13,920,475	12,124,199
Equity Instruments at fair value through profit or loss	6, 11 and 37		1,610,061	1,745,052
Investment in associates and joint arrangements	7		149,452	166,222
Property, plant and equipment		F	28,767,458	29,247,517
Intangible Assets		G	4,123,159	4,023,546
Deferred Income Tax Assets	16		64,819	49,325
Other Non-financial Assets	8		1,945,897	1,232,872
Non-current assets held for sale			2,040,013	1,989,124
TOTAL ASSETS			625,359,581	503,944,485

Jorge Horacio Brito

Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2020 AND DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

Items	Notes	Exhibits	06/30/2020	12/31/2019
LIABILITIES
Deposits	6	H and I	406,015,523	298,597,596
Non-financial Public Sector			59,669,405	19,947,317
Financial Sector			349,444	356,867
Non-financial Private Sector and Foreign Residents			345,996,674	278,293,412
Derivative Financial Instruments	6	I	166	873,228
Repo Transactions	6	I	1,274,773	1,138,786
Other Financial Liabilities	6 and 13	I	28,791,998	25,183,206
Financing received from the Central Bank of Argentina and other financial institutions	6	I	1,069,580	2,551,085
Issued Corporate Bonds	6 and 32	I	4,848,610	6,276,077
Current Income Tax Liabilities	16		7,488,592	9,242,167
Subordinated Corporate Bonds	6 and 32	I	28,652,250	27,616,435
Provisions	12	J	1,614,301	1,673,817
Deferred Income Tax Liabilities			3,665,173	184,713
Other Non-financial Liabilities	13		22,736,855	11,494,877
TOTAL LIABILITIES			506,157,821	384,831,987
SHAREHOLDERS’ EQUITY
Capital Stock	24		639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			39,815,940	39,815,940
Earnings Reserved			95,023,438	62,392,348
Unappropriated Retained Earnings			(42,222,145)	(18,405,256)
Other Comprehensive Income			(336,134)	147,575
Net Income for the period / fiscal year			13,850,037	22,091,097
Net Shareholders’ Equity attributable to controlling interest			119,200,330	119,110,898
Net Shareholders’ Equity attributable to non-controlling interests			1,430	1,600
TOTAL SHAREHOLDERS’ EQUITY			119,201,760	119,112,498
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			625,359,581	503,944,485

The notes 1 to 41 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

Jorge Horacio Brito

Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

Items	Notes	Exhibits	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Interest income		Q	29,604,497	62,175,652	46,024,597	85,768,734
Interest expense		Q	(9,563,458)	(19,688,264)	(21,353,693)	(40,064,254)
Net Interest income			20,041,039	42,487,388	24,670,904	45,704,480
Commissions income	17	Q	5,014,844	10,143,876	5,382,784	11,181,082
Commissions expense		Q	(366,378)	(826,069)	(408,182)	(801,558)
Net Commissions income			4,648,466	9,317,807	4,974,602	10,379,524
Subtotal (Net Interest income +Net Commissions income)			24,689,505	51,805,195	29,645,506	56,084,004
Loss from measurement of financial instruments at fair value through profit or loss		Q	(2,008,775)	(6,322,034)	(12,671,887)	(21,209,924)
Profit / (Loss) from sold or derecognized assets at amortized cost			18,736	917,058	(943)	(29,463)
Differences in quoted prices of gold and foreign currency	18		785,557	1,346,607	482,120	436,115
Other operating income	19		1,063,813	2,221,949	1,201,017	6,257,104
Allowance for loan losses	5		(2,343,033)	(3,250,785)	(1,187,382)	(2,849,518)
Net Operating Income			22,205,803	46,717,990	17,468,431	38,688,318
Employee benefits	20		(5,734,143)	(10,714,351)	(7,185,021)	(12,297,822)
Administrative expenses	21		(2,904,208)	(5,722,359)	(3,379,862)	(6,791,374)
Depreciation and amortization of fixed assets		F and G	(920,613)	(1,801,592)	(831,953)	(1,643,741)
Other Operating Expenses	22		(4,100,077)	(8,655,508)	(5,798,365)	(10,977,577)
Operating Income			8,546,762	19,824,180	273,230	6,977,804
Income from associates and joint arrangements	7		8,127	29,883	925,624	968,408
Loss on net monetary position			444,983	756,325	6,306,793	9,678,877
Income before tax on continuing operations			8,999,872	20,610,388	7,505,647	17,625,089
Income tax on continuing operations	16.c)		(2,604,361)	(6,760,181)	(4,479,719)	(10,459,865)
Net Income from continuing operations			6,395,511	13,850,207	3,025,928	7,165,224
Net Income for the period			6,395,511	13,850,207	3,025,928	7,165,224
Net Income for the period attributable to controlling interest			6,395,410	13,850,037	3,025,895	7,165,102
Net Income for the period attributable to non-controlling interest			101	170	33	122

Jorge Horacio Brito

Chairperson

CONSOLIDATED EARNINGS PER SHARE

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

Items	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Net Profit attributable to Parent’s shareholders	6,395,410	13,850,037	3,025,895	7,165,102
PLUS: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	6,395,410	13,850,037	3,025,895	7,165,102
Weighted average of outstanding common shares for the period	639,413	639,413	639,398	639,406
PLUS: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the period adjusted as per dilution effect	639,413	639,413	639,398	639,406
Basic earnings per share (in pesos)	10.0020	21.6605	4.7324	11.2059

Jorge Horacio Brito

Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

Items	Notes	Exhibits	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Net Income for the period			6,395,511	13,850,207	3,025,928	7,165,224
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			77,725	70,253	(265,693)	(201,069)
Foreign currency translation differences for the period			77,725	70,253	(265,693)	(201,069)
Profit or losses for financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			535,197	(553,962)	100,067	6,107
Profit or losses for the period from financial instruments at fair value through other comprehensive income (FVOCI) (*)		Q	834,085	(483,418)	140,192	(10,120)
Income tax	16.c)		(298,888)	(70,544)	(40,125)	16,227
Total Other Comprehensive Income / (loss) that is subsequently reclassified to profit or loss			612,922	(483,709)	(165,626)	(194,962)
Total Other Comprehensive Income / (loss)			612,922	(483,709)	(165,626)	(194,962)
Total Comprehensive Income for the period			7,008,433	13,366,498	2,860,302	6,970,262
Total Comprehensive Income attributable to controlling interest			7,008,332	13,366,328	2,860,277	6,970,146
Total Comprehensive Income attributable to non-controlling interest			101	170	25	116

(*)   Net amount of reclassifications to the income statement of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period. At June 30, 2020 and 2019 the reclassified amounts at profit or loss was (628,357) and (4,366,142), respectively.

The notes 1 to 41 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

Jorge Horacio Brito

Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

		Capital stock		Non- capital contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non-Controlling Interests	Total Equity
Amount at the beginning of the fiscal year restated		639,413		12,429,781	39,815,940	655,360	(507,785)	17,506,728	44,885,620	3,685,841	119,110,898	1,600	119,112,498
Total comprehensive income for the period
- Net income for the period										13,850,037	13,850,037	170	13,850,207
- Other comprehensive income/ (loss) for the period						70,253	(553,962)				(483,709)		(483,709)
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2020
Legal reserve								9,269,168		(9,269,168)
Normative reserve									36,638,818	(36,638,818)
Cash dividends	25 and 35								(13,276,896)		(13,276,896)		(13,276,896)
Other changes												(340)	(340)
Amount at the end of period		639,413		12,429,781	39,815,940	725,613	(1,061,747)	26,775,896	68,247,542	(28,372,108)	119,200,330	1,430	119,201,760

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

		Capital stock		Non- capital Contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non-Controlling Interests	Total Equity
Amount at the beginning of the fiscal year restated		640,715	28,948	12,428,461	39,843,886	558,439	(657,666)	12,009,567	26,426,881	14,810,357	106,089,588	1,762	106,091,350
Adjustment and retroactive restatements	3									343,691	343,691		343,691
Amount at the beginning of the fiscal year adjusted and restated		640,715	28,948	12,428,461	39,843,886	558,439	(657,666)	12,009,567	26,426,881	15,154,048	106,433,279	1,762	106,435,041
Total comprehensive income for the period
- Net income for the period										7,165,102	7,165,102	122	7,165,224
- Other comprehensive income/ (loss) for the period						(201,069)	6,113				(194,956)	(6)	(194,962)
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2019
Legal reserve								5,497,162		(5,497,162)
Normative reserve									6,073,502	(6,073,502)
Cash dividends									(9,662,882)		(9,662,882)		(9,662,882)
Other									21,988,651	(21,988,651)
Own shares in treasury	24	(1,317)	1,317
Amount at the end of the period		639,398	30,265	12,428,461	39,843,886	357,370	(651,553)	17,506,729	44,826,152	(11,240,165)	103,740,543	1,878	103,742,421

The notes 1 to 41 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

Jorge Horacio Brito

Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

Items	Notes	06/30/2020	06/30/2019
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period before Income Tax		20,610,388	17,625,089
Adjustment for the total monetary effect of the period		(756,325)	(9,678,877)
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		1,801,592	1,643,741
Allowance for loan losses		3,250,785	2,849,518
Difference in quoted prices of foreign currency		(6,541,089)	(4,891,755)
Other adjustments		19,515,065	48,753,946
Net increase / (decrease) from operating assets:
Debt Securities at fair value through profit and loss		(6,070,327)	2,164,616
Derivative financial instruments		40,629	5,665
Repo transactions		(67,508,876)
Loans and other financing
Non-financial public sector		839,835	1,553,493
Other financial entities		2,303,789	4,054,693
Non-financial private sector and foreign residents		17,341,836	49,382,029
Other debt Securities		(19,334,674)	2,202,127
Financial assets delivered as guarantee		(1,796,276)	1,588,796
Equity instruments at fair value through profit or loss		134,991	775,516
Other assets		(4,857,692)	(2,443,250)
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		39,722,088	(227,630)
Financial sector		(7,423)	88,639
Non-financial private sector and foreign residents		67,703,262	(9,873,523)
Derivative financial instruments		(873,062)	13,875
Repo transactions		135,987	108,891
Other liabilities		2,240,142	(5,564,613)
Payments for Income Tax		(3,664,837)	(6,546,691)
TOTAL CASH FROM OPERATING ACTIVITIES (A)		64,229,808	93,584,295

Jorge Horacio Brito

Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

Items	Notes	06/30/2020	06/30/2019
CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Acquisition of PPE, intangible assets and other assets		(1,420,531)	(2,113,501)
TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(1,420,531)	(2,113,501)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends		(340)	(9,662,882)
Acquisition or redemption of equity instruments			(339,352)
Non subordinated corporate bonds		(1,190,091)	(1,488,318)
Central Bank of Argentina		(9,691)	(951)
Financing from local financial entities		(1,425,372)	(1,773,408)
Subordinated Corporate Bonds		(948,311)	(888,787)
Other payments related to financing activities		(241,551)	(224,079)
Proceeds:
Financing from local financial entities		30
Subordinated bonds		17,102
TOTAL CASH USED IN FINANCING ACTIVITIES (C)		(3,798,224)	(14,377,777)
EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		11,320,086	8,456,091
MONETARY EFFECT ON CASH AND CASH EQUIVALENTS (E)		(24,297,052)	(49,816,820)
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D+E)		46,034,087	35,732,288
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FISCAL YEAR	23	167,426,084	228,266,874
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	23	213,460,171	263,999,162

The notes 1 to 41 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

Jorge Horacio Brito

Chairperson

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank), is a stock corporation (sociedad anónima), organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies, as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares have been publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994; and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

On May 21, 2019, the Bank acquired 100% of Argenpay SAU for an amount of 100 conformed by 100,000 common, registered shares, with a face value of Ps. 1 each one and entitled to one vote. The main activity of such company is the development of its own network or the incorporation into other networks so that it can operate with individuals or companies, in-person or remotely, by using information and communication technologies, grant, offer or accept electronic payments online or offline, digital and virtual wallets and e-commerce in general. This subsidiary started to develop its principal activities during the fourth quarter of 2019.

Additionally, on July 17, 2020 and August 26, 2020, the Bank made irrevocable capital contributions in advance of future share subscription to the company Play Digital SA of 16,250 and 27,250, respectively. On July 23, 2020 and August 26, 2020, the Extraordinary Shareholders’ Meeting of Play Digital SA accepted the irrevocable capital contributions and gave its approval to the Bank to subscribe 16,250,000 and 27,250,000 common, registered shares, with a face value of Ps. 1, respectively, which represents 25% of the capital stock. The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience. The remaining shareholders of the company are Banco de Galicia y Buenos Aires SAU, Banco BBVA Argentina SA and Banco Santander Río SA and the Company expects other financial entities to join and participate progressively in the Company’s capital stock.

On August 31, 2020, the Board of Directors approved the issuance of these condensed consolidated interim financial statements.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018 extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of June 30, 2020 and December 31, 2019, the deposits held by the Misiones Provincial Government with the Bank amounted to 11,946,983 and 7,764,753 (including 758,947 and 786,240, related to court deposits), respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of June 30, 2020 and December 31, 2019, the deposits held by the Salta Provincial Government with the Bank amounted to 3,881,269 and 4,951,045 (including 1,051,902 and 1,030,599, related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of June 30, 2020 and December 31, 2019, the deposits held by the Jujuy Provincial Government with the Bank amounted to 3,974,736 and 1,341,028 (including 802,035 and 729,313, related to court deposits), respectively.

2.4.	Agreement with the Tucumán Provincial Government. Merger with Banco del Tucumán SA

The Bank, acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipalities Governments are effective through years 2031, 2023 and 2020, respectively.

On July 4, 2018, the legislative body of the province of Tucumán enacted into law a bill issued by the provincial executive, authorizing the sale of the shares held by such province in Banco de Tucumán SA to Banco Macro SA as well as the continuity as a provincial finance agent for an additional period of ten years from the expiration of the contract, and if applicable, the possibility of merging both entities.

On August 10, 2018, the province of Tucumán transferred to Banco Macro SA, 43,960 Class B common registered non-endorsable shares, with a face value of Ps. 100 each one and entitled to one vote, which is equivalent to 10% of its common stock and votes.

On April 30, and July 19, 2019, the Shareholders' Meeting of Banco Macro SA and the Shareholders' Meeting of Banco del Tucumán SA, respectively, decided, among other issues, to approve a preliminary merger agreement, the special consolidated financial statement of merger as of December 31, 2018, the exchange relationship of shares, the legal feasibility Report and technical, economic and financial feasibility Report of the merger between Banco Macro SA and Banco del Tucumán SA - Consolidation of technical relationships regarding liquidity and solvency.

On August 15, 2019, the Board of the Central Bank of Argentina (BCRA, for its acronym in Spanish) through Resolution No. 179, authorized the merger of Banco del Tucuman SA by Banco Macro SA. On September 25, 2019, Argentine Securities and Exchange Commission (CNV, for its acronym in Spanish), authorized the merger which was registered at the Public Registry of Commerce on September 30, 2019.

Through Communiqué “C” 84993 the BCRA informed that, according to the authorization gave in due time on October 15, 2019, Banco Macro SA performed the merger with Banco del Tucumán SA. Additionally, since that date, the authorization of Banco del Tucumán SA to operate as a commercial bank was revoked and its buildings were incorporated to Banco Macro SA as branches.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

The exchange ratio has been agreed at 0.65258 ordinary shares of Banco Macro SA for each face value $ 1 of common share of Banco del Tucumán SA. Therefore, the minority shareholders of Banco del Tucumán SA were entitled to receive at 0.65258 common shares of Banco Macro SA, for each face value $ 1 of ordinary shares they hold in Banco del Tucumán SA. Consequently, Banco Macro SA issued 15,662 Class B common, registered shares, with a face value of Ps. 1 each one and entitled to one vote (see additionally note 24).

As of June 30, 2020 and December 31, 2019, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 4,648,038 and 4,090,269 (including 2,938,464 and 2,788,768, related to court deposits), respectively.

Additionally, as of June 30, 2020 and December 31, 2019, the Bank granted loans to the Tucumán Provincial Government for an amount of 5,161,343 and 6,346,773, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These condensed consolidated interim financial statements of the Bank were prepared pursuant with Conceptual Framework as established by BCRA (Communiqué “A” 6114 as supplementary rules of the BCRA). Apart from the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

From transitory exceptions established by BCRA to the application of effective IFRS, the following have affected the preparation of these condensed consolidated interim financial statements.

a)	According to Communiqué “A” 6114, as supplementary, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on January 1, 2020 included, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847.

b)	Additionally, on April 29, 2019, the Bank received a Memorandum from the BCRA, which established specifics guidelines related to the measurement of the Bank’s holding in Prisma Medios de Pago SA as explained in note 11. Considering such guidelines, the Bank adjusted the fair value previously determined.

As of the date of issuance of these condensed consolidated interim financial statements, the Bank is in the process of quantifying the effect of the fully application of section 5.5 “Impairment” will have and the needed adjustment over the fair value of the Bank’s holding in Prisma Medios de Pago SA, as mentioned in sections (a) and (b) abovementioned, which could be material.

Except for what was mentioned in the preceding paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed consolidated interim financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 6840. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Basis for the preparation and consolidation

These condensed consolidated interim financial statements for the six-month period ended on June 30, 2020, have been prepared in accordance with the Conceptual Framework established by the BCRA as mentioned in the previous section “Applicable accounting standards” which, particularly for condensed consolidated interim financial statements, is based on IAS 34 “Interim Financial Reporting”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

For the preparation of these condensed consolidated interim financial statements, in addition to sections “measuring unit” and “Beginning effects of application of section 5.5. “impairment” of the IFRS 9”, of this note, the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgements, estimates and assumptions described in the consolidated financial statements for the fiscal year ended on December 31, 2019, already issued.

These condensed consolidated interim financial statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein, as well as the relevant events and transactions occurred after the issuance of the last annual consolidated financial statements for the fiscal year ended on December 31, 2019, already issued. Nevertheless, the present condensed consolidated interim financial statements do not include all the information or all the disclosures required for the annual consolidated financial statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim financial statements must be read together with the annual consolidated financial statements for the fiscal year ended December 31, 2019, already issued.

As of June 30, 2020 and December 31, 2019, the Bank has consolidated into its financial statements the financial statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Securities SA (a) and (b)	Av. Eduardo Madero 1182 – Autonomous City of Buenos Aires	Argentina	Stock exchange services

Macro Fiducia SA	Av. Leandro N. Alem 1110– 1st floor. Autonomous City of Buenos Aires	Argentina	Services

Macro Fondos SGFCISA	Av. Eduardo Madero 1182– 24th floor, Office B–. Autonomous City of Buenos Aires	Argentina	Management and administration of mutual funds

Macro Bank Limited (c)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity

Argenpay SAU	Av. Eduardo Madero 1182 – Autonomous City of Buenos Aires	Argentina	Electronic payments services

(a)	Consolidated with Macro Fondos SGFCI SA (80.90% equity interest and voting rights).

(b)	The indirect interest of Banco Macro SA comes from Macro Fiducia SA.

(c)  Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest 17,428).

As of June 30, 2020 and December 31, 2019, the Bank’s equity interest and voting rights in the companies it consolidates is as follows:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting Rights
Macro Securities SA	Common	12,776,680	99.925%	99.932%	0.075%	0.068%
Macro Fiducia SA	Common	46,935,318	99.046%	99.046%	0.954%	0.954%
Macro Fondos SGFCISA	Common	327,183	99.939%	100.00%	0.061%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU	Common	7,700,000	100.00%	100.00%

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of June 30, 2020 and December 31, 2019 are as follows:

As of 06/30/2020	Banco Macro SA	Macro Bank Limited	Macro Securities SA	Macro Fiducia SA	Argenpay SAU	Eliminations	Consolidated
Assets	612,358,548	14,500,669	4,848,881	75,506	142,788	(6,566,811)	625,359,581
Liabilities	493,158,218	12,259,628	3,695,546	4,719	29,608	(2,989,898)	506,157,821
Equity attributable to the owners of the Bank	119,200,330	2,241,041	1,112,146	70,787	113,180	(3,537,154)	119,200,330
Equity attributable to non-controlling interests			41,189			(39,759)	1,430

As of 12/31/2019	Banco Macro SA	Macro Bank Limited	Macro Securities SA	Macro Fiducia SA	Argenpay SAU	Eliminations	Consolidated
Assets	500,439,124	3,906,104	4,571,284	72,717	8,765	(5,053,509)	503,944,485
Liabilities	381,328,226	1,655,235	3,105,860	3,571	642	(1,261,547)	384,831,987
Equity attributable to the owners of the Bank	119,110,898	2,250,869	1,385,701	69,146	8,123	(3,713,839)	119,110,898
Equity attributable to non-controlling interests			79,723			(78,123)	1,600

Transcription in the Books of Accounts

As of the date of issuance of these condensed consolidated interim financial statements, the same are in the process of being transcribed in the Books of Accounts of Banco Macro SA.

Figures expressed in thousands of pesos

These condensed consolidated interim financial statements disclose figures expressed in thousands of Argentine pesos in terms of purchasing power as of June 30, 2020, and are rounded up to the nearest amount in thousands of pesos, unless otherwise expressly stated (see section “Measuring unit” of this note).

Comparative information

The condensed consolidated interim statement of financial position as of June 30, 2020, is presented comparatively with year-end data of the immediately preceding fiscal year, while the statement of income and the statement of other comprehensive income for the three-month and six-month periods ended June 30, 2020, and the statement of changes in shareholders’ equity and the statement of cash flows and cash equivalents for the six-month period ended June 30, 2020, are presented comparatively with data as of the same periods of the immediately preceding fiscal year.

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the measuring unit current at the end of the reporting period (see the following section “Measuring unit”):

Measuring unit

These condensed consolidated interim financial statements as of June 30, 2020 have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank, as of that date, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specifics rules established by BCRA through Communiqués “A” 6651, 6849, as amendments, which established to apply this method, on a mandatory basis, from fiscal years beginning on January 1, 2020, included and determined as the transition date on December 31, 2018.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

According to IFRS, the restatement of financial statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain qualitative indicators, not limited to, consisting of analyzing the general population behavior, prices, interest rates and wages with changes to a price index and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeds that figures and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

The restatement was applied as if the economy had always been hyperinflationary; using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes were used, as prepared and published on a monthly basis by the FACPCE, which combines consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for Autonomous City of Buenos Aires was used.

Considering the abovementioned indexes, the inflation rate was 13.59% and 22.40% for the six-month periods ended on June 30, 2020 and 2019, respectively and 53.83% for the fiscal year ended on December 31, 2019.

Below is a description of the restating mechanism provided by IAS 29 and the restatement process for financial statements established by BCRA Communiqué “A” 6849, as supplementary:

Description of the main aspects of the restatement process for statements of financial position:

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets, in some extend such effects. The net gain or loss on a monetary basis is included in profit or loss for the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements is adjusted in accordance with such agreements.

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these non-monetary items.

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the period related to depreciation of property, plant and equipment and amortization of Intangible Assets and other non-monetary cost are determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same period is not capitalized.

(vi)	The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the period and deferred tax related to the revaluation is recognized in other comprehensive income for the period.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

Description of the main aspects of the restatement process for statements of income and other comprehensive income:

(i)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that which the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

(ii)	Certain income and expenses generated at fair value measurement or for derecognition of non-monetary assets and items of other comprehensive income are disclosed in terms of measuring unit current.

(iii)	The gain or loss from monetary position will be classified based on the item that generated it and will be separately disclosed reflecting the inflationary effects over such items.

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity:

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

(a)	The components of equity, except the ones mentioned below, were restated from the dates the components were contributed or otherwise arose according to BCRA Communiqué “A” 6849, for each item.

(b)	Earnings reserved, including the special reserve for the first time application of IFRS, were stated at nominal value at the transition date (legal amount not restated).

(c)	The accumulated balances of other comprehensive income were recalculated in terms of measuring unit current at the transition date.

(d)	The unappropriated retained earnings were determinated as a difference between the restated net asset at the transition date and the other components of equity, restated as disclosed in the abovementioned paragraphs.

(ii)	After the transition date restatement abovementioned in (i), all equity’s components are restated by applying a general price index as mentioned before from the beginning of the period and each variation of those components is restated from the contribution date or from the moment it was produced by any other way.

Other comprehensive income generated after the transition date are presented in terms of the measuring unit current at the end of the reporting period.

Description of the main aspects of the restatement process for the statement of cash flows:

a)	All items are restated in terms of the measuring unit current at the end of the reporting period.

b)	The monetary gain or losses generated by cash and cash equivalents are separately disclosed in the statement of cash flows after the cash flow from operating investment activities and financing activities, in a separate and independent line, under the description “Effect of inflation on cash and cash equivalent”.

Other new standards adopted in the fiscal year

Beginning effects of application of section 5.5. “impairment” of the IFRS 9.

Through Communiqué “A” 6114, the BCRA set specific guidelines within the scope of the convergence process among which it defined the transitory exception to the application of section 5.5. of IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.5) up to the fiscal years beginning as of January 1, 2020. In addition, the BCRA established that December 31, 2018 as the transition date and the temporary exclusion for the debt securities of the non-financial public sector under the scope of IFRS 9.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

The impact of transition of retained earnings into Expected Credit Losses (ECP) methodology established in section 5.5 of IFRS 9 is as follows:

Retained earnings
Closing balance under previous standards (December 31, 2018)	14,810,357
Recognition of IFRS 9 ECL	490,990
Deferred tax in relation to the above	(147,299)
Opening balance under IFRS 9’S ECL (January 1, 2019)	15,154,048
Total change in equity due to adopting IFRS 9’s ECL	343,691

The following table reconciles the aggregate opening allowances and provisions for financial instruments in accordance with previous standards to the ECL:

	Credit loss provision under previous standards	Re - measurement	ECL under IFRS 9 as of January 1, 2019
Impairment allowance for
Loans and other financing and other items	7,270,518	(509,740)	6,760,778
Subtotal	7,270,518	(509,740)	6,760,778
Loan commitments		18,750	18,750
Subtotal		18,750	18,750
Total	7,270,518	(490,990)	6,779,528

1.	New accounting standard over impairment of financial assets not measured at fair value through profit or loss

1.1 Overview of the ECL principles

Except for public sector exposures which were temporary excluded through BCRA Communiqué “A” 6847, the Bank records an allowance for ECL for all loans, other financing and other debt financial assets not measured at fair value through profit or loss, together with loan commitments and financial guarantee contracts (not measured at fair value through profit or loss) and contract assets and lease receivables, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. In accordance with the abovementioned BCRA Communiqué “A” 6847, for public sector exposures the BCRA rule “Regulatory minimum allowance for uncollectibility risk” is continuing to apply and it established that this specific sector is not subject to impairment.

The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the ECL are based on the 12 months expected credit loss (hereinafter, 12mECL). The Bank’s policies for determining if there has been a significant increase in credit risk are set out in note 36.1.1 "Definition of significant increase in credit risk, impaired and default”.

The 12mECL is the portion of the lifetime expected credit loss (hereinafter, LTECL) that represents the ECL that result from default events on a financial instrument that are possible within the 12 months after the reporting date.

Both the LTECL and 12mECL are calculated on either an individual basis or a collective basis, depending on the nature of the underlying portfolio of financial instruments. The Bank’s policy for grouping financial assets measured on a collective basis is explained in note 36.1.1.1 “Clients evaluated on a collective basis” and 36.1.1.2 “Clients evaluated on an individual basis”.

The Bank has established a policy to perform an assessment, at the end of each reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument. This is further explained in note 36.1.1 "Definition of significant increase in credit risk, impaired and default”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

Based on the above process, the Bank groups its loans into Stage 1, Stage 2 and Stage 3, including Purchased or originated credit impaired (hereinafter, POCI), as described below:

•	Stage 1: when financial instruments are first recognized, the Bank recognizes an allowance based on 12mECL. Stage 1 financial instruments also include facilities where the credit risk has improved and the financial instrument has been reclassified from other stage.

•	Stage 2: when a financial instrument has shown a significant increase in credit risk since origination, the Bank records an allowance for the LTECL. Stage 2 financial instruments also include facilities, where the credit risk has improved and the loan has been reclassified from Stage 3.

•	Stage 3: financial instruments considered credit-impaired (as described in note 36.1.1 "Definition of significant increase in credit risk, impaired and default”). The Bank records an allowance for the LTECL.

•	POCI: financial instruments that are credit impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a credit-adjusted effective interest rate. The ECL allowance is only recognized or released to the extent that there is a subsequent change in the ECL. It is worthwhile to mention that the Bank has not purchased nor originated POCI financial instruments.

For financial instruments for which the Bank has no reasonable expectations of recovering either the entire outstanding amount, or a proportion thereof, the gross carrying amount of the financial instrument is reduced. This is considered a (partial) derecognition of the financial instruments.

1.2 The calculation of Expected Credit Loss

The mechanics of the ECL calculations are outlined below and the key elements are, as follows:

•	Probability of Default (PD): is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognized and is still in the portfolio. The concept of PD is further explained in note 36.1.2 “The Bank’s internal rating and PD estimation process”.

•	Exposure at Default (EAD): is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments. The EAD is further explained in note 36.1.3 “Exposure at default EAD”.

•	Loss Given Default (LGD): is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral or credit enhancement related to the loan. It is usually expressed as a percentage of the EAD. The LGD is further explained in note 36.1.4 “Loss given default”.

When estimating the ECL, the Bank considers three probability-weighted scenarios (base case, upside and downside) and the amount resulting for the multiplication of the abovementioned scenarios is discounted at the EIR determined at initial recognition.

For credit cards and revolving facilities that include both a loan and an undrawn commitment, ECL is calculated and presented together with the loan. For loan commitments and letters of credit, the ECL is recognized within Provisions.

The mechanics of the ECL method are summarized below:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

•	Stage 1: the 12mECL is calculated as the portion of LTECL that represents the ECL that result from default events on a financial instrument that are possible within the 12 months after the reporting date. The Bank calculates the 12mECL allowance based on the expectation of a default occurring in the 12 months following the reporting date. These expected 12-month default probabilities are applied to a forecast EAD and multiplied by the expected LGD and discounted by an approximation to the original EIR. This calculation is made for each of the three scenarios (base case, upside and downside), as explained above.

•	Stage 2: when a financial instrument has shown a significant increase in credit risk since origination, the Bank records a credit loss expense on financial instruments for the LTECL. The mechanics are similar to those explained above, including the use of different scenarios, but PDs are estimated over the lifetime of the instrument. The expected cash shortfalls are discounted by an approximation to the original effective interest rate.

•	Stage 3: for financial instruments considered credit-impaired, the Bank recognizes the LTECL for these financial instruments. The method is similar to that for Stage 2 financial instruments, with the PD set at 100%.

•	Loan commitments and letters of credit: when estimating LTECL for undrawn loan commitments, the Bank estimates the expected portion of the loan commitment that will be drawn down over 12 months or its expected life. The ECL is then based on the present value of the expected shortfalls in cash flows if the loan is drawn down, based on a probability-weighting of the three scenarios. The expected cash shortfalls are discounted at an approximation to the expected interest rate on the loan.

•	Guarantees and other commitments: the Bank’s liability under each guarantee is measured at the higher of the amount initially recognized less cumulative amortization recognized in the income statement, and the ECL provision. For this purpose, the Bank estimates ECL based on the present value of the expected payments to reimburse the holder for a credit loss that it incurs. The shortfalls are discounted by the risk-adjusted interest rate relevant to the exposure. The calculation is made using a probability-weighting of the three forward-looking scenarios. The ECL related to financial guarantee contracts are recognized within Provisions.

1.3 Forward looking information

For the purpose of determining a loss allowance in the calculation of ECL, the impact of macroeconomic variables have to be analyzed in order to adjust historical information to the current conditions and the forward looking perspectives in the near future. To this end, different and probable macroeconomic scenarios have to be weighed (base case, upside and downside), using relevant variables in credit risk determination (like GDP growth, interest rate and CPI).

The inputs and models used for calculating ECL may not always capture all characteristics of the market at the date of these condensed consolidated interim financial statements. To reflect this, qualitative adjustments or overlays are occasionally made as temporary adjustments. Detailed information about these inputs and sensitivity analysis are provided in note 36.2 “Forward looking information use in ECL models”.

1.4 Debt instruments measured at fair value through OCI

The ECL for debt instruments measured at fair value through Other Comprehensive Income (OCI) do not reduce the carrying amount of these financial instruments in the statement of financial position, which remains at fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortized cost is recognized in OCI as an accumulated impairment amount, with a corresponding charge to profit or loss. The accumulated loss recognized in OCI is recycled to the profit and loss upon derecognition of the assets.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

1.5 Credit cards and other revolving facilities

For credit cards and other revolving facilities, the Bank does not limit its exposure to credit losses to the contractual notice period, but instead calculates ECL over a period that reflects the Bank’s expectations of the customer behavior, its unused agreed commitments, its likelihood of default and the Bank’s future risk mitigation procedures, which could include reducing or cancelling the facilities. Based on the Bank’s methodology, the period over which the Bank calculates ECL for these products is three years.

The interest rate used to discount the ECL for credit cards is based on the average EIR that is expected to be charged over the expected period of exposure to the facilities. This estimation takes into account that some facilities are repaid in full each month and are consequently charged no interest.

1.6 Write-offs

The Bank´s financial instruments are derecognized after the first month in which the Bank has no reasonable expectation of recovering a financial instrument in its entirety or a portion thereof. If the amount written off is greater than the accumulated loss allowance, the difference is first treated as an addition to the allowance that is then applied against the gross carrying amount. Any subsequent recoveries impact on the income statement of the current period under “Other operating income”.

1.7 Forborne and modified loans

The Bank considers a loan forborne when such modifications are provided as a result of the borrower’s present or expected financial difficulties. Forbearance may involve extending the payment arrangements and the agreement of new loan conditions. Once the terms have been renegotiated, any impairment is measured using the original EIR as calculated before the modification of terms. It is the Bank’s policy to monitor forborne loans to help ensure that future payments continue to be likely to occur. Derecognition decisions and classification between Stage 2 and Stage 3 are determined on a case-by-case basis for commercial portfolio and collectively for consumer portfolio. If these procedures identify a loss in relation to a loan, it is disclosed and managed as an impaired Stage 3 forborne asset until it is collected or written off.

When the loan has been renegotiated or modified, but not derecognized, considers whether the assets should be classified in Stage 3. Once an asset has been classified as forborne, it will remain in Stage 2 until it is fully collected or considered impaired (Stage 3).

If modifications are substantial, the loan is derecognized and a new loan with different conditions is recognized.

1.8 Collateral valuation

To mitigate its credit risks on financial instruments, the Bank seeks to use collateral, where possible. The collateral comes in various forms, such as cash, securities, letters of credit/guarantees, real estate, receivables, other non-financial assets and credit enhancements, such as netting agreements. Collateral, unless repossessed, is not recorded on the Bank’s statement of financial position. However, the fair value of collateral affects the calculation of ECL, in certain products and customers assessed on an individual basis. It is generally assessed, at a minimum, at inception and re-assessed on a periodically basis.

To the extent possible, the Bank uses active market data for valuing financial assets held as collateral. Other financial assets which do not have readily determinable market values are valued using internal procedures. Non-financial collateral, such as real estate, is valued based on data provided by third parties, such as mortgage brokers.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

1.9 . Collateral repossessed

The Bank’s policy is to determine whether a repossessed asset can be best used for its internal operations or should be sold. Assets determined to be useful for the internal operations are transferred to their relevant asset category at the lower of their repossessed value or the carrying value of the original secured asset.

Assets for which selling is determined to be a better option are transferred to assets held for sale at their fair value (if financial assets) and fair value less cost to sell for non-financial assets at the repossession date in, line with the Bank’s policy.

In its normal course of business, the Bank does not physically repossess properties or other assets in its retail portfolio, but engages external agents to recover funds, generally at auction, to settle outstanding debt. Any surplus funds are returned to the customers/obligors. As a result of this practice, the residential properties under legal repossession processes are not recorded on the balance sheet.

2.	Amendments to the Conceptual Framework for Financial Reporting:

The modification to the Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts.

The changes to the Conceptual Framework may affect the application of IFRS in situations where no standard applies to a particular transaction or event.

This standard did not have a material impact on these condensed consolidated interim financial statements since, currently, there are not material uncertainties about the application to a particular transaction or event.

3.	IFRS 3 “Business Combination” – amendments in definition of a business:

These amendments will help entities determine whether an acquisition made is a business or the purchase of a group of assets. The new amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits. This standard did not have a material impact on these condensed consolidated interim financial statements since, currently, there are not business combination transactions.

4.	IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” – amendments to definition of material:

The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information or both. These amendments replaced the threshold “could influence” with “could reasonably be expected to influence”. This implies that the materiality assessment will need to take into account how primary users could reasonably be expected to be influenced in making economic decisions. This standard did not have a material impact on these condensed consolidated interim financial.

5.	IFRS 16 “leases” – Amendment that provides accounting relief to lessees on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19:

This amendment excepts lessees to assess lease arrangement, on an individual basis, whether a rent concession arising as a direct consequence of COVID-19 pandemic, is a lease modification and allows lessees to account the rent concession as if it was not a lease modification and charged it in the statement of income. This applies to rent concession related to COVID-19 that reduces lease payments due on or before June 30, 2021. This standard did not have a material impact on these condensed consolidated interim financial (see note 39).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through the notices of approval issued by FACPCA, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretation that are issued, but not yet effective, up to the date of issuance of these condensed consolidated interim financial statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they come effective.

a)	Amendments to IFRS 3 - Reference to the Conceptual: the amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” or IFRIC 21 “Levies”, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

b)	Amendments to IAS 16 - Property, Plant and Equipment (PP&E): proceeds before Intended Use. The amendment prohibits entities from deducting from the cost of an item of PP&E, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

c)	Amendments to IAS 37 - Onerous Contracts – Costs of Fulfilling a Contract: the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a ‘directly related cost approach’. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract. The impact of these amendments on Entities that previously applied the incremental cost approach, is that they will see provisions increase to reflect the inclusion of costs related directly to contract activities, whilst entities that previously recognized contract loss provisions using the guidance from the former standard, IAS 11 Construction Contracts, will be required to exclude the allocation of indirect overheads from their provisions. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

d)	Annual improvement cycle (2018-2020): the following is a summary of the amendments from the 2018-2020 annual improvements cycle:

•	IFRS 1 First-time Adoption of International Financial Reporting – Subsidiary as a first-time adopter: the amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1. This amendment is applicable as of 1 January 2022.

•	IFRS 9 Financial Instruments Fees in the ’10 per cent’ test for derecognition of financial liabilities: the amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of them original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

•	IFRS 16 “Leases” Illustrative examples - Lease incentives: the amendment removes the Example 13 accompanying IFRS 16 of payments from the lessor relating to leasehold improvements. This removes potential confusion regarding the treatment of lease incentives when applying IFRS 16.

The Bank does not expect this standard to have a material impact on the financial statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in statement of financial position and they are, therefore, an integral part of the total risk of the Bank.

As of June 30, 2020 and December 31, 2019, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

	06/30/2020	12/31/2019
Undrawn commitments of credit cards and checking accounts	98,903,329	103,767,465
Overdraft and unused agreed commitments (1)	1,614,529	1,195,416
Guarantees granted (1)	1,095,184	1,952,686
Letters of credit	9,084	507,160
	101,622,126	107,422,727
Less: Allowance for ECL	(19,095)	(19,620)
Total	101,603,031	107,403,107

(1)	Includes transactions not covered by BCRA debtor classification standard. For overdraft and unused agreed commitments, it includes an amount of 96,791 and 215,290 as of June 30, 2020 and December 31, 2019, respectively. For Guarantee granted, it includes an amount of 176,289 and 202,621 as of June 30, 2020 and December 31, 2019, respectively.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 41 to the consolidated financial statements as of December 31, 2019, already issued.

5.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Note 6 discloses financial assets measured at fair value through profit or loss on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in note 3 “Basis for the preparation of these financial statements and applicable accounting standards” for the annual consolidated financial statements as of December 31, 2019, already issued. Additionally, note 6 explains the information related to the valuation process.

As a consequence, considering the temporary exclusion established by BCRA mentioned in note 3 “applicable accounting standards”, the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through profit or loss, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the consolidated statement of financial position.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020, unless otherwise expressly stated)

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding to credit risk of financial assets and items not recognized in the statement of financial position, are as follows:

5.1 Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loans characteristic, the Bank groups them as follows:

	06/30/2020	12/31/2019
Loans and other financing	234,790,722	256,684,131
Collective assessment	156,627,496	144,711,544
Individual assessment	78,163,226	111,972,587
Less: Allowance for ECL (*)	(7,599,902)	(5,758,870)
	227,190,820	250,925,261

(*) As explain in note 3 section “applicable accounting standards” point a), ECL are not calculated to public sector exposures.

The following table shows the credit quality and the maximum exposure to credit risk, based on the Bank’s credit risk rating system and the year-end stage classification. The amounts presented are gross of impairment allowances:

		06/30/2020
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		209,315,816	13,363,117		222,678,933	94.84%
High grade	0.00%-3.50%	167,816,637	170,260		167,986,897	71.55%
Standard grade	3.51%-7.00%	23,060,871	1,399,544		24,460,415	10.42%
Sub-standard grade	7.01%-33.00%	18,438,308	11,793,313		30,231,621	12.87%
Past due but not impaired	33.01%-99.99%	651,285	6,756,856		7,408,141	3.16%
Not-performing	100%			4,703,648	4,703,648	2.00%
Total		209,967,101	20,119,973	4,703,648	234,790,722	100%
		89.43%	8.57%	2.00%	100%

		12/31/2019
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		233,689,143	11,318,856		245,007,999	95.45%
High grade	0.00%-3.50%	195,963,580	128,030		196,091,610	76.40%
Standard grade	3.51%-7.00%	19,345,838	1,789,861		21,135,699	8.23%
Sub-standard grade	7.01%-33.00%	18,379,725	9,400,965		27,780,690	10.82%
Past due but not impaired	33.01%-99.99%	409,194	6,867,380		7,276,574	2.84%
Not-performing	100%			4,399,558	4,399,558	1.71%
Total		234,098,337	18,186,236	4,399,558	256,684,131	100%
		91.20%	7.09%	1.71%	100%

5.1.1	Loans on individual assessment

The table below shows the credit quality and maximum exposure to credit risk of loans based by grade on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 36 section “Credit risk”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020, unless otherwise expressly stated)

		06/30/2020
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		71,809,045	4,038,042		75,847,087	97.04%
High grade	0.00%-3.50%	69,487,885	40		69,487,925	88.90%
Standard grade	3.51%-7.00%	223	858,015		858,238	1.10%
Sub-standard grade	7.01%-33.00%	2,320,937	3,179,987		5,500,924	7.04%
Past due but not impaired	33.01%-99.99%		419,307		419,307	0.54%
Not-performing	100%			1,896,832	1,896,832	2.42%
Total		71,809,045	4,457,349	1,896,832	78,163,226	100%
		91.87%	5.70%	2.43%	100%

		12/31/2019
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		106,818,307	2,416,243		109,234,550	97.55%
High grade	0.00%-3.50%	101,056,368	8,944		101,065,312	90.26%
Standard grade	3.51%-7.00%	21,592	988,122		1,009,714	0.90%
Sub-standard grade	7.01%-33.00%	5,740,347	1,419,177		7,159,524	6.39%
Past due but not impaired	33.01%-99.99%		1,159,010		1,159,010	1.04%
Not-performing	100%			1,579,027	1,579,027	1.41%
Total		106,818,307	3,575,253	1,579,027	111,972,587	100%
		95.40%	3.19%	1.41%	100%

5.1.2	Loans on collective assessment

The table below shows the credit quality and maximum exposure to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 36 section “Credit risk”.

		06/30/2020
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		137,506,771	9,325,075		146,831,846	93.75%
High grade	0.00%-3.50%	98,328,752	170,220		98,498,972	62.89%
Standard grade	3.51%-7.00%	23,060,648	541,529		23,602,177	15.07%
Sub-standard grade	7.01%-33.00%	16,117,371	8,613,326		24,730,697	15.79%
Past due but not impaired	33.01%-99.99%	651,285	6,337,549		6,988,834	4.46%
Not-performing	100%			2,806,816	2,806,816	1.79%
Total		138,158,056	15,662,624	2,806,816	156,627,496	100%
		88.21%	10.00%	1.79%	100%

		12/31/2019
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		126,870,836	8,902,613		135,773,449	93.82%
High grade	0.00%-3.50%	94,907,212	119,086		95,026,298	65.67%
Standard grade	3.51%-7.00%	19,324,246	801,739		20,125,985	13.91%
Sub-standard grade	7.01%-33.00%	12,639,378	7,981,788		20,621,166	14.24%
Past due but not impaired	33.01%-99.99%	409,194	5,708,370		6,117,564	4.23%
Not-performing	100%			2,820,531	2,820,531	1.95%
Total		127,280,030	14,610,983	2,820,531	144,711,544	100%
		87.95%	10.10%	1.95%	100%

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020, unless otherwise expressly stated)

5.2	Other debt securities at amortized cost

For financial trusts at amortized cost, the criteria that was used in the calculation of ECL is based on credit risk ratings given by a credit rating agency for each types of debt securities that compose each financial trust. That is, the factor to be used will vary in relation to the holding of certificates of participation or debt securities (A or B). It is assumed that the EAD is equal to the debt balance.

For corporate bonds issued by the Bank’s customers, PD and LGD parameters calculated for loan exposures of those customers were used. The corporate bonds’ EAD is considered equal to the debt balance, because there is not available information of such instrument´s behavior when it defaulted.

The table below shows the exposures gross of impairment allowances by stages:

	06/30/2020
	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	1,064,143			1,064,143	59.22%
Financial trust	732,839			732,839	40.78%
Total	1,796,982			1,796,982
	100%			100%

	12/31/2019
	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	1,834,326			1,834,326	59.47%
Financial trust	1,250,279			1,250,279	40.53%
Total	3,084,605			3,084,605
	100%			100%

The related ECL for corporate bonds as of June 30, 2020 and December 31, 2019 amounted to 4,391 and 1,743, respectively. The ECL related to financial trusts as of June 30, 2020 and December 31, 2019 amounted to 587 and 458, respectively.

5.3	Government securities at amortized cost or fair value through OCI

This group includes federal government securities, provincial or Central Bank instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters was performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL was calculated for these instruments.

A detail of these investments and their characteristics are disclosed in note 37.

5.4	Prisma Medios de Pago SA

The ECL related to the payments to be collect for the sale of Prisma Medios de Pago is recognized in the item “Other financial assets”, as mentioned in note 11 and amounted to 9,206 and 1,879 as of June 30, 2020 and December 31, 2019, respectively.

During the six-month periods ended June 30, 2020 and 2019, losses for ECL related to loans and other financing and other debt securities measured at amortized cost amounted to 3,250,785 and 2,849,518, respectively, and were recognized in the condensed consolidated interim statements of income under the item “allowance for loan losses”.

In addition, in exhibit R “Value adjustment for credit losses for credit losses – Allowance for uncollectibility risk” are also disclosed the ECL movements by portfolio and products.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

6.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be an evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with regards to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.
-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.
-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of June 30, 2020 and December 31, 2019:

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2020
	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt Securities at fair value through profit or loss	12,516,760	12,465,130		51,630
Derivative financial instruments	16,946	23	16,923
Other financial assets	441,059	386,656		54,403
Financial assets delivered as guarantee	1,219,866	1,219,866
Equity instruments at fair value through profit or loss	1,610,061	5,992		1,604,069
At fair value through OCI
Other debt securities	125,380,162	20,258,126	105,122,036
Total	141,184,854	34,335,793	105,138,959	1,710,102

Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	166		166
Total	166		166

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2019
	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt Securities at fair value through profit or loss	6,446,433	4,970,936	549,644	925,853
Derivative financial instruments	57,575	35,889	21,686
Other financial assets	419,306	393,178		26,128
Equity instruments at fair value through profit or loss	1,745,052	10,716		1,734,336
At fair value through OCI
Other debt securities	53,254,260	42,015,954	11,238,306
Total	61,922,626	47,426,673	11,809,636	2,686,317

Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	873,228		873,228
Total	873,228		873,228

Description of valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available, as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments, valuation techniques based on own assumptions were used. For this approach, the Bank mainly used the cash flow discount model.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

As of June 30, 2020 and December 31, 2019, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is the reconciliation between the amounts at the beginning and at the end of the period or fiscal year, as applicable, of the financial instruments recognized at fair value categorized as level 3:

	As of June 30, 2020
Description	Debt securities	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	925,853	26,128	1,734,336
Transfers to Level 3
Transfers from Level 3
Profit and loss	125,822	4,488	72,599
Recognition and derecognition	(893,407)	25,916	9,051
Monetary effects	(106,638)	(2,129)	(211,917)
Amount at end of the period	51,630	54,403	1,604,069

	As of December 31, 2019
Description	Debt securities	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	2,255,993	159,308	79,345
Transfers to Level 3
Transfers from Level 3
Profit and loss	738,770	15,634	(124,712)
Recognition and derecognition	(1,423,597)	(119,539)	2,651,146 (*)
Monetary effects	(645,313)	(29,275)	(871,443)
Amount at end of the fiscal year	925,853	26,128	1,734,336

(*) It is mainly related to the reclassification from non-current assets held for sale of Prisma Medios de Pago SA. See also note 11.

Quantitative information about Level 3 fair value measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of Level 3 principal assets and liabilities measured at fair value on a recurring basis for which the Bank uses an internal model (with the exception of the Bank’s holding in Prisma Medios de Pago SA for the reasons described in note 11).

	Fair value of			Range of inputs
	Level 3 Assets	Valuation	Significant unobservable	06/30/2020
	06/30/2020	Technique	inputs	Range of inputs
				Low	High	Unit
Debt Securities of Financial Trusts	49,172	Income approach (discounted cash flow)	Discount rate in pesos	37.74	71.07%
Debt Securities of Financial Trusts Provisional	2,458	Income approach (discounted cash flow)	Discount rate in pesos	37.77	72.23%

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

	Fair value of			Range of inputs
	Level 3 Assets	Valuation	Significant unobservable	12/31/2019
	12/31/2019	Technique	inputs	Range of inputs
				Low	High	Unit
Debt Securities of Financial Trusts	218,486	Income approach (discounted cash flow)	Discount rate in pesos	48.07		73.39%
Debt Securities of Financial Trusts Provisional	707,367	Income approach (discounted cash flow)	Discount rate in pesos	39.27		44.97%

The table below describes the effect of changing the significant unobservable inputs to reasonable possible alternatives. Sensitivity data were calculated using a number of techniques including analyzing price dispersion of different price sources, adjusting model inputs to analyze changes within the fair value methodology.

	06/30/2020		12/31/2019
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Debt / Interests in Securities of Financial Trusts	469	(407)	4,718	(4,172)
Debt Securities of Financial Trusts Provisional	157	(133)	903	(882)

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy, as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of June 30, 2020 and December 31, 2019, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not recognized at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these condensed consolidated interim financial statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates, for each period or fiscal year, as applicable, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renown pricing providers, the fair value was determined based on such prices.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of June 30, 2020 and December 31, 2019:

	06/30/2020
	Carrying amount	Level 1	Level 2	Level 3	Fair Value
Financial assets
Cash and deposits in banks	103,896,693	103,896,693			103,896,693
Repo transactions	68,744,676	68,744,676			68,744,676
Other financial assets	10,771,538	10,771,538			10,771,538
Loans and other financing	227,190,820			211,710,404	211,710,404
Other debt securities	23,779,593	8,399,214	15,910,675	807,061	25,116,950
Financial assets delivered as guarantee	12,700,609	12,546,098			12,546,098
	447,083,929	204,358,219	15,910,675	212,517,465	432,786,359

Financial liabilities
Deposits	406,015,523	205,472,703		200,554,263	406,026,966
Repo transactions	1,274,773	1,274,773			1,274,773
Other financial liabilities	28,791,998	27,608,184	1,174,283		28,782,467
Financing received from the BCRA and other financial entities	1,069,580	539,104	508,907		1,048,011
Issued corporate bonds	4,848,610		1,582,713	2,532,078	4,114,791
Subordinated corporate bonds	28,652,250		23,269,596		23,269,596
	470,652,734	234,894,764	26,535,499	203,086,341	464,516,604

	12/31/2019
	Carrying amount	Level 1	Level 2	Level 3	Fair Value
Financial assets
Cash and deposits in banks	114,365,869	114,365,869			114,365,869
Repo transactions	1,235,800	1,235,800			1,235,800
Other financial assets	6,582,475	6,582,475			6,582,475
Loans and other financing	250,925,261	354,102		220,423,961	220,778,063
Other debt securities	20,079,649	1,775,034	18,900,443	1,385,888	22,061,365
Financial assets delivered as guarantee	12,124,199	10,900,705			10,900,705
	405,313,253	135,213,985	18,900,443	221,809,849	375,924,277

Financial liabilities
Deposits	298,597,596	167,121,223		131,733,732	298,854,955
Repo transactions	1,138,786	1,138,786			1,138,786
Other financial liabilities	25,183,206	23,930,241	1,242,708		25,172,949
Financing received from the BCRA and other financial entities	2,551,085	2,087,137	401,575		2,488,712
Issued corporate bonds	6,276,077		1,567,626	3,020,253	4,587,879
Subordinated corporate bonds	27,616,435		20,832,306		20,832,306
	361,363,185	194,277,387	24,044,215	134,753,985	353,075,587

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

7.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

7.1 Associates entities

The Bank holds an investment in the associate Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Macro Warrants SA as of March 31, 2020. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between April 1, 2020, and June 30, 2020.

The following table presents the summarized financial information on the Bank’s investment in the associate:

Summarized statement of financial position	06/30/2020	12/31/2019
Total assets	37,758	35,758
Total liabilities	6,736	8,940
Shareholders’ equity	31,022	26,818
Proportional Bank’s interest	5%	5%
Investment carrying amount	1,551	1,341

As of June 30, 2020 and 2019, the investment carrying amount in the net income for the periods amounted to 210 and 357, respectively.

7.2 Joint ventures

The Bank participates in the following joint ventures, implemented through Uniones Transitorias de Empresas (UTE, for its acronym in Spanish):

a)	Banco Macro SA – Wordline Argentina SA Unión transitoria: on April 7, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize an UTE controlled on a joint basis through a 50% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.

The following table presents the summarized financial information on the Bank’s investment in the UTE:

Summarized statement of financial position	06/30/2020	12/31/2019
Total assets	381,834	432,291
Total liabilities	86,103	105,156
Shareholders’ equity	295,731	327,135
Proportional Bank’s interest	50%	50%
Investment carrying amount	147,866	163,568

As of June 30, 2020 and 2019, the investment carrying amount in the net income for the periods amounted to 30,952 and 75,241, respectively.

b)	Banco Macro SA – Gestiva SA Unión transitoria: on May 4, 2010 and August 15, 2012, the Bank executed with Gestiva SA the UTE agreement to form “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas”, under joint control, the purpose of which is to render the integral processing and management services of the tax system of the Province of Misiones, the management thereof and tax collection services. The Bank holds a 5% interest in this UTE.

On June 27, 2018, the Bank, the UTE and the tax authorities of the Misiones provincial government entered into an agreement of “termination by mutual agreement” of the adaptation agreement, without implying or modifying the Bank’s rights and obligations as a financial agent of the province for the services provision established in the agreement. As of June 30, 2020 and December 31, 2019, according to the above-mentioned, the remaining investment amounted to 35 and 1,313, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

8.	OTHER FINANCIAL AND NON-FINANCIAL ASSETS

The breakdown of other financial and non-financial assets as of June 30, 2020 and December 31, 2019 is as follows:

Other financial assets	06/30/2020	12/31/2019
Sundry debtors (see note 11)	5,783,479	5,337,377
Receivables from spot sales of foreign currency pending settlement	3,523,195	15,270
Receivables from other spot sales pending settlement	1,384,553	1,035,812
Private securities	441,059	419,306
Receivables from spot sales of government securities pending settlement	86,607	7,302
Other	12,591	198,423
Allowances	(18,887)	(11,709)
	11,212,597	7,001,781

Other non-financial assets	06/30/2020	12/31/2019
Investment property (see Exhibit F)	872,639	823,264
Advanced prepayments	553,354	267,263
Tax advances	446,476	42,792
Other	73,428	99,553
	1,945,897	1,232,872

Disclosures related to allowance for ECL are detailed in note 5 “Loss allowance for credit losses on credit exposures not measured at fair value through profit or loss”.

9.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of June 30, 2020 and December 31, 2019, amounts related to transactions performed with the related parties are as follows:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

	Information as of June 30, 2020
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
ASSETS

Cash and deposit in banks	565							565
Derivative instruments							7,490	7,490
Other financial assets		471,452					99	471,551
Loans and other financing (3)
Documents							147	147
Overdraft						10,307	152,287	162,594
Credit Cards						26,556	16,216	42,772
Lease		2,279					6,011	8,290
Personal loans						6,168		6,168
Mortgage loans						60,690		60,690
Other loans		598,047				7,048	366,081	971,176
Guarantee granted							964,330	964,330

Total Assets	565	1,071,778				110,769	1,512,661	2,695,773

LIABILITIES

Deposits	9	1,615,990	107,489	9,147	26,579	729,268	12,163,941	14,652,423
Other financial liabilities						141	5,510	5,651
Other non-financial liabilities							36,528	36,528

Total Liabilities	9	1,615,990	107,489	9,147	26,579	729,409	12,205,979	14,694,602

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.
(3)	The maximum financing amount for loans and other financing as of June 30, 2020 for Macro Securities SA, Key management personnel and other related parties amounted to 601,257, 1,031,111 and 4,117,786, respectively.

	Information as of December 31, 2019
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
ASSETS

Cash and deposit in banks	545							545
Other financial assets		133,822						133,822
Loans and other financing (3)
Documents							625,255	625,255
Overdraft						755,864	1,207,692	1,963,556
Credit Cards						44,015	26,768	70,783
Lease		3,844					7,781	11,625
Mortgage loans						67,005		67,005
Other loans							380,112	380,112
Guarantee granted							649,143	649,143

Total Assets	545	137,666				866,884	2,896,751	3,901,846

LIABILIITES

Deposits	12	1,023,092	95,439	1,354	26,033	14,839,647	1,499,767	17,485,344
Other financial liabilities						103	6,357	6,460

Total Liabilities	12	1,023,092	95,439	1,354	26,033	14,839,750	1,506,124	17,491,804

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for loans and other financing as of December 31, 2019 for Macro Securities SA, Key management personnel and other related parties amounted to 5,893, 935,276 and 4,087,975, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

Amounts related to transactions generated during the six-month periods ended June 30, 2020 and 2019 with related parties are as follows:

	As of June 30, 2020
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
INCOME / (LOSS)

Interest income		1,916				38,709	326,667	367,292
Interest expense					(2,838)	(1,224,138)	(23,181)	(1,250,157)
Commissions income		3,004	119		22	35	12,090	15,270
Commissions expense						(100)	(196)	(296)
Net income from measurement of financial instruments at fair value through profit or loss							3,466	3,466
Other operating income	2			1			11	14
Allowance for loan losses		(8,988)						(8,988)
Administrative expense							(64,383)	(64,383)
Other operating expense							(41,190)	(41,190)

Income / (loss)	2	(4,068)	119	1	(2,816)	(1,185,494)	213,284	(978,972)

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

	As of June 30, 2019
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
INCOME / (LOSS)

Interest income		3,311				3,214	120,170	126,695
Interest expense					(1,980)	(601,789)	(264,985)	(868,754)
Commissions income		330	107		125	32	3,138	3,732
Net income from measurement of financial instruments at fair value through profit or loss							5,258	5,258
Other operating income	2						9	11
Administrative expense							(17,070)	(17,070)
Other operating expense							(49,135)	(49,135)

Income / (loss)	2	3,641	107		(1,855)	(598,543)	(202,615)	(799,263)

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties to it for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of June 30, 2020 and 2019, totaled 116,807 and 142,112, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020
(Translation of Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020, unless otherwise expressly stated)

In addition, fees received by the Directors as of June 30, 2020 and 2019 amounted to 928,346 and 877,817, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

	06/30/2020	12/31/2019
Board of Directors	19	24
Senior managers of the key management personnel	10	10
	29	34

10.	MODIFICATIONS OF FINANCIAL ASSETS

As explained in note 38, on August 28, 2019, the Federal Executive Power, through the Emergency Decree No. 596/2019 (DNU, for its acronym in Spanish) set, for certain short-term government securities, an immediate and stepped extension of their maturities, with no effects on the denomination currency, principal and the agreed-upon interest rate. This DNU, established the following schedule related to how these obligations will be canceled: (i) 15% upon maturity according to the original terms and conditions of its issuance, (ii) 90 calendar days after the payments described in (i), 25% of the amount owed will be cancelled, plus accrued interest over the carrying amount (net of the payments made according to section (i)); and (iii) the remaining amount owed will be cancelled 180 calendar days as from the first payment described in (i). For LECAPS with maturity date from January 1, 2020, the remaining amount owed, after the payments described in section (i), will be fully cancelled at 90 calendar days after such payments.

As the Bank had in its portfolio under amortized cost business model, government securities which contractual cash flows were modified as explained above, the Bank recalculated, at the modification date, the gross carrying amount of those financial assets as the present value of the modified contractual cash flows discounted at the original effective rate.

At the modification date, the gross carrying amount of the modified financial assets amounted to 10,819,609. As a consequence, the new gross carrying amount amounted to 7,563,756 and generated a modification loss for 3,255,853 included in “Other operating expenses”.

11.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

On January 21, 2019, the Bank, together with the other shareholders, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value Ps.1 each and entitled to one vote, representing 4.6775 % of its share capital, equivalent to 51% of the Bank’s capital stock in such company.

On February 1, 2019, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,231 shall be deferred for 5 years as follows: (i) 30% of such amount in Pesos adjusted by Unit of Purchasing Power (UVA, for its acronym in Spanish) at a 15% nominal annual rate; and (ii) 70% in US Dollars at a 10% nominal annual rate. The purchase price is guaranteed by the issuance of notes in favor of the Bank and pledges of the transferred shares.

During July 2019, the process to determine the final selling price of the shares of Prisma Medios de Pago SA was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this note.

Income generated in this sale was recorded in the item “other operating income”. The amounts receivable, in pesos and US dollars, are recorded in the item “Other financial assets”.

The remaining holding of the Bank in Prisma Medios de Pago SA (equivalent to 49%), is recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts, which was adjusted in less, as required by a Memorandum dated April 29, 2019, issued by the BCRA.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020
(Translation of Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020, unless otherwise expressly stated)

In addition, sellers retained the usufruct (dividends) of the shares sold to be reported by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019, and have the possibility to execute a put for the non-sold shares of this transaction (49%) and the buyer has the obligation to buy them, on an specific term established on the agreement, according to specifics clauses. Besides, the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust.

12.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions during the period or fiscal year, as applicable, ended on June 30, 2020 and December 31, 2019.

The expected terms to settle these obligations are as follows:

	06/30/2020
	Within 12 months	Beyond 12 months	06/30/2020	12/31/2019
For administrative, disciplinary and criminal penalties		718	718	816
Letters of credits, guarantees and other Commitments (1)	19,095		19,095	19,620
Commercial claims in progress	760,052	146,872	906,924	953,566
Labor lawsuits	51,879	136,340	188,219	201,440
Pension funds - reimbursement	26,686	43,581	70,267	181,580
Other	390,514	38,564	429,078	316,795
	1,248,226	366,075	1,614,301	1,673,817

(1)	These amounts correspond to the ECL calculated for contingent transactions mentioned in note 4.

In the opinion of the Management of the Bank and its legal counsel, there are no other significant effects than those disclosed in these condensed consolidated interim financial statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

13.	OTHER FINANCIAL AND NON-FINANCIAL LIABILITIES

The breakdown of other financial and non-financial liabilities as of June 30, 2020 and December 31, 2019 is as follows:

Other financial liabilities	06/30/2020	12/31/2019
Credit and debit card settlement - due to merchants	12,192,707	15,312,121
Amounts payable for spot purchases of government securities pending settlement	3,989,262	15,529
Amounts payable for spot purchases of foreign currency pending settlement	3,532,115	26,274
Amounts payable for other spot purchases pending settlement	2,543,920	2,901,263
Payment orders pending settlement foreign exchange	2,375,715	2,327,665
Collections and other transactions on account and behalf others	1,540,643	1,786,673
Finance leases liabilities	1,008,358	1,041,593
Other	1,609,278	1,772,088
	28,791,998	25,183,206

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020
(Translation of Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020, unless otherwise expressly stated)

Other non-financial liabilities	06/30/2020	12/31/2019
Dividends to be paid (see note 35)	12,788,268
Salaries and payroll taxes payables	3,941,012	4,167,080
Withholdings	2,726,103	2,619,556
Taxes payables	1,626,770	2,152,919
Miscellaneous payables	754,506	1,088,469
Retirement pension payment orders pending settlement	231,291	377,180
Fees payables	179,694	556,794
Other	489,211	532,879
	22,736,855	11,494,877

14.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of June 30, 2020 and December 31, 2019:

06/30/2020	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	103,896,693
Debt securities at fair value through profit or loss	2,076	97,332	12,417,352
Derivative instruments		16,946
Repo transactions		68,744,676
Other financial assets	3,043,855	6,936,087	1,232,655
Loans and other financing (1)	1,531,232	153,388,453	72,271,135
Other debt securities		134,955,543	14,204,212
Financial assets delivered as guarantee	12,546,098	1,374,377
Investment in equity instruments at fair value through profit or loss	1,610,061
Total Assets	122,630,015	365,513,414	100,125,354

Liabilities
Deposits	199,470,266	206,510,808	34,449
Derivative instruments		166
Repo transactions		1,274,773
Other financial liabilities		28,647,087	144,911
Financing received from the BCRA and other financial institutions		964,964	104,616
Issued corporate bonds		2,470,914	2,377,696
Subordinated corporate bonds		470,250	28,182,000
Total Liabilities	199,470,266	240,338,962	30,843,672

12/31/2019	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	114,365,869
Debt securities at fair value through profit or loss		1,450,618	4,995,815
Derivative instruments		57,575
Repo transactions		1,235,800
Other financial assets	3,160,497	2,479,434	1,361,850
Loans and other financing (1)	3,319,666	164,694,779	82,910,816
Other debt securities		72,228,621	1,105,288
Financial assets delivered as guarantee	10,900,705	1,223,494
Investment in equity instruments at fair value through profit or loss	1,745,052
Total Assets	133,491,789	243,370,321	90,373,769

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

12/31/2019	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	162,149,114	136,389,720	58,762
Derivative instruments		873,228
Repo transactions		1,138,786
Other financial liabilities		24,342,098	841,108
Financing received from the BCRA and other financial institutions		2,339,759	211,326
Issued corporate bonds		284,119	5,991,958
Subordinated corporate bonds		401,738	27,214,697
Total Liabilities	162,149,114	165,769,448	34,317,851

(1)	The amounts included in “without due date”, are related to the non-performing portfolio.

15.	DISCLOSURES BY OPERATING SEGMENT

For management purposes the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the period in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the financial statements.

16.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding to inflation adjustment on income tax for the fiscal years beginning on January 1, 2018.

i)	Such adjustment will be applicable in the fiscal year in which the variation of the IPC will be higher than 100% for the thirty-six months before the end of the tax period.

ii)	Regarding to the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal year of application, respectively.

iii)	The positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years.

iv)	The positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years.

v)	For fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it will be determined.

As of June 30, 2020 and December 31, 2019, all the conditions established by the income tax Law to practice the inflation adjustment are met and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law (see section d) of this note).

b)	Income tax rate

The Law No. 27541 (see note 38) suspends, up to fiscal years beginning on January 1, 2019 included, the income tax rate reduction that had established the Law 27430, setting up for the suspended period a rate of 30%. For fiscal years beginning on January 1, 2022, the income rate will be 25%.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

c)	The main items of income tax expense in the condensed consolidated interim financial statements are as follows:

	06/30/2020				06/30/2019
	Quarter ended 06/30/2020		Accumulated from beginning of year up to 06/30/2020		Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019

Current (income) / loss tax expense	(1,230,710)		2,977,474		3,498,673	8,185,180
Loss for deferred income tax	3,572,606	(*)	3,371,053	(*)	183,765	1,247,466
Monetary effects	262,465		411,654		797,281	1,027,219
Income tax expense recorded in the statement of income	2,604,361		6,760,181		4,479,719	10,459,865
Income tax loss / (gain) recorded in other comprehensive income	298,888		70,544		40,125	(16,227)
	2,903,249		6,830,725		4,519,844	10,443,638

(*) Includes gain effects for the deferred income tax as explained point a) of this note.

d)	As decided by the Board of Directors in the meeting dated May 11, 2020, considering certain case-law on the subject assessed by its legal and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated).

In addition, on October 24, 2019 Banco Macro SA filed to AFIP-DGI two requests for the recovery of payments established by the first paragraph of section 81 Law 11,683, in order to obtain the return of the amounts of 4,782,766 and 5,015,451 (not restated), inappropriately paid to the tax authority as income tax for the fiscal years 2013 to 2017 and 2018, respectively, due to the impossibility to apply the update mechanism and the inflation adjustment established by the Income Tax Law (before the amendments include by Laws 27,430 and 27,468, for the fiscal years 2013 to 2017, and as per 2019 and amendments, for the fiscal year 2018), plus the related compensatory interest (files SIGEA Nº 19144-14224/2019 and 19144-14222/2019). As the regulatory authority has not resolved the abovementioned claims, on August 7, 2020 the Bank filed, under the terms of the second paragraph of section 81 Law 11,683, the requests for the recovery of payment to the Federal Civil and Commercial Court of Appeal which are in process at Court Nº 8 and 2, respectively (Files 11285/2020 and 11296/2020).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

17.	COMMISSIONS INCOME

	06/30/2020		06/30/2019
Description	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Performance obligations satisfied at a point in time
Commissions related to obligations	2,640,658	5,418,094	3,087,727	6,521,644
Commissions related to credit cards	1,676,293	3,423,843	1,574,163	3,281,660
Commissions related to insurance	334,810	660,010	341,390	708,690
Commissions related to trading and foreign exchange transactions	102,361	184,943	135,208	252,862
Commissions related to securities value	101,158	190,581	135,884	169,719
Commissions related to loans and other financing	80,668	97,315	50,055	88,084
Commissions related to financial guarantees granted	187	325	353	3,956

Performance obligations satisfied over certain time period
Commissions related to credit cards	71,436	151,799	45,394	135,484
Commissions related to trading and foreign exchange transactions	6,723	15,901	4,341	7,560
Commissions related to loans and other financing	307	373	7,434	9,243
Commissions related to obligations	243	692	836	2,179
Commissions related to financial guarantees granted			(1)	1
	5,014,844	10,143,876	5,382,784	11,181,082

18.	DIFFERENCE IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	06/30/2020		06/30/2019
Description	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Translation of foreign currency assets and liabilities into pesos	634,618	1,144,208	(194,520)	(945,603)
Income from foreign currency exchange	150,939	202,399	676,640	1,381,718
	785,557	1,346,607	482,120	436,115

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020, unless otherwise expressly stated)

19.	OTHER OPERATING INCOME

	06/30/2020		06/30/2019
Description	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Services	564,123	1,268,248	490,917	1,092,944
Derecognition or substantial modification of financial liabilities	188,988	188,988	680	97,649
Adjustments and interest from other receivables	140,152	310,335	191,760	377,517
Other receivables for financial intermediation	31,535	31,535
Adjustments from other receivables with CER clauses	30,960	73,525	55,029	83,073
Initial recognition of loans	17,904	17,904	62,486	105,528
Sale of property, plant and equipment	417	452
Sale of non-current assets held for sale (1)			591	3,803,176
Other	89,734	330,962	399,554	697,217
	1,063,813	2,221,949	1,201,017	6,257,104

(1)	Mainly related to the sale of Prisma Medios de Pago SA, which was classified as non-current assets held for sale when it was sold. See also note 11.

20.	EMPLOYEE BENEFITS

	06/30/2020		06/30/2019
Description	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Remunerations	4,334,969	8,005,096	4,413,436	8,165,184
Payroll taxes	964,869	1,780,295	2,247,130	3,026,226
Compensations and bonuses to employees	343,963	728,568	405,055	856,853
Employee services	90,342	200,392	119,400	249,559
	5,734,143	10,714,351	7,185,021	12,297,822

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020, unless otherwise expressly stated)

21.	ADMINISTRATIVE EXPENSES

	06/30/2020		06/30/2019
Description	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Maintenance, conservation and repair expenses	458,535	885,693	465,082	921,254
Armored truck, documentation and events	450,356	814,401	398,154	770,520
Taxes	363,782	769,215	438,306	873,194
Electricity and communications	327,126	655,018	344,060	683,840
Security services	300,005	609,314	323,652	669,350
Fees to directors and syndics	285,806	605,539	430,194	953,045
Software	229,110	440,153	232,609	477,344
Other fees	179,592	373,109	292,439	559,196
Advertising and publicity	82,444	143,301	133,757	217,395
Insurance	37,311	64,558	34,093	67,234
Leases	27,448	51,469	70,042	156,165
Representation, travel and transportation expenses	21,844	56,969	57,994	112,169
Stationery and office supplies	18,478	38,914	28,777	56,940
Hired administrative services	489	1,166	785	1,933
Other	121,882	213,540	129,918	271,795
	2,904,208	5,722,359	3,379,862	6,791,374

22.	OTHER OPERATING EXPENSES

	06/30/2020		06/30/2019
Description	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Turnover tax	2,327,808	4,903,903	2,687,161	5,715,261
For credit cards	948,588	1,826,604	1,000,109	2,033,896
Charges for other provisions	195,773	512,253	354,261	652,447
Deposit guarantee fund contributions	143,245	270,779	173,288	342,985
Taxes	123,041	254,756	1,047,038	1,048,201
Interest on lease liabilities	44,163	78,635	30,217	57,833
Donations	22,531	136,494	55,017	111,424
Insurance claims	16,277	31,769	14,628	32,275
Loss from sale or impairment of investments in properties and other non-financial assets	12,676	14,070	16,025	132,005
Cost of onerous contracts	1,909	1,909
For administrative, disciplinary and criminal penalties			76	76
Other	264,066	624,336	420,545	851,174
	4,100,077	8,655,508	5,798,365	10,977,577

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020, unless otherwise expressly stated)

23.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows, the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

	06/30/2020	12/31/2019	06/30/2019	12/31/2018
Cash and deposits in banks	103,896,693	114,365,869	137,657,710	130,648,718
Debt Securities at fair value through profit or loss			385,864
Other debt securities	109,211,203	52,720,031	125,652,594	97,287,818
Loans and other financing	352,275	340,184	302,994	330,338
	213,460,171	167,426,084	263,999,162	228,266,874

24.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of June 30, 2020, amounted to 639,413. Since December 31, 2017, the Bank’s capital stock has changed as follows:

	Capital stock issued and paid-in	Issued outstanding	In treasury
As of December 31, 2017	669,663	669,663
Own shares acquired (1)		(28,948)	28,948
As of December 31, 2018	669,663	640,715	28,948
Own shares acquired (1)		(1,317)	1,317
Capital stock decrease (2)	(30,265)		(30,265)
Capital stock increase (3)	15	15
As of June 30, 2020 and December 31, 2019	639,413	639,413

(1)	Related to the repurchase of the Bank’s own shares under the programs established by the Bank’s Board of Directors on August 8, 2018, October 17, 2018 and December 20, 2018 with the purpose of reducing share price fluctuations, minimizing possible temporary imbalances between market supply and demand.

The Program dated on August 8, 2018, established, that the maximum amount of the investment amounted to 5,000,000 and the maximum numbers of shares to be acquired were equivalent to 5% of the capital stock. At the end of this program the Bank had acquired 21,463,005 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 6,464,090 (nominal value:3,113,925).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020, unless otherwise expressly stated)

The Program dated on October 17, 2018, established the start over of the repurchase of the Bank’s own shares, with the pending use of funds of the abovementioned Program, already expired. At the end of this program, the Bank had acquired 6,774,019 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 1,841,068 (nominal value: 995,786).

The Program dated on December 20, 2018, established that the maximum amount of the investment amounted to 900,000 and the maximum numbers of shares to be acquired were equivalent to 1% of the capital stock. At the end of this program the Bank had acquired 2,028,251 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 521,078 (nominal value: 298,196) of which, as of December 31, 2018 were settled 711,386 common shares for an amount of 171,866 (nominal value: 98,353), and in January 2019 were settled 1,316,865 common shares for an amount of 349,212 (nominal value: 199,843).

(2)	Related to capital stock decrease approved by the Shareholders’ Meeting of Banco Macro SA held on April 30, 2019 for an amount of 30,265, equivalent to 30,265,275 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, equivalent to all the own shares acquired as mentioned in section (1). On August 14, 2019 the Bank was notified that the capital stock decrease was registered at the Public Registry of Commerce.

(3)	Related to the capital stock increase through the issuance of 15,662 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, approved by Shareholders’ Meeting mentioned in (2), due to the merger effects between Banco Macro SA and Banco del Tucumán SA (see additionally note 2.4). On October 29, 2019 the Bank was notified that the capital stock increase was registered at the Public Registry of Commerce.

25.	EARNINGS PER SHARE. DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the period.

To determine the weighted average number of common shares outstanding during the period, the Bank used the number of common shares outstanding at the beginning of the period adjusted, if applicable, by the number of common shares bought back or issued during the period multiplied by the number of days that the shares were outstanding in the period. Note 24 provides a breakdown of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is disclosed in the table of Earnings per share included in the condensed consolidated interim statement of income.

Dividends paid and proposed

Cash dividends paid during the fiscal years 2019 and 2018 to the shareholders of the Bank amount to 6,393,978 (not restated) and 3,348,315 (not restated), respectively, which considering the number of shares outstanding to the date of effective payment that represents 10 and 5 pesos per share (not restated), respectively.

The Shareholders’ Meeting held on April 30, 2020, resolved to distribute cash dividends for 13,276,896 (nominal value: 12,788,268), which considering the number of shares outstanding at the date of such resolution, represented 20 pesos per share (not restated). As mentioned in note 35, the BCRA will not approve any earning distribution up to December 31, 2020.

26.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The above- mentioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

Banco Macro SA holds an 8.9440% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 11959 on February 27, 2020.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020, unless otherwise expressly stated)

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 1,500 which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may from time to time determine. On the other hand, the BCRA provided for the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

27.	RESTRICTED ASSETS

As of June 30, 2020 and December 31, 2019, the following Bank’s assets are restricted:

Item	06/30/2020	12/31/2019
Debt securities at fair value through profit or loss and other debt securities

• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	186,380	171,420
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	135,818	133,281
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).	98,091	109,463
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV	22,052	24,609
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing a IDB loan of Province of San Juan No. 2763/OC-AR.	4,315	3,902
Subtotal debt securities at fair value through profit or loss and other debt securities	446,656	442,675

Other financial assets

• Mutual fund shares for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV	90,535	76,448
• Sundry debtors – Other	4,064	3,918
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the City of Buenos Aires for differences on turnover tax.	827	939
Subtotal Other financial assets	95,426	81,305

Financial assets delivered as a guarantee

• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	11,282,026	8,449,808
• Forward purchase for repo transactions	1,374,377	1,223,494
• Guarantee deposits related to credit and debit card transactions	926,196	916,259
• Other guarantee deposits	337,876	1,534,638
Subtotal Financial assets delivered as a guarantee	13,920,475	12,124,199

Other non-financial assets

• Real property related to a call option sold	406,551	364,331
Subtotal Other non-financial assets	406,551	364,331
Total	14,869,108	13,012,510

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

28.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

28.1	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public and private offerings (Accicom). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Chubut Regalías Hidrocarburíferas, Secubono, Garbarino, Megabono and Agrocup) and certificates of participation (Saenz Créditos, Ribeiro and Arfintech).

As of June 30, 2020 and December 31, 2019, debt securities and certificates of participation in financial trusts for investment purposes, total 751,496 and 2,200,281, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

28.2	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of June 30, 2020 and December 31, 2019, considering the latest available accounting information as of the date of these condensed consolidated interim financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 6,641 and 10,398, respectively.

28.3  Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of June 30, 2020 and December 31, 2019, considering the latest available accounting information as of the date of these condensed consolidated interim financial statements, the assets managed by the Bank amounted to 1,104,894 and 1,165,868, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

28.4	Trusts in which the Bank acts as trustee (management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of June 30, 2020 and December 31, 2019, considering the latest available accounting information as of these condensed consolidated interim financial statements, the assets managed by the Bank amounted to 6,698,545 and 7,183,556, respectively.

29.	COMPLIANCE WITH CNV REGULATIONS

29.1 Compliance with CNV standards to act in the different agent categories defined by the CNV:

29.1.1 Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI, for their acronyms in Spanish) – Depositary company comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish), financial trustee agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered).

Additionally, the Bank’s shareholders’ equity as of June 30, 2020 stated in UVAs amounted to 2,164,917,000 and exceeds minimum amount required by this regulation for the differents categories of agents amounting to 1,420,350 UVAs as of that date, and the minimum statutary guarantee account required of 710,175 UVAs, which the Bank paid-in with government securities as described in note 27 and the cash deposits in BCRA accounts 000285 and 80285 belogning to the Bank.

29.1.2 Operations of Macro Securities SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent (ALyC , AN – comprehensive and ACyD FCI).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

Additionally, the shareholders’ equity of such Company as of June 30, 2020 stated in UVAs amounted to 19,184,188 and exceeds the minimum amount required by this regulation, amounting to 470,350 UVAs and the minimum statutary guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares.

29.1.3 Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered as agent for the Administration of Collective Investment Products of Mutual Funds.

Additionally, the shareholders’ equity of this Company as of June 30, 2020 stated in UVAs amounted to 3,950,299 and exceeds the minimum amount required by this regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutary guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares.

29.1.4 Operations of Macro Fiducia SA

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution 622/2013, as amended, issued by such agency, such Company is registered as financial trustee agent and non-financial trustee agent.

Additionally, the shareholders’ equity of such Company as of June 30, 2020 stated in UVAs amounted to 1,168,133 and exceeds the minimum amount required by General resolution No. 795 established in 950,000 UVAs. The minimum statutary guarantee account requires a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares. The CNV through General resolution No. 825, decided that the 50% of the amounts required as of December 31, 2019, and June 30, 2020, shall be credited and the Shareholders’ equity may not be less than 6,000.

29.2 Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end, except for the Inventory Book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended through December 31, 2016 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2018, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51.200, Pilar, Province of Buenos Aires).

29.3 As depositary of mutual funds

As of June 30, 2020 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds (see note 33):

Fund	Number of shares	Equity
Pionero Pesos	566,513,494	4,430,890
Pionero Renta Ahorro	58,622,888	991,157
Pionero FF	25,787,388	358,969
Pionero Renta	7,917,594	321,874

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

Fund (contd.)	Number of shares	Equity
Pionero Acciones	10,411,857	265,369
Pionero Empresas FCI Abierto Pymes	226,416,098	1,152,635
Pionero Pesos Plus	4,494,507,136	21,110,315
Pionero Renta Ahorro Plus	152,309,073	529,986
Pionero Renta Mixta I	15,421,463	54,649
Pionero Renta Estratégico	488,042,773	1,072,500
Pionero Argentina Bicentenario	326,619,265	616,520
Pionero Ahorro Dólares	3,487,698	228,091
Pionero Renta Fija Dólares	3,452,402	177,275
Argenfunds Renta Pesos	442,603,217	2,289,023
Argenfunds Renta Argentina	10,079,918	32,556
Argenfunds Ahorro Pesos	14,139,991	113,932
Argenfunds Abierto Pymes	1,407,309,625	2,496,781
Argenfunds Renta Total	9,181,389	181
Argenfunds Renta Flexible	586,477,263	1,700,217
Argenfunds Renta Dinámica	103,728,407	356,006
Argenfunds Renta Mixta	35,820,418	64
Argenfunds Renta Global	8,983,257	29,324
Argenfunds Renta Capital	31,319,025	2,254,563
Argenfunds Renta Balanceada	41,424,153	139,567
Argenfunds Liquidez	5,237,722,088	7,533,817
Argenfunds Retorno Absoluto	578,704,351	936,687
Argenfunds Renta Crecimiento	27,511,253	1,691,551
Argenfunds Renta Mixta Plus	1,647,434	103,250
Argenfunds Renta Variable	1,682,254	47
Argenfunds Renta Fija	109,681,420	1,523,976

30.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for June 2020 are listed below, indicating the amounts as of month-end of the related items:

Description	Banco Macro SA
Cash and deposits in banks
Amounts in BCRA accounts	46,968,115

Other debt securities
Central Bank Internal Bills computable for the minimum cash requirements	28,575,855
Government securities computable for the minimum cash requirements	13,179,369

Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	11,282,026
Total	100,005,365

31.	PENALTIES APPLIED TO THE FINANCIAL ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their financial statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

Next follows a description of the situation of Banco Macro SA as of June 30, 2020:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016.

Reason: control observations over subsidiaries.

Proceeding filed against: Banco Macro SA and the Members of the Board of Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: pending resolution before the BCRA. On 04/07/2016, we filed the defenses and evidence. On 05/18/2016 we requested on behalf of Mr. Delfín Jorge Ezequiel Carballo the resolution of the motion for lack of standing to be sued. The proceedings were not opened to the production of evidence. As of the date, it is pending resolution.

Penalties imposed by the BCRA

Financial summary proceedings: No. 1401 dated 08/14/2013.

Reason: alleged failure in financing to the non-financial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Penalty amount: 2,400.

Proceeding filed against: Banco Macro SA and the members of the Board (Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito).

Status: on 03/02/2015 the BCRA passed Resolution No. 183/15 imposing fines to the Bank. Therefore and against such resolution, a direct appeal was filed to the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish). Courtroom IV of the CNACAF sustained the appeal filed by the Bank and annulled the decision imposing the fines to the Bank. Consequently, the BCRA filed a federal extraordinary appeal, which was dismissed. Finally, BCRA lodged a motion for reconsideration of dismissal of the extraordinary appeal with the Argentine Supreme Court (CSJN, for its acronym in Spanish) which is still pending resolution.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 62/2009 dated 01/16/2009.

Reason: observations on the purchase of foreign currency from April 2006 through August 2007. Penalty amount: 718.

Penalty imposed on: Banco Macro SA and those in charge of anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: the UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. After successive remedies filed by the Bank, part of the fines were dismissed in relation to statute-barred periods, and the decision became final on 06/25/2019; therefore, the case file will be submitted to the UIF to readjust fines to the open period. As of the date, is pending that UIF readjust the fines related to transactions performed during the period beginning on 3/5/2007 and since 4/17/2007 to 8/22/2007 according to Courtroom III resolution of CNACAF dated 10/31/2016.

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330.

Penalty imposed on: Banco Macro SA, the members of the Board and those in charge of anti-money laundering regulation compliance (Luis Carlos Cerolini – both as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini –as Directors of Banco Macro SA).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by Messrs. Carballo and Magnanini. Against such resolution, the Bank and the individual responsibles filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. The term to file the federal extraordinary appeal against such resolution is already running. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. Against such resolution, on 10/03/2019 the Bank filed an appeal to Argentine Supreme Court, which is pending resolution from CSJN.

Although the above described penalties do not involve material amounts, as of the date of issuance of these condensed consolidated interim financial statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 718 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”.

Persons subject to summary proceedings: Banco Macro SA, the members of the Board, the regular members of the Statutory Audit Committee and the person/s responsible for market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. To the date hereof this action is still pending resolution.

File: 2577/2014 (CNV Resolution No. 18863) dated 07/20/2017.

Reason: potential non-compliance with de provisions of section 59, Law 19550, and paragraph 1 of Chapter 6 Section 19 of Article IV of Chapter II of CNV Rules (Revised 2013, as amended) in force at the time of the issues under analysis.

Persons subject to summary proceedings: Banco Macro SA, in its capacity as custody agent of collective investment products of mutual funds, regular directors and regular members of the Statutory Audit Committee (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Federico Pastrana, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito, Emmanuel Antonio Alvarez Agis, Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele).

Status: On May 22, 2019, the CNV (Argentine Securities Commission) issued Resolution No. 80/2019, whereby a warning penalty was imposed on the persons subject to the summary proceedings (except for Delfín J. E. Carballo and Federico Pastrana, as to whom the lack of capacity to be sued was sustained). On 6/7/2019, the Bank, its directors and statutory auditors filed a direct remedy requesting the abrogation of the penalty. The file was submitted to the CNACAF Courtroom II, which issued the resolution for the commencement of proceedings on 19/09/2019. On 12/23/2019, the Court served the direct appeal upon the CNV. On 03/02/2020 the direct appeal served was notified to the CNV. As of the date, that Agency has not answered.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended).

Persons subject to summary proceedings: Banco Macro SA, members of the Management Body during the period that is the subject matter of these summary proceedings (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolás Alejandro Todesca, Carlos Alberto Giovanelli, José Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martin Monge Varela and Luis Cerolini in his double capacity as Compliance Officer and member of the Management Body).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

Status: on 04/23/2019, UIF passed Resolution No. 41, whereby it imposed fines to responsibles. Against such resolution, the Bank, its Board of Directors and its Statutory audits filed a direct appeal on 06/12/2019, requesting a repeal of the penalty imposed. Such appeal is in process at CNACAF. The file was submitted to Courtroom IV of CNACAF that received the proceedings on 06/21/2019. The direct appeal filed was notified to UIF on 12/3/2019 and this Agent has not answered yet, having 30 business days to answer. On 02/19/2020, the UIF answered the mentioned served and after that the file was passed to the Public Attorney. The file is in the Public Attorney Office since 03/04/2020.

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated 1/15/2016.

Reason: alleged failure to comply with the Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Marcos Brito and Emmanuel Antonio Álvarez Agis.

Status: on 05/17/2019 UIF passed resolution No. 13/2016, whereby it filed the summary proceedings related to observations over an overall inspection performed by BCRA. On 06/15/218, the responsibles filed their defenses. On 7/2/2018, the UIF sustained the lack of capacity to be sued of Delfín Jorge Ezequiel Carballo, discarding his responsibility in this summary proceeding. The proceedings were opened to the production of evidence and closing of the evidence stage; on September 2018 the defendants lodged their memorial. As of the date, is pending to issue an administrative resolution.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019

Reason: alleged failure to comply with the Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emanuel Antonio Alvarez Agis, Constanza Brito and Luis Carlos Cerolini.

Status: On 10/02/2019, Banco Macro SA and the individual responsables were passed of the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. To date, the plea filed in relation to the statute of limitations has not been resolved yet, and no initial notification has been issued yet. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case.

Bank Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

32.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded by Banco Macro SA in these condensed consolidated interim financial statements amount to:

Corporate Bonds	Original value		Residual face value as of 06/30/2020	06/30/2020	12/31/2019
Subordinated Resettable – Class A	USD 400,000,000	(a.1)	USD 400,000,000	28,652,250	27,616,435

Non-subordinated – Class B	Ps. 4,620,570,000	(a.2)	Ps. 2,889,191,000	2,429,644	3,296,605

Non-subordinated – Class C	Ps. 3,207,500,000	(a.3)	Ps. 2,413,000,000	2,418,966	2,979,472

Total				33,500,860	33,892,512

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

a.1)  On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23,576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars).

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date will be November 4, 2021. Since reset date, these Corporate Bonds will accrue a benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions.

In addition, the Bank has the option to fully redeem the issuance as the reset date and under the conditions established in the pricing supplement after that date. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

a.2)  On May 8, 2017, under the Global Program mentioned on item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class B not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

On October 17, 2018 and October 16, 2019 the Board of Directors decided to pay off these corporate bonds for a face value of 1,229,518,000 and 501,861,000, respectively, equivalent to the amount of purchases made as those dates.

As of the date of issuance of these condensed consolidated interim financial statements the Bank made purchases of this issuance for a face value of pesos 511,495,000, with a remaining outstanding face value of 2,377,696,000.

a.3)  On April 9, 2018, under the Global Program mention on item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class C, for a face value of pesos 3,207,500,000, at an annual variable rate equivalent to the sum of (i) Badlar private rate applicable for the related accrued period; plus (ii) applicable margin of 3.5% p.a., fully amortizable upon maturity (April 9, 2021). Interest will be paid quarterly for the periods due on July 9, October 9, January 9 and April 9 of every year, beginning on July 9, 2018.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

In addition, on October 16, 2019 and January 29, 2020, the Board of Directors decided to pay off these corporate bonds for a face value of 750,500,000 and 44,000,000, respectively.

As of the date of issuance of these condensed consolidated interim financial statements, the Bank made purchases of this issuance for a face value of pesos 45,000,000, with a remaining outstanding face value of pesos 2,368,000,000.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

The Shareholder´s Meeting held on April 27, 2018, resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds for a face value from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determinated by the Board of Directors in due time. During the meeting held on April 10, 2019 the Board of Directors decided to use the maximum amount of the Global Program for the Issuance of Corporate Bonds approved on April 27, 2018, i.e., U$S 1,000,000,000 (one billon US dollars) or an equal amount in other currencies or value units, for the issuance of Corporate Bonds under CNV frequent issuers system.

33.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off Balance sheet transactions as of June 30, 2020 and December 31, 2019:

Item	06/30/2020	12/31/2019
Custody of government and private securities and other assets held by third parties	114,349,051	92,468,396

Preferred and other collaterals received from customers (1)	73,361,100	63,090,394

Outstanding checks not yet paid	6,489,036	9,111,348

Checks already deposited and pending clearance	3,301,379	3,427,162

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

34.	TAX AND OTHER CLAIMS

34.1.	Tax claims

The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	Ex-officio turnover tax assessments in progress and/or adjustments pending resolution by the tax authorities of certain jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these condensed consolidated interim financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

34.2.	Other claims

In addition, before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v. Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the City of Buenos Aires, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable, as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision, as well as the subsequent filing of a complaint for the extraordinary appeal denied. It is currently pending with the Argentine Supreme Court.

Moreover, the Bank is also subject to three class actions initiated by consumers’ associations for the same purpose: a) Adecua v, Banco Macro on ordinary proceedings, File No. 20495/2007, pending with Commercial Court No.7 in and for the City of Buenos Aires, Clerk’s Office No. 13; b) Damnificados Financieros Asociación Civil Para Su Defensa et al v, Banco Macro on summary proceedings, File No. 37729/2007, pending with Commercial Court No. 7 in and for the City of Buenos Aires, Clerk’s Office No. 13; c) Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008, pending with Commercial Court No. 27 in and for the City of Buenos Aires, Clerk’s Office No. 13.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as Buenos Aires City stamp tax withholding agent.

Furthermore, there is a case challenging the Bank for charging credit card users until December 2014 a commission for “purchase limit excess” that consisted of a percentage over the purchase limit excess amount. It is styled “User and Consumer Union et. al v. Banco Macro SA on summary proceedings” [Unión de Usuarios y Consumidores y otro c/ Banco Macro SA s/ Sumarísimo], file No. 31958/2010, pending with Commercial Court No. 1 in and for the City of Buenos Aires, Clerk’s Office No 1. On 03/15/2019 a court order was passed against the Bank from a trial court that ordered the reimbursement for all the collected amounts plus VAT and interest. Although this court decision was appealed, the Entity understands that there is a low probability that a favorable ruling shall be obtained from the trial court, as the Entity became aware of that the Court of Appeals approved related actions against other two banks, an agreement was reached and filed for court-approval effects on 11/03/2020. On such agreement, the Bank compromised to reimburse to credit card users for the period from August 2007 to December 2014, the amounts collected over the abovementioned concepts plus VAT over such commissions and interest calculated at the average current rate for Documents transactions in force at the Banco de la Nación Argentina. On August 26, 2020, the agreement was approved by the judge. The term to deduce the appeal against the approval ends on September 3, 2020.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these condensed consolidated interim financial statements.

35.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

b)	Through BCRA rules related to Earnings distribution of financial entities, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, as established by BCRA Communiqué “A” 6768, the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions assesses the potential effects of the application of IFRS according to Communiqué “A” 6430 (section 5.5 IFRS 9 “Impairment”) and the restatement of financial statements according to Communiqué “A” 6651 in accordance with accounting standards established by Communiqué “A” 6847 and the guidelines to apply the restatement procedures established by Communiqué “A” 6849.

In addition, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendency of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records, (vi) certain franchises granted by the BCRA. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, which was created a special reserve, and its balance as of June 30, 2020 was 6,073,502 (nominal value: 3,475,669).

The maximum amount to be distributed shall not be over the minimum capital excess recalculating, exclusively for these purposes, the position in order to consider the above-mentioned adjustments, among other issues.

The Bank must verify that, after completion of the proposed profit distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

In addition, through Communiqué “A” 7035, the BCRA established the suspension of earning distribution of financial entities up to December 31, 2020.

c)	Pursuant to CNV General Resolution No. 593, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the Legal earnings retained or a combination of any of these applications.

In compliance with the abovementioned the General regular Shareholders’ Meeting held on April 30, 2020, approved cash dividends distribution for 13,276,896 (nominal value: 12,788,268), that represents 20 pesos per action at the General regular Shareholders date, and delegated into the Board of Directors to establish the effective date that the cash dividends will be available to the shareholders, according to their holdings. The abovementioned cash dividends distribution is pending resolution for the BCRA, considering, in addition, what was established by Communiqué “A” 7035 abovementioned.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

36.	CAPITAL MANAGEMENT AND CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As financial institution, Banco Macro SA is governed by the Financial Entities Law No. 21,526, as supplemented, and the regulations issued by the BCRA and, is exposed to intrinsic risks related to the financial industry. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines). Detailed explanations about the main aspects related to capital management and corporate governance transparency policy related to the Bank, are disclosed in note 41 to the consolidated financial statements as of December 31, 2019, already issued.

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of June 2020, together with the integration thereof (computable equity) as of the end of such month:

Description	06/30/2020
Minimum capital requirements	34,660,449

Computable equity	136,463,639

Capital surplus	101,803,190

Finally, in relation to risk management, note 41 to consolidated financial statements as of December 31, 2019, already issued, exposes relevant information of this regards. However, an update over credit risk is disclosed as follows, due to the beginning of the application of section 5.5 of IFRS 9 which is mentioned in note 3, with the temporary exclusion of public sector exposures.

Credit risk

An update over credit risk is disclosed as follows, taking into account the beginning effects of application of section 5.5 if IFRS 9, mentioned in note 3.

The credit risk is the existing risk regarding the possibility of the Bank to suffer a loss because one or several customers or counterparties fail to meet their obligations.

Losses for credit risk are generated by the default of the debtor or counterparty of their obligations and its extend is mainly related with two factors:

•	The exposure amount at default; and

•	The recoveries collected from the payments made by the debtor or from the foreclose on the collateral, reducing severally the loses.

The Bank’s Credit Risk Management is in charge of managing the credit risk which consist of identification, evaluation, monitoring, control and mitigation of this risk overall credit stages.

The Credit Risk Management area is in charge of the design and development of the Expected Credit Loss Models. Such area, which reports to Credit Risk Management, also is in charge of the design and calculation of the Rating and Scoring Models to quantify the credit risk as well as models that permit to calculate the probability of default (PD), exposure at default (EAD) and loss given default (LGD), and the models to calculate the forward looking impact.

The Administration and Credit Operation Management, through the credit review area, analyze the entire portfolio under individual assessment and classify customers in different credit risk stages. Together with Corporate Risk and Credit Recovery managements (which contribute with their view under risk assessment and recovery management), calculating the ECL for Corporate customers in stage 3.

Definitions and the measurement of ECL are regularly presented to the Risk Management Committee which approves the methodologies, adjustments and validation of the models.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

36.1 Credit risk impairment assessment

This note must be read together with note 3 section “New accounting standards over impairment of financial assets not measured at fair value through profit or loss”.

36.1.1 Definition of significant increase in credit risk, impaired and default

The Bank recognizes the impairment of its financial assets according to point 5.5 of IFRS 9 guidelines. To this end, the Bank calculates the ECL for financial instruments over a “three stages” risk model based on the evidence of credit quality changes since the initial recognition, as summarized as follows:

•      Stage 1: includes financial instruments which credit risks have not increased significantly since initial recognition.

•      Stage 2: includes financial instruments which have shown a significant increase in credit risk, not yet considered credit-impaired, and

•      Stage 3: includes financial instruments considered impaired.

The Bank measures the ECL according to the following definitions:

•      For financial instruments include in Stage 1, the Bank measures the ECL as the portion of the LTECL that result from possible default events within the next 12 months.

•      For financial instruments include in Stage 2 and Stage 3, the Bank measures the ECL during the LTECL.

•      In the calculation of ECL, according to IFRS 9, forward looking information is considered.

The following chart resumes impairment requirements under IFRS 9:

-	Stage 1: initial recognition

•    12mECL

-	Stage 2: significant increase in credit risk

•    Arrears > 30 days

•     PDs comparison

▪        LTECL

-	Stage 3: default

•    Arrears > 90 days

▪         Recoverable value

Staging by PD comparison

The significant increase of credit risk is assessed by comparing PD as from the date of origin and the PD as from the reporting date adjusted by the forward looking view. The Bank considers that there is a significant increase in credit risk when there are more than one level of variation in the customers’ risk category at the reporting date, except for clients considered of low risk (reduce PD) where the variation required is more than two risk categories to recognize a significant increase.

Moreover, through periodic reviews, the Bank monitors the effectiveness of the criteria used in identifying the significant increase in credit risk.

Customers segmentation

The criterion to assess if a financial instrument is impaired will depend on the analysis to which such customer is exposed. Losses are estimated either on a collective or an individual basis.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

36.1.1.1 Customers evaluated on a collective basis

To estimate expected credit losses comprehensively, disclosures are grouped on the basis of customer segments showing similar risk characteristics relevant for analyzing their repayment capacity or future recovery flows.

The identified segments are grouped under two broad categories:

i)	Low risk: characterized by the on-the-job stability of the customers making up such segment and the contractual security in connection with the recovery of credits.

•	Public salary plan: employees of federal, provincial or municipal agencies whose salaries are deposited into Banco Macro accounts. High job stability. The Bank contractually ensures the collection of the financial commitments due and payable upon the crediting of salaries.

•	Private salary plan: employees of private companies with which the Bank has salary crediting agreements in place. The Bank contractually ensures the collection of the financial commitments due and payable upon the crediting of salaries.

•	Retirees: beneficiaries of federal, provincial or municipal pensions which are credited into Banco Macro accounts. The fact that they are subject to a lifetime benefit ensures that their revenues are highly stable. In this segment, the Bank ensures that credits are recovered through a third party (ANSES [Argentine social security administration] or the related pension fund), which transfers them directly to the accounts held by each retiree with the Bank.

ii)	Nonlow risk: each of the segments is characterized by having a large number of cases and atomized debt. The origination and risk management thereof involve the use of mass credit rating tools based on statistical models.

•	Open market: individuals involved in various types of activities (payroll employees, self-employed workers or small taxpayers) who request financing for consumption or homes. This is a segment where the changes in the economic cycle have a greater impact on its financial capacity.

•	Small and Medium size companies (SMEs) with portfolios similar to consumer portfolios according to the definition by the BCRA: customers engaged in commercial, industrial and/or service activities requesting financial aid involving relatively low amounts, mainly for commercial purposes and possibly for consumer in the case of natural persons.

•	Agricultural companies with portfolios similar to consumer portfolios under the BCRA’s definition: customers engaged in activities related to agricultural production or companies providing services aimed at that sector who mainly request limited financial aid to perform their commercial activities or possibly for consumption, in the case of natural persons. Their financial requirements and business cycles are inherent to the productive approach taken.

•	Microenterprises: customers engaged in commercial activities who request financial aid for working capital or capital goods in low amounts, and also for consumption in the case of natural persons. The segment also includes low-revenue customers requiring low financial aid amounts.

Under collective basis assessment, the Bank has determined the following criterions to define the inclusions in different impairment stages:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

For low risk customer:

•        Stage 1:

o	no arrears or less than 5 days,

o	arrears more than 4 days without significant increase risk for PD comparison.

•        Stage 2:

o	arrears more than 30 days,

o	arrears more than 4 days with significant increase of risk for PD comparison.

•        Stage 3:

o	arrears more than 90 days in some financial instruments.

For no low risk customer:

•        Stage 1:

o	no arrears or less than 31 days,

o	no significant increase risk for PD comparison.

•        Stage 2:

o	arrears more than 30 days in some financial instrument,

o	arrears less than 31 days with significant increase of risk for PD comparison.

•        Stage 3:

o	Arrears more than 90 days in some financial instruments.

36.1.1.2 Customers evaluated on an individual basis

The aim of the individual basis assessment is the estimation of ECL for customers with significate risk or customers which require a specific treatment, or do not have homogeneous characteristics with other portfolio segments for which statistic information is insufficient to predict future behavior.

This assessment includes the following customers and financial assets:

•       Corporate companies.

•       Large and medium size companies.

•       SMEs and Agricultural of commercial segment according to BCRA definition.

•       Financial institutions.

•       Public sector.

•       Government and private securities.

On a monthly basis the credit review sector assesses the whole portfolio under individual basis methodology, focus on customers who were, in the previous month, in Stage 2 and Stage 3 and those who being in Stage 1, a significant risk increase is observable. To make such assessment, some objective data were defined to analyze whether there is an increase in credit risk to determine whether it should be reclassified to Stage 2 due to the existence of a significant increase in risk; be reclassified to Stage 3 when a default is produced or projected, or remain in Stage 1. These events mainly comprise:

-	Significant arrears in the main credit lines granted.

- Legal actions by the Bank to collect the assistance granted.

- Request for reorganization proceeding or bankruptcy.

- Forbone loans with principal still outstanding.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

The “staging” proposal is complete with the expert opinion from Corporate risk and Credit recovery areas.

This assessment is used as an input for the Management Credit Risk Management to estimate the allowances for customers in Stage 1 or Stage 2.

Therefore, allowances related to customers in Stage 3 are calculated by the Credit review area, based on the Bank’s judging criteria, estimating, on a monthly basis, the expected cash flows to be received for each transaction discounting to their effective interest rate. The allowance is determined as the difference between the carrying amount and the present value of the expected cash flows to be received. For this task, the Credit review area requires to the Recovery Management to estimate the cash flows to be collected and when it will occur, taking into account the level of advance in the collection negotiation as well as cash flows from an eventual sale of the collateral received or other credit enhancement that are an integral part of the contractual terms.

36.1.2     The Bank’s internal rating and Probability of default (PD) estimation process

The PD represents the probability that a debtor fail with its financial obligation, either during the next 12 month (Stage 1) or during the remaining life time of the financial asset (Stage 2 and 3).

PD determination is performed by customer, aligning with the Bank’s credit management model.

For the individual basis assessment, the rating model developed by the entity, in order to identify the risks and concentrations associated with the PDs in accordance with the Bank’s commercial strategy, is based on a Behavior Module considering the behavior scores of the commercial portfolio segments and contemplates variables of internal behavior and variables from external suppliers.

To classify the collective assessment per risk levels, the Bank developed a 12 month PD since dual-matrix methodology that combine Market Scores of internal behavior with Boreau generic Scores, getting a higher discrimination level when considering the internal behavior and the financial entities. PDs for the lifetime have also been developed, to each assets grouping defined as homogeneous risk, to calculate the financial asset amount classified in Stage 2.

The proposals for implementing the PD models are submitted to the Risk Management Committee for approval. The methodologies, variables, development population, observation windows and results that support the preparation of the models are documented in special reports, are tested and adjusted, at least, once a year.

36.1.3	Exposure at default (EAD)

EAD is based on the amounts that the Bank expects to be owed at default during the next 12 month (Stage 1) or during the instruments remaining lifetime (Stages 2 and 3).

The EAD model uses the same information sources than PD model. Segmentation is also used in the PD structure.

The Bank developed a calculation method for the products that have a defined flow schedule, and another method for the products that provide the customers with a credit line (revolving products). For revolving products, the Bank calculated a credit risk factor that contemplates the use that this credit line could represent in case of default. Upon building the credit risk factors, the aging of the product and level of use was considered, among other characteristics.

36.1.4	Loss given default (LGD)

LGD is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive (i.e., all cash shortfalls), including from the realization of any collateral.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020,

unless otherwise expressly stated)

It is the complement to the unit of the recovery rate; that is, the proportion not collected by the Bank with respect to the EAD. Consequently, the default amount is compared with the current value of the amounts recovered after the date of default.

LGD varies according to counterparty, aging, and type of claim and if there is a collateral to protect the credits.

To the LGD calculation the Bank differentiates by product. The estimates are based on the historical information observed in the Bank, for recoveries over default transactions discounting at effective interest rate of such agreements at the default time.

Once the recovery rates are obtained, this behavior is projected through a triangular method to estimate the periods with less aging. Finally, the weighted average of the loss for each portfolio is determined.

Like PD, LGD is adjusted by macroeconomic models applying a forward looking view.

36.2  Forward looking information used in ECL models

The calculation of impairment for ECL includes and is adjusted by a forward looking view with respect to the portfolio behavior. To that end, the Bank performs researches related to macroeconomics variables which have an impact in both, the PD and LGD and has built models that capture such impact for the commercial portfolio, comparable portfolio and consumer portfolio.

The key economic variables used in each of the economic scenarios for the ECL calculation, are as follows:

▪    GDP variation

▪    Interest rate (BADLAR published by the BCRA)

▪    CPI

As stated in IFRS 9, the impact is calculated considering various scenarios with different variables. To such end, a 36-month estimate on the variables underlying the models is requested from a well-known economic consulting firm. This estimate is prepared for three alternative macroeconomic scenarios, to which a likelihood of occurrence is assigned.

Finally, the Bank calculates the expected credit losses by applying the alternative scenarios which are updated on a quarterly basis based on the financial statements filed each calendar quarter.

Adjustment for expected losses due to COVID-19

The pandemic and its direct consequence, the social and preventive lockdown declared by the Argentine government as from March 20, have a high impact on the Argentine economy and, therefore, on the behavior of financial debtors. Despite the fact that the measures established by the government to counterbalance such effects, it is evident that there was a fall in production and consumption, which in turn affected employment and the economic agents’ financial flows, among other factors. In addition, the extension of the restrictions imposed by the pandemic is still uncertain, so the magnitude of these effects cannot be fully estimated.

The Argentine government, the BCRA and other tax and regulatory agencies adopted a series of measures to reduce the impact of the economic stagnation arising from the lockdown. Some of the main ones include: extending tax and social security due dates, offering financial aid to the most vulnerable sectors, deferring payment of all bank debtor’s obligations —whether companies or individuals—, promoting the financing of salary payments (guarantees, negative rates, minimum cash exceptions), mandatory refinancing of past due payables, a more flexible treatment for recognizing the impairment of the banking customer portfolio, and banning dismissals and suspensions, among others. All of them contribute to having a 2020 second quarter with minimum impact on bank portfolio delinquency. However, it is expected that the financial statements for second quarter will incorporate more fully the results of the impairment in the debtors’ financial capacity.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020
(Translation of Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020, unless otherwise expressly stated)

As the Bank is not oblivious to the circumstances described, an increase in uncollectibility charges and an impairment of its assets subject to an uncertain credit risk are to be expected.

Since statistical models do not appropriately reflect the effects arising from the pandemic on expected credit losses, the Bank decided to make a special adjustment prospectively based on an estimate of the impairment of certain financial assets showing greater vulnerability levels or signs of difficulties related to the payment of obligations.

As to commercial loans, as of June 30, 2020, the Bank estimated an additional credit risk impairment loss for 324,168 in connection with beneficiaries of credit facilities at reduced rates aimed at paying salaries during the social lockdown and who are part of the economy sectors which are expected to experience the pandemic’s most significant adverse effects, both in terms of a drop in revenues and the subsequent recovery term. The same criterion was used in connection with the companies which are part of the sectors that chose to reschedule the due dates of their payables using the general and extraordinary flexible conditions established by the BCRA for paying financial obligations. The estimated charge stood at 30,877.

As regards loans granted to individuals, the adjustment affected the financing to employees on payroll private company, self-employed workers and microentrepreneurs. These sectors are considered to be the most affected by dismissals, suspensions and loss in salary purchasing power, fall in sales and a reduction in activity levels resulting from compulsory lockdown. In these segments, an impairment in customer risk was estimated in the cases in which they opted to defer the settlement of their payables to the Bank (amounts owed in connection with credit cards and personal loans) by making use of the mandatory extensions and payment facilities provided by the BCRA in connection with outstanding financial payables during the pandemic.

The adjustment made in connection with consumer loans stood at 902,032 as of June 30, 2020.

The adjustment made in connection with both the portfolios subject to individual and collective analyses is equivalent to the expected credit losses which should have been recognized had there been a fall in the risk level of the selected customers as of March 31, 2020.

Finally, the Bank adjusted the expected credit losses prospectively by incorporating the impact of the new macroeconomic scenarios in the variables affecting credit risk, as stated at the beginning of this section 36.2.

37.	ADDITIONAL INFORMATION

The table below shows the amounts corresponding to the detail of Government and private debt securities as of June 30, 2020 and December 31, 2019.

Description	06/30/2020	12/31/2019
Debt securities at fair value through profit or loss
Government securities	12,444,381	5,463,636
Private securities	69,244	982,797
Government securities – Foreign	3,135
Total debt securities at fair value through profit or loss	12,516,760	6,446,433

Other debt securities
At fair value through OCI
Central Bank internal bills	105,409,330	52,175,839
Government securities	16,168,959	534,229
Government securities – Foreign	3,801,873	544,192
Total at fair value through OCI	125,380,162	53,254,260

At amortized cost
Government securities (see notes 10 and 38)	21,987,589	16,997,245
Private securities	1,792,004	3,082,404
Total at amortized cost	23,779,593	20,079,649
Total other debt securities	149,159,755	73,333,909
Equity instruments
At fair value through profit or loss	1,610,061	1,745,052
Total equity instruments	1,610,061	1,745,052

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020
(Translation of Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020, unless otherwise expressly stated)

38.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL MARKETS

The international and local macroeconomic context generates certain degree of uncertainty regarding its future progress as a result of the financial assets and foreign exchange market volatility, certain political events and the level of economic growth, among other issues, and additionally, for the effects mentioned in note 39.

Specifically, in Argentina, as a step prior to general presidential elections, the open primary elections (PASO, for its acronym in Spanish) were held on August 11, 2019. The results were adverse to the party running the Argentine government, which was confirmed with the results of the general presidential elections held on October 27, 2019, giving rise to a change in federal authorities on December 10, 2019. The market values of Argentine government and private financial instruments plummeted the day after the PASO, so the country risk and the value of the US dollar also skyrocketed. These situations remain as of the date of issuance of these condensed consolidated interim financial statements.

Among other measures introduced by the PEN after the PASO, DNU No. 596/2019 was issued on August 28, 2019, whereby it established, with certain exceptions, a first reprofiling in the maturities of short-term Government securities (Letes, Lecaps, Lelinks and Lecer) Then, the new PEN issued Presidential Decree No. 49/2019 on December 19, 2019, to extend through August 31, 2020, the amortization of treasury bills (Letes) in US dollars.

On December 23, 2019, “Social Solidarity and Productive Reactivation” Law No. 27541 was published in the Official Bulletin, which established several changes and empowered the PEN to complete the formalities and acts needed to recover and secure the sustainability of the government debt as already mentioned, among other issues.

On January 20, 2020, the PEN voluntarily swapped Lecaps for about 60% of the stock for the new Lebads, and after that, on February 11, 2020, through Presidential Decree No. 141/2020 it was decided, with certain exceptions, to delay up to September 30, 2020, the charge for the principal amortization of Federal Government bonds of dual currency (AF20, as its acronym in Spanish).

On February 12, 2020, Law No. 27544 "Restoration of the sustainability of government debt issued under foreign law” was published in the Official Bulletin which, among other issues, empowers the PEN to perform transactions to manage liabilities or swaps or restructuring of interest expiry and principal amortization of government securities issued under foreign law.

On April 6, 2020, the payment of all public debt issued under Argentine legislation was deferred through Decree No. 346/2020 until December 31, 2020. Subsequently, several swaps and restructuring of other debt instruments under Argentine legislation were made.

Finally, on August 4, 2020, the Argentine Ministry of Economy issued a resolution stating that Argentina and creditor group representatives had reached an agreement which will allow supporting Argentina’s debt restructuring proposal under foreign legislation. The proposal mainly includes a reduction in interest and the establishment of a grace period before payments are resumed. In addition, on August 8, 2020, Law No. 27,556 establishing a voluntary swap of government securities stated in US dollars and issued under Argentine laws for an initial 90-day term was published.

Related to tax regulation, through the abovementioned Law No. 27541, among other provisions, redressing systems were added, amendments to employer contributions were made and a “tax for an inclusive and supportive Argentina” (PAIS tax, for its acronym in Spanish) was created for five fiscal years at a 30% rate on the acquisition of foreign currency for hoarding purposes, to purchase assets and services in foreign currency and international passenger transportation, among others. Finally, note 16 a) and b) explains the amendments introduced pursuant to Income Tax Law.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020
(Translation of Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020, unless otherwise expressly stated)

Between August 2019 and the date of issuance of these condensed consolidated interim financial statements, the BCRA issued several regulations that, along with Presidential Decree No. 609/2019 of September 1, 2019, introduced certain restrictions with different scopes and specifications for natural and artificial persons, including the acquisition of foreign currency for hoarding purposes, transfers abroad and foreign exchange transactions, among other issues, effective as of the date of issuance of these condensed consolidated interim financial statements according to BCRA Communiqué “A” 6844, as supplemented and amended. In addition, in the last few months the gap between the official price of the US dollar -used mainly for foreign trade- and the alternative values that arise through the stock market operation and also with respect to the unofficial value, has begun to widen around 80% as of the date of issuance of these condensed consolidated interim financial statements.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future consolidated financial statements.

39.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic. This emergency situation over public health was worldwide expanded and several countries have taken different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines.

Particularly in the Argentine Republic, on March 19, 2020, through Decree No. 297/2020, the Government established the "social, preventive and compulsory isolation" which, after several extends and amendments, is still effective as of the date of issuance of these condensed consolidated interim financial statements.

Along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies. As regards measures related to the financial institutions, the BCRA established maturities extensions, froze the mortgage loan installments and encouraged banks to lend to companies at reduced rates. In addition, as explained in note 35, the distribution of dividends of the finance institutions was suspended until December 31, 2020.

In addition, in the mandatory quarantine context, the BCRA ruled that financial institutions would not be able to open their branches for public service during that period and should continue to provide services to users remotely. They could also trade with each other and their clients in the exchange market remotely. During quarantine, remote trading of stock exchanges and capital markets authorized by the CNV, by the custodians and capital market agents registered with the CNV was admitted.

In view of the extension of mandatory quarantine, the BCRA then decided that financial institutions would open their branches from Friday, April 3, 2020 for public attention through previous appointments obtained by the Bank's website.

The Bank is developing its activities under the conditions detailed above, giving priority to the compliance of social isolation measures by its employees, with the primary objective of taking care of the public health and well-being of all its stakeholders (employees, suppliers, customers, among others). To this end, it has put in place contingency procedures and has enabled its staff to carry out their tasks remotely. From a commercial point of view, it has emphasized maintaining a close relationship with its customers, trying to respond to their needs at this difficult time, sustaining all virtual channels of care to ensure operability and a good response to requirements, monitoring compliance with their business obligations and monitoring the active portfolio in order to detect possible delays in collection and set new conditions for them.

Considering the size of the abovementioned situation, the Bank's Management estimates that this situation could have an impact on its operations and the financial situation and the profit or loss of the Bank, which are under analysis, and will ultimately depend on the extent and duration of the health emergency and the success of the measures taken and taken in the future.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020
(Translation of Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2020, unless otherwise expressly stated)

40.	EVENTS AFTER REPORTING PERIOD

No other events occurred between the end of the period and the issuance of these condensed consolidated interim financial statements that may materially affect the financial position or the profit and loss for the period, not disclosed in these condensed consolidated interim financial statements.

41.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed consolidated interim financial statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

Jorge Horacio Brito

Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

 BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	06/30/2020	12/31/2019
COMMERCIAL
In normal situation	79,035,476	116,405,338
With senior “A” collateral and counter-collateral	2,354,527	3,816,473
With senior “B” collateral and counter-collateral	8,459,436	12,476,198
Without senior collateral or counter-collateral	68,221,513	100,112,667
Subject to special monitoring	1,427,133	292,415
In observation
With senior “B” collateral and counter-collateral	945,221
Without senior collateral or counter-collateral	225,003	584
In negotiation or with financing agreements
With senior “B” collateral and counter-collateral	113,942	110,031
Without senior collateral or counter-collateral	142,967	181,800
Troubled	198,739	80,444
With senior “A” collateral and counter-collateral	44,459
With senior “B” collateral and counter-collateral	151,738	11,927
Without senior collateral or counter-collateral	2,542	68,517
With high risk of insolvency	1,006,809	1,492,150
With senior “A” collateral and counter-collateral	10,371	9,850
With senior “B” collateral and counter-collateral	307,253	350,787
Without senior collateral or counter-collateral	689,185	1,131,513
Irrecoverable	56,510	6,436
With senior “A” collateral and counter-collateral		473
Without senior collateral or counter-collateral	56,510	5,963
Subtotal Commercial	81,724,667	118,276,783

Jorge Horacio Brito

Chairperson

EXHIBIT B
(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2020 AND DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	06/30/2020	31/12/2019
CONSUMER AND MORTGAGE

Performing	154,516,918	139,045,515
With senior “A” collateral and counter-collateral	5,951,798	2,718,561
With senior “B” collateral and counter-collateral	22,519,502	16,219,684
Without senior collateral or counter-collateral	126,045,618	120,107,270
Low risk	389,127	1,877,467
With senior “A” collateral and counter-collateral	3,717	18,949
With senior “B” collateral and counter-collateral	42,379	206,555
Without senior collateral or counter-collateral	343,031	1,651,963
Low risk - in especial treatment	9,996
With senior “B” collateral and counter-collateral	346
Without senior collateral or counter-collateral	9,650
Medium risk	853,660	1,587,536
With senior “A” collateral and counter-collateral	4,185	15,144
With senior “B” collateral and counter-collateral	63,373	147,663
Without senior collateral or counter-collateral	786,102	1,424,729
High risk	810,265	1,795,269
With senior “A” collateral and counter-collateral	18,341	30,475
With senior “B” collateral and counter-collateral	124,523	150,454
Without senior collateral or counter-collateral	667,401	1,614,340
Irrecuperable	701,847	491,028
With senior “A” collateral and counter-collateral	6,289	10,601
With senior “B” collateral and counter-collateral	187,528	162,396
Without senior collateral or counter-collateral	508,030	318,031
Subtotal consumer and mortgage	157,281,813	144,796,815
Total	239,006,480	263,073,598

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the condensed consolidated interim statement of financial position is listed below:

	At 06/30/2020	At 12/31/2019
Loans and other financing	227,190,820	250,925,261
+ Allowances for loans and other financing	7,599,902	5,758,870
+ Adjustment IFRS (adjustment amortized cost and fair value)	63,310	129,276
+ Debt securities of financial trust - Measured at amortized cost	732,839	1,250,279
+ Corporate bonds	1,064,143	1,834,326
- Interest and other accrued items receivable from financial assets with impaired credit value	(90,251)	(61,765)
Guarantees provided and contingent liabilities	2,445,717	3,237,351
Total computable items	239,006,480	263,073,598

Jorge Horacio Brito

Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF JUNE 30, 2020 AND DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	06/30/2020		12/31/2019
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	32,002,729	13.39	43,136,831	16.40
50 next largest customers	25,591,942	10.71	40,496,700	15.39
100 next largest customers	13,500,847	5.65	17,782,202	6.76
Other customers	167,910,962	70.25	161,657,865	61.45

Total (1)	239,006,480	100.00	263,073,598	100.00

(1) See reconciliation in Exhibit B

Jorge Horacio Brito

Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM
AS OF JUNE 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		2,473,368	644,078	719,618	1,323,957	2,151,926	1,524,350	8,837,297
Financial sector		90,730	931,899	223,477	955,859	1,339,813	2,214	3,543,992
Non-financial private sector and foreign residents	3,108,934	76,525,633	27,291,569	33,504,321	47,597,372	43,118,846	65,688,966	296,835,641

Total	3,108,934	79,089,731	28,867,546	34,447,416	49,877,188	46,610,585	67,215,530	309,216,930

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		3,106,275	735,030	868,207	2,086,909	3,439,271	2,295,563	12,531,255
Financial sector		2,084,815	2,506,569	535,953	717,235	1,014,384	6,210	6,865,166
Non-financial private sector and foreign residents	4,118,635	103,026,125	30,684,838	27,542,931	34,400,005	49,610,662	76,542,935	325,926,131

Total	4,118,635	108,217,215	33,926,437	28,947,091	37,204,149	54,064,317	78,844,708	345,322,552

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

Jorge Horacio Brito

Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF JUNE 30, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Original value	Total life			Depreciation for the period				Residual value at
	at beginning	estimated					For the	At the	the end of
Item	of fiscal year	in years	Increases	Decreases	Accumulated	Decrease	period	end	the period
Cost
Real property	24,882,931	50	199,889	28	1,576,984	28	253,507	1,830,463	23,252,329
Furniture and facilities	3,072,907	10	76,638	568	1,197,458	68	152,776	1,350,166	1,798,811
Machinery and equipment	4,056,545	5	166,941	51	2,156,277	21	362,777	2,519,033	1,704,402
Vehicles	699,193	5	36,323	31,570	571,054	28,588	31,732	574,198	129,748
Other	2,225				2,209		4	2,213	12
Work in progress	992,261		159,061	265,970					885,352
Right of use real property	1,389,496	5	221,799	86,123	344,059	27,425	211,734	528,368	996,804
Total property, plant and equipment (1)	35,095,558		860,651	384,310	5,848,041	56,130	1,012,530	6,804,441	28,767,458

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Original value	Total life			Depreciation for the fiscal year				Residual value at the end of
	at beginning	estimated					For the	At the	the fiscal
Item	of fiscal year	in years	Increases	Decreases	Accumulated	Decrease	fiscal year	end	year
Cost
Real property	23,046,181	50	1,962,987	126,237	1,230,556	98,777	445,205	1,576,984	23,305,947
Furniture and facilities	2,868,345	10	604,711	400,149	1,337,114	398,240	258,584	1,197,458	1,875,449
Machinery and equipment	6,379,536	5	717,815	3,040,806	4,408,455	3,037,602	785,424	2,156,277	1,900,268
Vehicles	693,301	5	111,794	105,902	556,267	54,641	69,428	571,054	128,139
Other	2,057		168		2,022		187	2,209	16
Work in progress	1,707,314		1,651,568	2,366,621					992,261
Right of use real property		5	1,510,901	121,405		34,698	378,757	344,059	1,045,437
Total property, plant and equipment (1)	34,696,734		6,559,944	6,161,120	7,534,414	3,623,958	1,937,585	5,848,041	29,247,517

(1) During the fiscal year 2020 and 2019, this item observed transfers to and from property, plant and equipment and/or non-current assets held for sale.

Jorge Horacio Brito

Chairperson

EXHIBIT F

(Continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF JUNE 30, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Original Value at beginning	Useful life			Depreciation for the period				Residual value at
	of fiscal	estimated					For the	At the	the end of
Item	year	in years	Increases	Decreases	Accumulated	Decrease	period	end	the period
Cost
Rented properties	183,746	50	1		28,114		1,026	29,140	154,607
Other investment properties	700,034	50	58,189	3,367	32,402		4,422	36,824	718,032
Total investment property (1)	883,780		58,190	3,367	60,516		5,448	65,964	872,639

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Original Value at beginning	Useful life			Depreciation for the fiscal year				Residual value at
	of fiscal	estimated					For the	At the	the end of
Item	year	in years	Increases	Decreases	Accumulated	Decrease	fiscal year	end	the fiscal year
Cost
Rented properties	183,743	50	3		26,060		2,054	28,114	155,632
Other investment properties	608,625	50	362,071	270,662	23,931	1	8,472	32,402	667,632
Total investment property (1)	792,368		362,074	270,662	49,991	1	10,526	60,516	823,264

(1) During the fiscal year 2020, this item observed transfers to and from property, plant and equipment and/or non-current assets held for sale.

Jorge Horacio Brito

Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF JUNE 30, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Original Value at beginning	Useful life			Depreciation for the period				Residual value at
	of fiscal	estimated					For the	At the	the end of
Item	year	in years	Increases	Decreases	Accumulated	Decrease	period	end	the period
Cost
Licenses	1,856,302	5	303,603		760,939		208,163	969,102	1,190,803
Other intangible assets	5,792,772	5	579,624	995	2,864,589	995	575,451	3,439,045	2,932,356
Total intangible assets (1)	7,649,074		883,227	995	3,625,528	995	783,614	4,408,147	4,123,159

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Original Value at beginning	Useful life			Depreciation for the fiscal year				Residual value at
	of fiscal	estimated					For the	At the	the end of
Item	year	in years	Increases	Decreases	Accumulated	Decrease	fiscal year	end	the fiscal year
Cost
Licenses	2,259,449	5	580,677	983,824	1,393,010	977,290	345,219	760,939	1,095,363
Other intangible assets	6,884,728	5	1,350,256	2,442,212	4,045,624	2,303,009	1,121,974	2,864,589	2,928,183
Total intangible assets (1)	9,144,177		1,930,933	3,426,036	5,438,634	3,280,299	1,467,193	3,625,528	4,023,546

(1) During the fiscal year 2020 and 2019, transfers was produced between different lines of this item, that producing differences between amounts at the end of the year and the beginning another, without implying modifications of the total item.

Jorge Horacio Brito

Chairperson

          EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	06/30/2020		12/31/2019
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	69,734,669	17.18	27,863,707	9.33
50 next largest customers	27,742,291	6.83	13,863,585	4.64
100 next largest customers	15,902,294	3.92	10,794,660	3.62
Other customers	292,636,269	72.07	246,075,644	82.41

Total	406,015,523	100.00	298,597,596	100.00

Jorge Horacio Brito

Chairperson

              EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF JUNE 30, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	363,486,048	38,775,106	5,995,690	901,414	55,582	2,101	409,215,941

From the non-financial government sector	53,000,505	6,916,337	353,895	259			60,270,996
From the financial sector	349,444						349,444
From the non-financial private sector and foreign residents	310,136,099	31,858,769	5,641,795	901,155	55,582	2,101	348,595,501

Derivative instruments	129		37				166

Repo transactions	1,274,773						1,274,773

Other financial institutions	1,274,773						1,274,773

Other Financial Liabilities	28,558,526	52,051	18,308	26,965	145,145	10,422	28,811,417

Financing received from the Central Bank of Argentina and other financial institutions	543,756	63,522	283,374	109,371	106,388	14,042	1,120,453

Issued corporate bonds	161,636		417,150	3,028,140	2,793,793		6,400,719

Subordinated corporate bonds			951,142	951,143	1,997,117	37,595,775	41,495,177

Total	394,024,868	38,890,679	7,665,701	5,017,033	5,098,025	37,622,340	488,318,646

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Jorge Horacio Brito

Chairperson

              EXHIBIT I

              (Continued)

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	266,275,240	29,665,943	3,945,221	1,167,267	60,812	25,754	301,140,237

From the non-financial government sector	19,169,186	883,993	48,569	2,363			20,104,111
From the financial sector	356,868						356,868
From the non-financial private sector and foreign residents	246,749,186	28,781,950	3,896,652	1,164,904	60,812	25,754	280,679,258

Derivative instruments	332,983	387,520	152,725				873,228

Repo transactions	1,138,901						1,138,901

Other Financial Liabilities	1,138,901						1,138,901

Other Financial Liabilities	23,936,500	111,311	118,189	190,224	368,955	488,162	25,213,341

Financing received from the Central Bank of Argentina and other financial institutions	1,171,260	942,901	171,050	111,532	192,719	52,045	2,641,507

Issued corporate bonds	363,817		584,983	839,999	3,821,462	3,509,468	9,119,729

Subordinated corporate bonds			918,495	918,497	1,836,992	37,315,432	40,989,416

Total	293,218,701	31,107,675	5,890,663	3,227,519	6,280,940	41,390,861	381,116,359

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Jorge Horacio Brito

Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS
AS OF JUNE 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Amounts at beginning of		Decreases		Monetary effects generated for
Item	fiscal year	Increases	Reversals	Charge off	provisions	06/30/2020
Provisions for eventual commitments	19,620	8,218		6,694	(2,049)	19,095
For Administrative, disciplinary and criminal penalties	816				(98)	718
Other	1,653,381	510,711		359,944	(209,660)	1,594,488
Total Provisions	1,673,817	518,929		366,638	(211,807)	1,614,301

CONSOLIDATED CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Amounts at beginning of		Decreases		Monetary effects generated for
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2019
Provisions for eventual commitments	18,750	9,162			(8,292)	19,620
For Administrative, disciplinary and criminal penalties	1,254				(438)	816
Other	1,826,347	1,500,981	961,780	30,643	(681,524)	1,653,381
Total Provisions	1,846,351	1,510,143	961,780	30,643	(690,254)	1,673,817

Jorge Horacio Brito

Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS
AS OF JUNE 30, 2020 AND DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	06/30/2020
	Total parent company	Total per currency				12/31/2019
Items	and local branches	US dollar	Euro	Real	Other	Total
ASSETS
Cash and deposits in banks	79,980,114	79,567,617	292,153	15,618	104,726	80,600,309
Debt securities at fair value through profit or loss	33,554	33,554				280,855
Other financial assets	4,102,674	4,102,674				4,259,705
Loans and other financing	29,628,409	29,628,409				44,271,627
To the non-financial government sector
Other financial institutions	59,460	59,460				690,858
From the non-financial private sector and foreign residents	29,568,949	29,568,949				43,580,769
Other debt Securities	4,281,260	4,281,260				983,168
Financial assets delivered as guarantee	2,141,709	2,136,956	4,753			3,285,344
Equity Instruments at fair value through profit or loss	7,508	7,508				12,064
TOTAL ASSETS	120,175,228	119,757,978	296,906	15,618	104,726	133,693,072

LIABILITIES
Deposits	76,898,140	76,898,095	45			90,513,440
Non-financial government sector	3,377,614	3,377,614				4,532,717
Financial sector	269,152	269,152				261,177
Non-financial private sector and foreign residents	73,251,374	73,251,329	45			85,719,546
Other financial liabilities	5,449,164	5,345,267	91,611		12,286	5,961,443
Financing from Central Bank and other financial Institutions	709,867	709,867				2,323,694
Subordinated corporate bonds	28,652,250	28,652,250				27,616,435
Other non-financial liabilities	59,903	59,903				28,353
TOTAL LIABILITIES	111,769,324	111,665,382	91,656		12,286	126,443,365

Jorge Horacio Brito

Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
AS OF JUNE 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
For measurement of financial assets at fair value through profit or loss
Gain from government securities	2,016,101	3,416,419	47,698	321,464
Gain from private securities	102,157	340,599	212,263	456,911
Gain / (loss) from derivative financial instruments
Forward transactions	19,024	56,970	(20,245)	453,982
Gain from other financial assets	11,579	5,720	64,993	133,589
Gain from equity instruments at fair value through profit or loss	81,316	176,579	1,778	2,159,740
Loss from sales or decreases of financial assets at fair value (*)	(4,238,952)	(10,318,321)	(12,978,374)	(24,735,610)
TOTAL	(2,008,775)	(6,322,034)	(12,671,887)	(21,209,924)

(*) Includes reclassifications of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

Jorge Horacio Brito

Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
AS OF JUNE 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Net financial Income /(Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Interest income
for cash and bank deposits	14,114	78,309	51,350	102,475
for government securities	1,019,191	2,813,722	789,482	1,618,773
for debt Securities	346,512	961,769		2,186
for loans and other financing
Non-financial public sector	388,344	973,495	173,610	497,181
Financial sector	249,993	515,423	521,741	1,333,701
Non-financial private sector
Overdrafts	2,861,376	7,142,020	2,547,274	5,619,440
Documents	912,840	2,254,153	1,601,085	3,565,613
Mortgage loans	1,491,095	3,384,914	2,462,321	4,599,361
Pledge loans	96,362	208,643	183,100	392,908
Personal loans	6,972,854	13,989,064	8,816,767	18,250,188
Credit cards	2,280,476	5,163,461	3,932,068	8,126,960
Financial leases	11,380	35,048	63,803	135,578
Other	2,768,904	4,868,666	1,334,839	2,849,413
for repo transactions
Central Bank of Argentina	1,465,258	1,804,575	(2)	15,929
Other financial institutions	935	45,005	2,367,109	2,878,442
TOTAL	20,879,634	44,238,267	24,844,547	49,988,148
Interest expenses
for deposits
Checking accounts	(111,340)	(238,132)	(76,921)	(275,315)
Saving accounts	(123,038)	(276,580)	(224,336)	(382,035)
Time deposits and investments accounts	(8,426,569)	(17,373,408)	(19,617,048)	(36,542,321)
for Financing received from Central Bank of Argentina and other financial institutions	(14,028)	(37,302)	(91,651)	(161,885)
for repo transactions
Other financial institutions	(20,158)	(89,281)	(158,887)	(272,869)
for other financial liabilities	(11,612)	(33,781)	(38,296)	(88,894)
Issued corporate bonds	(358,867)	(659,019)	(690,075)	(1,427,674)
for subordinated corporate bonds	(497,846)	(980,761)	(456,479)	(913,261)
TOTAL	(9,563,458)	(19,688,264)	(21,353,693)	(40,064,254)

Jorge Horacio Brito

Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN  OF STATEMENT OF INCOME

AS OF JUNE 30, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Income for the period		Other comprehensive income		Income for the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
From debt government securities	8,724,863	17,937,385	834,085	(483,418)	21,180,050	35,780,586	140,192	(10,120)
Total	8,724,863	17,937,385	834,085	(483,418)	21,180,050	35,780,586	140,192	(10,120)

	Income for the period
Commissions income	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Commissions related to obligations	2,640,901	5,418,786	3,088,563	6,523,823
Commissions related to credits	80,975	97,688	57,489	97,327
Commissions related to loans commitments and financial guarantees	187	325	352	3,957
Commissions related to securities value	101,158	190,581	135,884	169,719
Commissions for credit cards	1,747,729	3,575,642	1,619,557	3,417,144
Commissions for insurances	334,810	660,010	341,390	708,690
Commissions related to trading and foreign exchange transactions	109,084	200,844	139,549	260,422
Total	5,014,844	10,143,876	5,382,784	11,181,082

	Loss for the period
Commissions expenses	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Commissions related to trading and foreign exchange transactions	(26,854)	(48,951)	(28,211)	(43,146)
Commissions paid ATM Exchange	(218,528)	(496,988)	(182,491)	(363,705)
Checkbooks commissions and compensating cameras	(81,334)	(168,413)	(96,107)	(187,911)
Commissions credit cards and foreign trade	(39,662)	(111,717)	(101,373)	(206,796)
Total	(366,378)	(826,069)	(408,182)	(801,558)

Jorge Horacio Brito

Chairperson

EXHIBIT R

 VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF JUNE 30, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

			ECL of remanent life of financial asset		Effect
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	monetary generated for provisions	06/30/2020
Other financial assets	11,709	8,579			(1,401)	18,887
Loans and other financing	5,758,870	1,341,129	898,878	290,168	(689,143)	7,599,902
Other financial institutions	31,348	(2,822)			(3,751)	24,775
To the non-financial private sector and foreign residents
Overdrafts	876,659	(3,927)	38,008	194,606	(104,905)	1,000,441
Documents	417,222	8,824	968	12,339	(49,928)	389,425
Mortgage loans	435,111	30,533	74,279	(23,263)	(52,068)	464,592
Pledge loans	146,593	(1,229)	3,987	17,521	(17,542)	149,330
Personal loans	2,087,141	216,152	370,458	219,567	(249,762)	2,643,556
Credit cards	900,861	553,156	274,475	38,208	(107,803)	1,658,897
Financial leases	6,078	(2,061)	2,030	143	(727)	5,463
Other	857,857	542,503	134,673	(168,953)	(102,657)	1,263,423
Eventual commitments	19,620	2,283	(2,710)	2,250	(2,348)	19,095
Other debt securities	2,201	3,040			(263)	4,978
TOTAL OF ALLOWANCES	5,792,400	1,355,031	896,168	292,418	(693,155)	7,642,862

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

			ECL of remanent life of financial asset		Effect
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	monetary generated for provisions	12/31/2019
Other financial assets		11,709				11,709
Loans and other financing	6,760,778	512,667	135,876	715,361	(2,365,812)	5,758,870
Eventual commitments	18,750	1,005	6,428		(6,563)	19,620
Other debts securities		2,201				2,201
TOTAL OF ALLOWANCES	6,779,528	527,582	142,304	715,361	(2,372,375)	5,792,400

Jorge Horacio Brito

Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2020 AND DECEMBER 31,2019

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

Items	Notes	Exhibits	06/30/2020	12/31/2019
ASSETS
Cash and Deposits in Banks	6		93,729,706	110,636,786
Cash			15,879,879	22,163,052
Central Bank of Argentina			46,968,115	62,656,008
Other Local and Foreign Entities			30,877,306	25,813,471
Other			4,406	4,255
Debt Securities at fair value through profit or loss	6	A	11,834,120	5,865,716
Derivative Financial Instruments	6		16,946	57,575
Repo transactions	6		68,744,676	1,235,800
Other financial assets	6 and 8	R	9,792,313	5,661,969
Loans and other financing	5 and 6	B, C, D and R	227,420,616	250,572,793
Non-financial Public Sector			6,487,671	7,327,506
Other Financial Entities			2,185,654	4,489,443
Non-financial Private Sector and Foreign Residents			218,747,291	238,755,844
Other Debt Securities	6	A and R	144,963,744	72,350,741
Financial Assets delivered as guarantee	6 and 26		13,893,679	12,108,194
Equity Instruments at fair value through profit or loss	6 and 11	A	1,609,987	1,744,959
Investment in subsidiaries, associates and joint arrangements			3,717,710	3,947,400
Property, plant and equipment		F	28,736,588	29,213,038
Intangible Assets		G	4,121,445	4,022,171
Other Non-financial Assets	8		1,748,681	1,038,177
Non-current assets held for sale			2,028,337	1,983,805
TOTAL ASSETS			612,358,548	500,439,124

Jorge Horacio Brito

Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2020 AND DECEMBER 31,2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

Items	Notes	Exhibits	06/30/2020	12/31/2019
LIABILITIES
Deposits	6	H and I	395,725,944	298,083,096
Non-financial Public Sector			59,669,405	19,947,317
Financial Sector			349,444	356,867
Non-financial Private Sector and Foreign Residents			335,707,095	277,778,912
Derivative Financial Instruments	6	I	166	873,228
Repo Transactions	6	I	1,274,773	1,138,786
Other Financial Liabilities	6 and 13	I	26,219,832	22,305,941
Financing received from the Central Bank of Argentina and other financial entities	6	I	1,069,393	2,550,905
Issued Corporate Bonds	6 and 31	I	4,848,610	6,276,077
Current Income Tax Liabilities	16		7,440,440	9,184,675
Subordinated Corporate Bonds	6 and 31	I	28,652,250	27,616,435
Provisions	12	J	1,614,301	1,673,817
Deferred Income Tax Liabilities			3,664,964	182,316
Other Non-financial Liabilities	13		22,647,545	11,442,950
TOTAL LIABILITIES			493,158,218	381,328,226
SHAREHOLDERS’ EQUITY
Capital Stock	24	K	639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			39,815,940	39,815,940
Earnings Reserved			95,023,438	62,392,348
Unappropriated Retained Earnings			(42,222,145)	(18,405,256)
Other Comprehensive Income accumulated			(336,134)	147,575
Net Income for the period / fiscal year			13,850,037	22,091,097
TOTAL SHAREHOLDERS’ EQUITY			119,200,330	119,110,898
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			612,358,548	500,439,124

The notes 1 to 39 to the condensed separate interim financial statement and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statement.

Jorge Horacio Brito

Chairperson

CONDENSED SEPARATE STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

Items	Notes	Exhibits	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Interest income		Q	29,529,127	62,072,779	45,988,098	85,693,642
Interest expense		Q	(9,563,458)	(19,688,264)	(21,353,693)	(40,064,254)
Net Interest income			19,965,669	42,384,515	24,634,405	45,629,388
Commissions income	17	Q	4,946,044	10,009,291	5,286,476	11,084,954
Commissions expense		Q	(359,938)	(816,284)	(406,431)	(797,598)
Net Commissions income			4,586,106	9,193,007	4,880,045	10,287,356
Subtotal (Net Interest income +Net Commissions income)			24,551,775	51,577,522	29,514,450	55,916,744
Loss from measurement of financial instruments at fair value through profit or loss		Q	(2,023,446)	(6,474,689)	(12,866,562)	(21,595,681)
Profit / (Loss) from sold or derecognized assets at amortized cost			18,736	917,058	(943)	(29,463)
Differences in quoted prices of gold and foreign currency	18		740,625	1,277,908	498,564	398,294
Other operating income	19		932,009	1,982,423	1,125,332	5,913,918
Allowances for loan losses	5		(2,351,962)	(3,259,710)	(1,187,577)	(2,848,817)
Net Operating Income			21,867,737	46,020,512	17,083,264	37,754,995
Employee benefits	20		(5,666,713)	(10,549,545)	(7,124,647)	(12,143,701)
Administrative expenses	21		(2,863,688)	(5,641,915)	(3,335,102)	(6,703,976)
Depreciation and amortization of fixed assets		F and G	(915,924)	(1,791,898)	(827,995)	(1,636,726)
Other Operating Expenses	22		(4,063,213)	(8,601,945)	(5,776,201)	(10,938,738)
Operating Income			8,358,199	19,435,209	19,319	6,331,854
Income from subsidiaries, associates and joint arrangements			119,319	232,073	979,679	1,157,124
Loss on net monetary position			479,137	851,583	6,443,850	9,981,901
Income before tax on continuing operations			8,956,655	20,518,865	7,442,848	17,470,879
Income tax on continuing operations	16.b)		(2,561,245)	(6,668,828)	(4,416,953)	(10,305,777)
Net Income from continuing operations			6,395,410	13,850,037	3,025,895	7,165,102
Net Income for the period			6,395,410	13,850,037	3,025,895	7,165,102

Jorge Horacio Brito

Chairperson

SEPARATE EARNINGS PER SHARE
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

Items	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Net Profit attributable to Parent’s shareholders	6,395,410	13,850,037	3,025,895	7,165,102
PLUS: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	6,395,410	13,850,037	3,025,895	7,165,102
Weighted average of outstanding common shares for the fiscal year	639,413	639,413	639,398	639,406
PLUS: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the fiscal year adjusted as per dilution effect	639,413	639,413	639,398	639,406
Basic earnings per share (in pesos)	10.0020	21.6605	4.7324	11.2059

Jorge Horacio Brito

Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

Items	Notes		Exhibits	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Net Income for the period				6,395,410	13,850,037	3,025,895	7,165,102
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion				77,725	70,253	(265,693)	(201,069)
Foreign currency translation differences for the period				77,725	70,253	(265,693)	(201,069)
Profit or losses for financial instruments measured at fair value through OCI (IFRS 9(4.1.2)(a))				406,750	(485,174)	116,415	18,029
Profit or losses for financial instruments at fair value through OCI (*)			Q	705,638	(414,630)	156,578	1,795
Income tax	16.	b)		(298,888)	(70,544)	(40,163)	16,234
Interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method				128,447	(68,788)	(16,340)	(11,916)
Income / (loss) for the period from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method				128,447	(68,788)	(16,340)	(11,916)
Total Other Comprehensive Income that will be reclassified to profit or loss for the period				612,922	(483,709)	(165,618)	(194,956)
Total Other Comprehensive Income				612,922	(483,709)	(165,618)	(194,956)
Total Comprehensive Income				7,008,332	13,366,328	2,860,277	6,970,146

(*)Net amount of reclassifications to the income statement of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period. At June 30, 2020 and 2019 the reclassified amounts at profit or loss was (628,408) and (4,366,389), respectively.

The notes 1 to 39 to the condensed separate interim financial statement and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statement.

Jorge Horacio Brito
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

		Capital stock		Non- capital contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Amount at the beginning of the fiscal year restated		639,413		12,429,781	39,815,940	655,360	(507,785)	17,506,728	44,885,620	3,685,841	119,110,898
Total comprehensive income for the period
- Net income for the period										13,850,037	13,850,037
- Other comprehensive income/ (loss) for the period						70,253	(553,962)				(483,709)
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2020
Legal reserve								9,269,168		(9,269,168)
Normative reserve									36,638,818	(36,638,818)
Cash dividends	34								(13,276,896)		(13,276,896)
Amount at the end of the period		639,413		12,429,781	39,815,940	725,613	(1,061,747)	26,775,896	68,247,542	(28,372,108)	119,200,330

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

		Capital stock		Non-capital Contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Amount at the beginning of the fiscal year restated		640,715	28,948	12,428,461	39,843,886	558,439	(657,666)	12,009,567	26,426,881	14,810,357	106,089,588
Adjustment and retroactive restatements	3									343,691	343,691
Amount at the beginning of the fiscal year adjusted and restated		640,715	28,948	12,428,461	39,843,886	558,439	(657,666)	12,009,567	26,426,881	15,154,048	106,433,279
Total comprehensive income for the period
- Net income for the period										7,165,102	7,165,102
- Other comprehensive income/ (loss) for the period						(201,069)	6,113				(194,956)
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2019
Legal reserve								5,497,162		(5,497,162)
Normative reserve									6,073,502	(6,073,502)
Cash dividends									(9,662,882)		(9,662,882)
Other									21,988,651	(21,988,651)
Own shares in treasury	24	(1,317)	1,317
Amount at the end of the period		639,398	30,265	12,428,461	39,843,886	357,370	(651,553)	17,506,729	44,826,152	(11,240,165)	103,740,543

The notes 1 to 39 to the condensed separate interim financial statement and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statement.

Jorge Horacio Brito
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

Items	Notes	Quarter ended 06/30/2020	Quarter ended 06/30/2019
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period before Income Tax		20,518,865	17,470,879
Adjustment for the total monetary effect of the period		(851,583)	(9,981,901)
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		1,791,898	1,636,726
Allowance for loan losses		3,259,710	2,848,817
Difference in quoted prices of foreign currency		(5,933,496)	(3,490,744)
Other adjustments		18,395,278	47,576,785
Net increase / (decrease) from operating assets:
Debt Securities at fair value through profit and loss		(5,968,404)	1,492,650
Derivative financial instruments		40,629	881
Repo transactions		(67,508,876)
Loans and other financing
Non-financial public sector		839,835	1,553,493
Other financial entities		2,303,789	4,054,693
Non-financial private sector and foreign residents		16,738,556	49,379,718
Other debt Securities		(19,379,512)	(1,717,077)
Financial assets delivered as guarantee		(1,785,485)	1,598,904
Equity instruments at fair value through profit or loss		134,972	773,325
Other assets		(4,561,335)	(1,933,358)
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		39,722,088	(227,630)
Financial sector		(7,423)	88,639
Non-financial private sector and foreign residents		57,928,183	(13,401,908)
Derivative financial instruments		(873,062)	13,000
Repo transactions		135,987	108,891
Other liabilities		2,508,432	(5,808,203)
Payments for Income Tax		(3,555,927)	(6,105,414)
TOTAL CASH FROM OPERATING ACTIVITIES (A)		53,893,119	85,931,165

Jorge Horacio Brito
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

Items	Notes	Quarter ended 06/30/2020	Quarter ended 06/30/2019
CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Acquisition of PPE, intangible assets and other assets		(1,398,767)	(2,112,316)
TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(1,398,767)	(2,112,316)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends			(9,662,882)
Acquisition or redemption of equity instruments			(339,352)
Non subordinated corporate bonds		(1,190,091)	(1,488,318)
Central Bank of Argentina		(9,691)	(951)
Financing from local financial entities		(1,425,372)	(1,773,408)
Subordinated corporate bonds		(923,758)	(888,787)
Other payments related to financing activities		(236,276)	(220,248)
TOTAL CASH USED IN FINANCING ACTIVITIES (C)		(3,785,188)	(14,373,946)

EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		10,712,493	7,055,079
MONETARY EFFECT ON CASH AND CASH EQUIVALENTS (E)		(23,095,246)	(48,264,289)
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D+E)		36,326,411	28,235,693
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FISCAL YEAR	23	162,812,625	225,157,530
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	23	199,139,036	253,393,223

The notes 1 to 39 to the condensed separate interim financial statement and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statement.

Jorge Horacio Brito
Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020
(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of
June 30, 2020, unless expressly stated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies, as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA, Macro Fondos SGFCISA and Argenpay SAU.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during the fiscal year 2006, the Bank acquired control over Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019. Additionally, on May 21, 2019 the Bank acquired 100% of Argenpay SA (see note 1 to the condensed consolidated interim financial statements).

Moreover, on July 16, 2020, the Bank made an irrevocable capital contribution in advance of future share subscription to the company Play Digital SA, which contribution has been accepted on the date hereof (see note 1 to the condensed consolidated interim financial statements).

On August 31, 2020, the Bank’s Board of Directors approved the issuance of these condensed separate interim financial statements.

2.	OPERATIONS OF THE BANK

Note 2 to the condensed consolidated interim financial statements includes a detailed description of the agreements that relate the Bank with the provincial and municipalities governments.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These condensed separate interim financial statements of the Bank were prepared pursuant with Conceptual Framework as established by BCRA (Communiqué “A” 6114 as supplementary rules of the BCRA). Apart from the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

From the transitory exceptions established by BCRA to the application of effective IFRS, the following have affected the preparation of these condensed consolidated interim financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020
(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of
June 30, 2020, unless expressly stated)

a)	According to Communiqué “A” 6114, as supplementary, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on January 1, 2020 included, financial institutions defined as Group A by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847.

b)	Additionally, on April 29, 2019, the Bank received a Memorandum from the BCRA, which established specifics guidelines related to the measurement of the Bank’s holding in Prisma Medios de Pago SA as explained in note 11. Considering such guidelines, the Bank adjusted the fair value previously determined.

As of the date of issuance of these condensed separate interim financial statements, the Bank is in the process of quantifying the effect of the application of section 5.5 “Impairment” will have and the needed adjustment over the fair value of the Bank’s holding in Prisma Medios de Pago SA, as mentioned in sections a) and b) abovementioned, which could be material.

Except for what was mentioned in the preceding paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed separate interim financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 6840. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Note 3 to the condensed consolidated interim financial statements presents a detailed description of the basis for the presentation of such financial statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these condensed separate interim financial statements.

Subsidiaries

As mentioned in note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profits and losses of the entity after the date of acquisition or creation.

Shares in profits and losses of subsidiaries and associates are recognized under “Income from subsidiaries, associates and joint ventures” in the statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income for the period in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method”, in the statement of other comprehensive income.

Transcription in the Books of Accounts

As of the date of issuance of these condensed separate interim financial statements, the same are in the process of being transcribed in the Books of Accounts of Banco Macro SA.

New standards adopted

New standards adopted are described in note 3 to the condensed consolidated interim financial statements.

New pronouncements

New pronouncements are described in note 3 to the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020
(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of
June 30, 2020, unless expressly stated)

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in statement of financial position and they are, therefore, an integral part of the total risk of the Bank. These Transactions are detailed in note 4 to the condensed consolidated interim financial statements.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 41 to the consolidated financial statements as of December 31, 2019, already issued.

5.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Note 5 to the condensed consolidated interim financial statements, are detailed the allowances recognized by the Bank under this concept.

During six-month periods ended June 30, 2020 and 2019, losses for ECL related to loans and other financing and other debt securities measured at amortized cost amounted to 3,259,710 and 2,848,817, respectively, which were recognized in the condensed separate interim statements of income under the item “allowance for loan losses”.

In addition, in exhibit R “Value adjustment for credit losses for credit losses – Allowance for uncollectibility risk” are also disclosed the ECL movements by portfolio and products.

6.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 6 to the condensed consolidated interim financial statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these condensed separate interim financial statements. In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with regards to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020
(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of
June 30, 2020, unless expressly stated)

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of June 30, 2020 and December 31, 2019:

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2020
	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt Securities at fair value through profit or loss	11,834,120	11,782,490		51,630
Derivative Financial Instruments	16,946	23	16,923
Other financial assets	54,403			54,403
Financial assets delivered as guarantee	1,219,866	1,219,866
Equity instruments at fair value through profit or loss	1,609,987	5,918		1,604,069

At fair value through OCI
Other debt securities	121,184,151	16,062,115	105,122,036
Total	135,919,473	29,070,412	105,138,959	1,710,102

Financial liabilities

At fair value through profit or loss
Derivatives financial instruments	166		166
Total	166		166

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2019
	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt Securities at fair value through profit or loss	5,865,716	4,936,162	3,701	925,853
Derivative Financial Instruments	57,575	35,889	21,686
Other financial assets	26,128			26,128
Equity instruments at fair value through profit or loss	1,744,959	10,623		1,734,336

At fair value through OCI
Other debt securities	52,271,093	41,032,787	11,238,306
Total	59,965,471	46,015,461	11,263,693	2,686,317

Financial liabilities

At fair value through profit or loss
Derivatives financial instruments	873,228		873,228
Total	873,228		873,228

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of
June 30, 2020, unless expressly stated)

Below is the reconciliation between the amounts at the beginning and the end of the period or fiscal, as applicable, year for the financial assets and liabilities recognized at fair value, categorized as level 3:

	As of June 30, 2020
Description	Debt securities	Other financial assets	Investments in equity instruments
Amount at the beginning	925,853	26,128	1,734,336
Transfers to Level 3
Transfers from Level 3
Profit and loss	125,822	4,488	72,599
Recognition and derecognition	(893,407)	25,916	9,051
Monetary effects	(106,638)	(2,129)	(211,917)
Amount at end of the period	51,630	54,403	1,604,069

	As of December 31, 2019
Description	Debt securities	Other financial assets	Investments in equity instruments
Amount at the beginning	2,255,993	159,308	73,815
Transfers to Level 3
Transfers from Level 3
Profit and loss	764,341	15,634	(128,274)
Recognition and derecognition	(1,453,866)	(119,539)	2,651,146 (*)
Monetary effects	(640,615)	(29,275)	(862,351)
Amount at end of the fiscal year	925,853	26,128	1,734,336

(*)It is mainly related to the reclassification from non-current assets held for sale of Prisma Medios de Pago SA. See also note 11 to the condensed consolidated interim financial statements.

In note 6 to the condensed consolidated interim financial statements, are detailed the valuation techniques and significant unobservable inputs used in the valuation of assets and liabilities at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy, as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of June 30, 2020 and December 31, 2019, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

Financial assets and liabilities not recognized at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of June 30, 2020 and December 31, 2019:

	06/30/2020
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	93,729,706	93,729,706			93,729,706
Repo transactions	68,744,676	68,744,676			68,744,676
Other financial assets	9,737,910	9,737,910			9,737,910
Loans and other financing	227,420,616			211,710,404	211,710,404
Other debt securities	23,779,593	8,399,214	15,910,675	807,061	25,116,950
Financial assets delivered as guarantee	12,673,813	12,519,302			12,519,302
	436,086,314	193,130,808	15,910,675	212,517,465	421,558,948

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of
June 30, 2020, unless expressly stated)

	06/30/2020
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial liabilities
Deposits	395,725,944	195,341,156		200,396,352	395,737,508
Repo transactions	1,274,773	1,274,773			1,274,773
Other financial liabilities	26,219,832	25,043,108	1,174,283		26,217,391
Financing received from the BCRA and other financial entities	1,069,393	539,104	508,720		1,047,824
Issued corporate bonds	4,848,610		1,582,713	2,532,078	4,114,791
Subordinated corporate bonds	28,652,250		23,269,596		23,269,596
	457,790,802	222,198,141	26,535,312	202,928,430	451,661,883

	12/31/2019
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	110,636,786	110,636,786			110,636,786
Repo transactions	1,235,800	1,235,800			1,235,800
Other financial assets	5,635,841	5,635,841			5,635,841
Loans and other financing	250,572,793			220,423,961	220,423,961
Other debt securities	20,079,648	1,775,034	18,900,443	1,385,888	22,061,365
Financial assets delivered as guarantee	12,108,194	10,884,700			10,884,700
	400,269,062	130,168,161	18,900,443	221,809,849	370,878,453

Financial liabilities
Deposits	298,083,096	166,606,723		131,733,732	298,340,455
Repo transactions	1,138,786	1,138,786			1,138,786
Other financial liabilities	22,305,941	21,058,990	1,242,708		22,301,698
Financing received from the BCRA and other financial entities	2,550,905	2,087,137	401,394		2,488,531
Issued corporate bonds	6,276,077		1,567,626	3,020,253	4,587,879
Subordinated corporate bonds	27,616,435		20,832,306		20,832,306
	357,971,240	190,891,636	24,044,034	134,753,985	349,689,655

7.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests on associates and joint ventures are disclosed in note 7 to the condensed consolidated interim financial statements.

8.	OTHER FINANCIAL AND NON-FINANCIAL ASSETS

The breakdown of other financial and non-financial assets as of June 30, 2020 and December 31, 2019 is as follows:

Other financial assets	06/30/2020	12/31/2019
Sundry debtors (see note 11)	5,663,127	5,292,734
Amounts receivables from spot sales of foreign currency pending settlements	3,523,020	15,269
Amounts receivables from spot sales of government securities pending settlements	558,059	141,124
Private securities	54,403	26,128
Other	12,591	198,423
Allowances	(18,887)	(11,709)
	9,792,313	5,661,969

Other non-financial assets	06/30/2020	12/31/2019
Investment in property (see Exhibit F)	699,032	649,209
Advanced prepayment	541,871	266,504
Tax advances	445,101	41,350
Other	62,677	81,114
	1,748,681	1,038,177

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of
June 30, 2020, unless expressly stated)

Disclosures related to allowance for ECL are detailed in note 5 “Loss allowance for credit losses on credit exposures not measured at fair value through profit or loss”.

9.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of June 30, 2020 and December 31, 2019, amounts for the period or fiscal year ended as of such fate, related to transactions generated with related parties are as follows:

	Information as of June 30, 2020
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
ASSETS

Cash and deposits in banks	565							565
Derivative instruments							7,490	7,490
Other financial assets		471,452						471,452
Loans and other financing (2)
Documents							147	147
Overdraft						10,305	152,287	162,592
Credit cards						22,894	16,216	39,110
Lease		2,279					6,011	8,290
Mortgage loans						6,168		6,168
Personal loans						60,690		60,690
Other loans		598,047					373,129	971,176
Guarantees granted							964,330	964,330

Total Assets	565	1,071,778				100,057	1,519,610	2,692,010

LIABILITIES

Deposits	9	1,615,990	107,489	9,147	26,579	722,493	865,832	3,347,539
Other financial liabilities						128	5,510	5,638
Other non-financial liabilities							9,592	9,592

Total Liabilities	9	1,615,990	107,489	9,147	26,579	722,621	880,934	3,362,769

(1)	Includes close family members of the key management personnel.
(2)	The maximum financing amount for loans and other financing as of June 30, 2020 for Macro Securities SA, Key management personnel and other related parties amounted to 601,257, 1,022,983 and 4,117,786, respectively.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020
(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of
June 30, 2020, unless expressly stated)

	Information as of December 31, 2019
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
ASSETS

Cash and deposits in banks	545							545
Other financial assets		133,822						133,822
Loans and other financing (2)
Documents							625,255	625,255
Overdraft						755,856	1,205,309	1,961,165
Credit cards						36,035	26,768	62,803
Lease		3,844					7,781	11,625
Mortgage loans						54,557		54,557
Other loans							380,112	380,112
Guarantees granted							649,143	649,143

Total Assets	545	137,666				846,448	2,894,368	3,879,027
LIABILITIES

Deposits	12	1,023,092	95,439	1,354	26,033	14,768,432	460,615	16,374,977
Other financial liabilities						93	6,357	6,450

Total liabilities	12	1,023,092	95,439	1,354	26,033	14,768,525	466,972	16,381,427

(1)	Includes close family members of the key management personnel.
(2)	The maximum financing amount for loans and other financing as of December 31, 2019 for Macro Securities SA, Key management personnel and other related parties amounted to 5,893, 899,094 and 4,087,975, respectively.

Amounts related to transactions generated during the six-month periods ended June 30, 2020 and 2019 with related parties are as follows:

	As of June 30, 2020
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
INCOME / (LOSS)

Interest income		1,916				38,683	310,073	350,672
Interest expense					(2,838)	(1,224,036)	(23,219)	(1,250,093)
Commissions income		3,004	119		22	24	2,893	6,062
Commissions expense						(100)	(196)	(296)
Net income from measurement of financial instruments at fair value through profit or loss							3,466	3,466
Other operating income	2			1			11	14
Allowance for loan losses		(8,988)						(8,988)
Administrative expense							(64,383)	(64,383)
Other operating expense							(41,190)	(41,190)

Total Income / (loss)	2	(4,068)	119	1	(2,816)	(1,185,429)	187,455	(1,004,736)

(1)	Includes close family members of the key management personnel.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020
(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of
June 30, 2020, unless expressly stated)

	As of June 30, 2019
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
INCOME / (LOSS)

Interest income		3,311				2,905	111,713	117,929
Interest expense					(1,980)	(600,099)	(265,374)	(867,453)
Commissions income		330	107		125	13	3,129	3,704
Net loss from measurement of financial instruments at fair value through profit or loss							5,258	5,258
Other operating income	2						9	11
Administrative expense							(17,070)	(17,070)
Other operating expense							(49,135)	(49,135)

Total Income / (loss)	2	3,641	107		(1,855)	(597,181)	(211,470)	(806,756)

(1)	Includes close family members of the key management personnel.

Transactions generated by the Bank with other related parties to it for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of June 30, 2020 and 2019, totaled 103,507 and 128,481, respectively.

In addition, fees received by the Directors as of June 30, 2020 and 2019 amounted to 916,059 and 858,111, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

	06/30/2020	12/31/2019
Board of Directors	10	14
Senior manager of the key management personnel	10	10
	20	24

10.	MODIFICATION OF FINANCIAL ASSETS

The financial assets modified during the period and their new gross carrying amounts are described in note 10 to the condensed consolidated interim financial statements.

11.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRIMA MEDIOS DE PAGO SA

The Bank’s investment in Prisma Medios de Pago SA as of June 30, 2020 and December 31, 2019 is described in note 11 to the condensed consolidated interim financial statements.

12.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions during the period or fiscal year, as applicable, ended on June 30, 2020 and December 31, 2019.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020
(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of
June 30, 2020, unless expressly stated)

The expected terms to settle these obligations are detailed in note 12 to the condensed consolidated interim financial statements.

13.	OTHER FINANCIAL AND NON-FINANCIAL LIABILITIES

The breakdown of other financial and non-financial liabilities as of June 30, 2020 and December 31, 2019 is as follows:

Other financial liabilities	06/30/2020	12/31/2019
Credit and debit card settlement - due to merchants	12,192,707	15,312,121
Amounts payable for spot purchases of government securities pending settlement	3,989,262	15,529
Amounts payable for spot purchases of foreign currency pending settlement	3,532,115	26,274
Payments orders pending settlement foreign exchange	2,375,715	2,327,665
Collections and other transactions on account and behalf others	1,540,643	1,786,673
Finance leases liabilities	1,001,268	1,035,580
Amounts payable for spot purchases of other pending settlement		30,102
Other	1,588,122	1,771,997
	26,219,832	22,305,941

Other non-financial liabilities	06/30/2020	12/31/2019
Dividends to be paid (see note 34)	12,788,268
Salaries and payroll taxes payables	3,912,852	4,152,662
Withholdings	2,721,643	2,617,553
Taxes payables	1,626,770	2,152,919
Miscellaneous payables	713,076	1,075,451
Retirement pension payment orders pending settlement	231,291	377,180
Fees payables	170,065	539,643
Other	483,580	527,542
	22,647,545	11,442,950

14.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of June 30, 2020 and December 31, 2019:

06/30/2020	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	93,729,706
Debt securities at fair value through profit or loss	2,076	61,219	11,770,825
Derivative instruments		16,946
Repo transactions		68,744,676
Other financial assets	2,657,199	5,902,459	1,232,655
Loans and other financing (1)	1,531,232	153,618,249	72,271,135
Other debt securities		131,055,195	13,908,549
Financial assets delivered as guarantee	12,519,302	1,374,377
Investment in equity instruments	1,609,987
Total assets	112,049,502	360,773,121	99,183,164

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of

June 30, 2020, unless expressly stated)

06/30/2020	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	189,338,720	206,352,775	34,449
Derivative instruments		166
Repo transactions		1,274,773
Other financial liabilities		26,074,921	144,911
Financing received from the BCRA and other financial entities		964,777	104,616
Issued Corporate bonds		2,470,914	2,377,696
Subordinated corporate bonds		470,250	28,182,000
Total Liabilities	189,338,720	237,608,576	30,843,672

13/31/2019	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	110,636,786
Debt securities at fair value through profit or loss		961,614	4,904,102
Derivative instruments		57,575
Repo transactions		1,235,800
Other financial assets	2,767,320	1,532,799	1,361,850
Loans and other financing (1)	3,319,666	164,342,311	82,910,816
Other debt securities		71,596,675	754,066
Financial assets delivered as guarantee	10,884,700	1,223,494
Investment in equity instruments	1,744,959
Total assets	129,353,431	240,950,268	89,930,834

Liabilities
Deposits	161,634,614	136,389,720	58,762
Derivative instruments		873,228
Repo transaction		1,138,786
Other financial liabilities		21,467,751	838,190
Financing received from the BCRA and other financial entities		2,339,579	211,326
Issued Corporate bonds		284,119	5,991,958
Subordinated corporate bonds		401,738	27,214,697
Total Liabilities	161,634,614	162,894,921	34,314,933

(1)	The amounts included in “without due date”, are related to the non-performing portfolio.

15.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in note 15 to the condensed consolidated interim financial statements.

16.	INCOME TAX

a)	Inflation adjustment and tax rate on income tax

In note 16 to the condensed consolidated interim financial statements are detailed the legal aspects of the inflation adjustment on income tax and the corporate tax rate on tax rate.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of

June 30, 2020, unless expressly stated)

b)	The main items of income tax expense in the condensed consolidated interim financial statements are as follows:

	06/30/2020				06/30/2019
	Quarter ended 06/30/2020		Accumulated from beginning of year up to 06/30/2020		Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Current (income) / loss tax expense	(1,287,477)		2,876,345		3,478,503	8,050,534
Loss for deferred income tax	3,592,157	(*)	3,388,490	(*)	193,036	1,252,620
Monetary effects	256,565		403,993		745,414	1,002,623
Income tax expense recorded in the statement of income	2,561,245		6,668,828		4,416,953	10,305,777
Income tax loss / (gain) recorded in other comprehensive income	298,888		70,544		40,163	(16,234)
	2,860,133		6,739,372		4,457,116	10,289,543

(*)	Includes gain effects for the deferred income tax as explained point a) in note 16 to the condensed consolidated interim financial statements.

c)	As decided by the Board of Directors in the meeting dated May 11, 2020, considering certain case-law on the subject assessed by its legal and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of note 16 to the condensed consolidated interim financial statements). As a result, the current income tax determined by the Bank for fiscal year 2019 amounted to 7,002,124 (not restated).

In addition, on 10/24/2019 Banco Macro SA filed to AFIP-DGI two requests for the recovery of payments established by the first paragraph of section 81 Law 11,683, in order to obtain the return of the amounts 4,782,766 and 5,015,451 (not restated), inappropriately paid to the tax authority as income tax for the fiscal years 2013 to 2017 and 2018, respectively, due to the impossibility to apply the update mechanism and the inflation adjustment established by the Income Tax Law. For further information see note 16 point d) to the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of

June 30, 2020, unless expressly stated)

17.	COMMISSIONS INCOME

	06/30/2020		06/30/2019
Description	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Performance obligations satisfied at a point in time
Commissions related to obligations	2,640,847	5,418,446	3,087,984	6,522,081
Commissions related to credit cards	1,676,293	3,423,843	1,574,163	3,281,660
Commissions related to insurance	334,810	660,010	341,390	708,690
Commissions related to trading and foreign exchange transactions	102,361	184,943	135,208	252,862
Commissions related to loans and other financing	83,440	100,087	50,055	88,084
Commissions related to securities value	29,397	52,872	39,319	73,154
Commissions related to financial guarantees granted	187	325	353	3,956
Performance obligations satisfied over certain time period
Commissions related to credit cards	71,436	151,799	45,394	135,484
Commissions related to trading and foreign exchange transactions	6,723	15,901	4,341	7,560
Commissions related to loans and other financing	307	373	7,434	9,243
Commissions related to obligations	243	692	836	2,179
Commissions related to financial guarantees granted			(1)	1
	4,946,044	10,009,291	5,286,476	11,084,954

18.	DIFFERENCE IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	06/30/2020		06/30/2019
Description	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Translation of foreign currency assets and liabilities into pesos	589,685	1,075,509	(178,335)	(983,425)
Income from foreign currency exchange	150,940	202,399	676,899	1,381,719
	740,625	1,277,908	498,564	398,294

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of

June 30, 2020, unless expressly stated)

19.	OTHER OPERATING INCOME

	06/30/2020		06/30/2019
Description	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Services	433,092	1,030,090	411,065	774,208
Derecognition or substantial modification of financial liabilities	188,988	188,988	680	97,649
Adjustments and interest from other receivables	140,152	310,335	191,760	377,517
Other receivables for financial intermediation	31,535	31,535
Adjustments from other receivables with CER clauses	30,960	73,525	55,029	83,073
Initial recognition of loans	17,904	17,904	62,486	105,528
Sale of property, plant and equipment	417	452
Sale of non-current assets held for sale (1)			591	3,803,176
Other	88,961	329,594	403,721	672,767
	932,009	1,982,423	1,125,332	5,913,918

(1)	Mainly related to the sale of Prisma Medios de Pago SA, which was classified as non-current assets held for sale when it was sold. See also note 11.

20.	EMPLOYEE BENEFITS

	06/30/2020		06/30/2019
Description	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Remunerations	4,293,060	7,917,071	4,372,601	8,083,978
Payroll taxes	954,625	1,752,002	2,236,503	2,998,139
Compensations and bonuses to employees	329,103	680,571	396,427	812,956
Employee services	89,925	199,901	119,116	248,628
	5,666,713	10,549,545	7,124,647	12,143,701

21.	ADMINISTRATIVE EXPENSES

	06/30/2020		06/30/2019
Description	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Maintenance, conservation and repair expenses	454,928	877,715	461,072	913,209
Armored truck, documentation and events	449,522	813,507	398,154	770,520
Taxes	350,878	751,978	431,892	862,070
Electricity and communications	326,677	654,172	343,320	682,385
Security services	300,005	609,314	323,652	669,350

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of

June 30, 2020, unless expressly stated)

	06/30/20200		06/30/2019
Description (contd.)	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Fees to directors and syndics	278,456	587,774	420,734	935,938
Software	229,110	440,153	232,609	477,344
Other fees	173,024	355,670	282,995	537,906
Advertising and publicity	81,873	142,399	133,746	217,358
Insurance	36,454	63,240	33,179	65,213
Leases	27,119	50,833	68,403	152,334
Representation, travel and transportation expenses	20,039	51,241	50,962	99,837
Stationery and office supplies	18,364	38,633	28,457	56,437
Hired administrative services	489	1,166	785	1,933
Other	116,750	204,120	125,142	262,142
	2,863,688	5,641,915	3,335,102	6,703,976

22.	OTHER OPERATING EXPENSES

	06/30/2020		06/30/2019
Description	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Turnover tax	2,315,708	4,880,269	2,674,371	5,686,909
For credit cards	948,588	1,826,604	1,000,109	2,033,896
Charges for other provisions	195,773	512,253	354,261	652,447
Deposit guarantee fund contributions	143,245	270,779	173,288	342,985
Taxes	117,668	249,368	1,046,921	1,048,084
Interest on lease liabilities	44,163	78,635	30,217	57,833
Donations	22,440	136,305	54,814	111,062
Insurance claims	16,277	31,769	14,628	32,275
Cost of onerous contracts	1,909	1,909
Loss from sale or impairment of investments in properties and other non-financial assets			16,025	132,005
For administrative, disciplinary and criminal penalties			76	76
Other	257,442	614,054	411,491	841,166
	4,063,213	8,601,945	5,776,201	10,938,738

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of

June 30, 2020, unless expressly stated)

23.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and Deposits in Banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

	06/30/2020	12/31/2019	06/30/2019	12/31/2018
Cash and deposit in banks	93,729,706	110,636,786	135,218,057	128,926,501
Other debt securities	105,409,330	52,175,839	118,175,166	96,231,029
	199,139,036	162,812,625	253,393,223	225,157,530

24.	CAPITAL STOCK

Note 24 to the condensed consolidated interim financial statements presents the changes in the Bank’s capital stock.

25.	DEPOSIT GUARANTEE INSURANCE

Note 26 to the condensed consolidated interim financial statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds an 8.9440% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 11959 issued on February 27, 2020.

26.	RESTRICTED ASSETS

As of June 30, 2020 and December 31, 2019 the following Bank’s assets are restricted:

Item	06/30/2020	12/31/2019
Debt securities at fair value through profit or loss and other debt securities

• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	186,380	171,420

• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing the regional economies Competitiveness Program – IDB Loan No. 3174/OC-AR.	135,818	133,281

• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).	98,091	109,463

• Discount bonds in pesos regulated by Argentine legislation, maturing 2033, for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV.	22,052	24,609

• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing IBD Loan of the Province of San Juan No. 2763/OC-AR.	4,315	3,902

Subtotal Debt securities at fair value through profit or loss and other debt securities	446,656	442,675

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020
(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of
June 30, 2020, unless expressly stated)

Item (contd.)	06/30/2020	12/31/2019
Other financial assets

• Sundry debtors – attachment within the scope of the claim filed by the DGR against the City of Buenos Aires for differences in turnover tax	827	939
Subtotal other financial assets	827	939
Financial assets delivered as guarantee
• Special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar entities.	11,282,026	8,449,808
• Forward purchase for repo transactions	1,374,377	1,223,494
• Guarantee deposits related to credit and debit card transactions	926,196	916,259
• Other guarantee deposits	311,080	1,518,633
Subtotal Other financial assets delivered as guarantee	13,893,679	12,108,194

Other non-financial assets
• Real property related to call options sold	406,551	364,331
Subtotal Other non-financial assets	406,551	364,331
Total	14,747,713	12,916,139

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

27.	TRUST ACTIVITIES

Note 28 to the condensed consolidated interim financial statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

27.1	Financial trusts for investment purposes

As of June 30, 2020 and December 31, 2019 the debt securities with investment purposes and certificate of participation in financial trusts total 751,496 and 2,200,281, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

27.2	Trusts created using financial assets transferred by the Bank (Securitization)

As June 30, 2020 and December 31, 2019, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed through Macro Fiducia SA of this type of trusts amount to 6,641 and 10,398, respectively.

27.3	Trusts guaranteeing loans granted by the Bank

As of June 30, 2020 and December 31, 2019, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed by the Bank amount to 1,104,894 and 1,165,868, respectively.

27.4	Trusts in which the Bank acts as Trustee (Management)

As of June 30, 2020 and December 31, 2019, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed by the Bank amount to 2,278,725 and 2,208,154, respectively.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020
(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of
June 30, 2020, unless expressly stated)

28.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for their acronyms in Spanish) – Depositary Company, comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish), financial trustee Agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered). Note 29.3 to the condensed consolidated interim financial statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity as of June 30, 2020 stated in Unit of Purchasing Power (UVA, for its acronym in Spanish) amounted to 2,164,917,000 and exceeds the minimum amount required by this regulation as of that date, for the different categories of agents in which the Bank is registered, amounting to 1,420,350 UVAs, and the minimum statutory guarantee account required of 710,175 UVA, which the Bank paid-in with government securities as described in note 26 and with cash deposits in BCRA accounts 00285 and 80285 belogning to the Bank.

In addition, note 29.2 to the condensed consolidated interim financial statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

29.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for June 2020 are described in note 30 to the condensed consolidated interim financial statements.

30.	PENALTIES APPLIED TO THE FINANCIAL ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 31 to the condensed consolidated interim financial statements describes the penalties applied and the proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA.
-	Penalties applied by the BCRA.
-	Penalties applied by the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects, other than those previous mentioned, should be recorded or disclosed.

31.	ISSUANCE OF CORPORATE BONDS

Note 32 to the condensed consolidated interim financial statements describes liabilities for corporate bonds recognized by the Bank as June 30, 2020 and December 31, 2019, under the terms and values therein expressed.

The corporate bond liabilities recorded by Banco Macro SA in these separate financial statements amount to:

Corporate Bonds	Original value		Residual face value as of 06/30/2020		06/30/2020	12/31/2019
Subordinated Resettable – Class A	USD	400,000,000	USD	400,000,000	28,652,250	27,616,435
Non-subordinated – Class B	Ps.	4,620,570,000	Ps.	2,889,191,000	2,429,644	3,296,605
Non-subordinated – Class C	Ps.	3,207,500,000	Ps.	2,413,000,000	2,418,966	2,979,472
Total					33,500,860	33,892,512

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020
(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of
June 30, 2020, unless expressly stated)

32.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off balance sheet transactions as of June 30, 2020 and December 31, 2019:

Item	06/30/2020	12/31/2019
Custody of government and private securities and other assets held by third parties	103,406,824	77,530,932
Preferred and other collaterals received from customers (1)	73,363,379	63,090,394
Outstanding checks not yet paid	6,489,036	9,111,348
Checks already deposited and pending clearance	3,301,379	3,427,162

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

33.	TAX AND OTHER CLAIMS

33.1. Tax claims

Note 34.1 to the condensed consolidated interim financial statements describes the most relevant claims pending resolution and filed by Federal Public Revenue Agency (AFIP, for its acronym in Spanish) and the tax authorities of the relevant jurisdiction.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these condensed separate interim financial statements.

33.2. Other claims

Note 34.2. to the condensed consolidated interim financial statements describes the most relevant claims pending resolution and filed by the different consumer´s associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these condensed separate interim financial statements.

34.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 35 to the condensed consolidated interim financial statements describes the main legal provisions regulating the restriction on profit distribution.

35.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 36 to the condensed consolidated interim financial statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

36.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL MARKET

The international and domestic macroeconomics environments in which the Bank operates, and its impacts are described in note 38 to the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED SEPATATE INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2020
(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of
June 30, 2020)

37.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic. This emergency situation over public health was worldwide expanded and several countries have taken different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines and are detailed in note 39 to the condensed consolidated interim financial statements.

38.	EVENTS AFTER REPORTING PERIOD

No other events occurred between the end of the reporting period and the issuance of these condensed separate interim financial statements that may materially affect the financial position or the profit and loss for the period, not disclosed in these condensed separate interim financial statements.

39.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim financial statements are presented in accordance with the accounting framework established by the BCRA, as mention in note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

Jorge Horacio Brito

Chairperson

EXHIBIT A

 DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

		Holdings				Position
		06/30/2020			12/31/2019	06/30/2020
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	Amounts	Options	Options	position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Federal government treasury bonds in pesos adjustment by CER - Maturity: 07-22-2021	5315		1	11,006,200	4,456,613	11,906,582		11,906,582
Federal government bonds in pesos -Private Badlar + 200 PBS- Maturity: 04-03-2022	5480		1	310,975	2,750	432,438		432,438
Bonds Par denominated in pesos - Maturity: 12-31-2038	45695		1	210,860	193,585	210,860		210,860
Federal government treasury bonds in pesos adjustment by CER- Maturity: 03-18-2022	5491		1	109,282		109,282		109,282
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696		1	99,135	149,670	113,925		113,925
Consolidation bonds in pesos 6° Serie at 2%- Maturity: 03-15-2024	2420		1	41,021	80,976	41,021		41,021
Consolidation bonds in pesos 8° Serie - Maturity: 10-04-2022	2571		1	2,000	31,351	2,000		2,000
Federal government treasury bonds in pesos adjustment by CER- Maturity: 03-06-2023	5324		1	1,940	3,645	1,940		1,940
Federal government treasury bonds in pesos adjustment by CER- Maturity: 03-25-2024	5493		1	388		388		388
Federal government treasury bonds in pesos at 15.50% - Maturity: 10-17-2026	5320		1	384	583	384		384
Other				305	20,689	305		305
Subtotal local government securities				11,782,490	4,939,862	12,819,125		12,819,125
Private securities
Debt Securities in Financial Trusts Secubono Series 191 Class B - Maturity: 07-28-2020	54376		3	15,237	13,702	15,237		15,237
Debt Securities in Financial Trusts Chubut Regalías Hidrocarburíferas - Maturity: 07-01-2020	36425		3	12,805	34,298	12,805		12,805
Debt Securities in Financial Trusts Secubono Series 191 Class A - Maturity: 06-29-2020	54375		3	11,409	95,804	11,409		11,409
Debt Securities in Financial Trusts Secubono Series 191 Class C - Maturity: 08-28-2020	54377		3	6,102	5,479	6,102		6,102
Debt Securities in Financial Trusts Accicom personal loans			3	2,458		2,458		2,458
Values of busines of services public			3	2,076	1,979	2,076		2,076
Debt Securities in Financial Trusts Secubono Series 190 Class B - Maturity: 06-29-2020	54319		3	1,543	8,407	1,543		1,543
Debt Securities in Financial Trusts Consubond					402,481
Debt Securities in Financial Trusts Surcos					119,623
Debt Securities in Financial Trusts Agrocap					107,711
Other					136,370
Subtotal local private securities				51,630	925,854	51,630		51,630
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				11,834,120	5,865,716	12,870,755		12,870,755

Jorge Horacio Brito
Chairperson

EXHIBIT A

(continued)

 DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

		Holdings				Position
		06/30/2020			12/31/2019	06/30/2020
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
National treasury bills BADLAR + 400 Basic points - Maturity: 09-18-2020	5356		1	5,655,602		5,655,602		5,655,602
National treasury bills at discount in pesos - Maturity: 10-29-2020	5376		2	3,627,321		3,627,321		3,627,321
National treasury bills at discount in pesos - Maturity: 09-11-2020	5375		1	2,361,251		2,361,251		2,361,251
National treasury bills at discount in pesos - Maturity: 08-28-2020	5370		1	1,387,524		1,387,524		1,387,524
Federal government treasury bonds in pesos adjustment by CER - Maturity: 03-25-2023	5492		1	1,188,226		1,188,226		1,188,226
Federal government treasury bonds in pesos BADLAR + 100 PB - Maturity: 08-05-2021	5360		1	793,186		809,426		809,426
Treasury bills of Province of Neuquén Series 1 Class 1 - Maturity: 07-29-2020	42185		2	251,140		251,140		251,140
Treasury bills of Province of Chaco Class 6 - Maturity: 07-24-2020	42196		2	223,474		223,474		223,474
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696		1	135,329	95,253	135,329		135,329
Federal government treasury bonds in pesos adjustment by CER - Maturity: 03-25-2024	5493		1	121,147		121,147		121,147
Other				30,621		30,621		30,621
Subtotal local government securities				15,774,821	95,253	15,791,061		15,791,061
Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-21-2020			2	28,498,840		28,498,840		28,498,840
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-28-2020			2	26,443,055		26,443,055		26,443,055
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-07-2020			2	17,727,376		17,727,376		17,727,376
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-14-2020			2	15,951,709		15,951,709		15,951,709
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-16-2020			2	6,119,250		6,119,250		6,119,250
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-23-2020			2	4,746,162		4,746,162		4,746,162
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-02-2020			1	4,389,229		4,389,229		4,389,229
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-08-2020			2	1,533,709		1,533,709		1,533,709
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-03-2020					16,791,809
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-07-2020					12,845,264
Other					22,538,766
Subtotal Central Bank of Argentina Bills				105,409,330	52,175,839	105,409,330		105,409,330
Total Other debt securities measured at fair value through other comprehensive income				121,184,151	52,271,092	121,200,391		121,200,391
Measured at amortized cost
- Local
Government securities
Federal government bonds in pesos - Fixed rate 26% - Maturity: 11-21-2020	5330	10,439,429	2	10,300,879	9,057,928	10,300,879		10,300,879
Federal government treasury bonds adjustment by CER - Maturity: 08-05-2021	5359	7,433,892	1	6,346,483		6,500,994		6,500,994
Federal government bonds in pesos 22% - Maturity: 05-21-2022	5496	4,500,000	2	4,606,388		4,606,388		4,606,388
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696	507,998	1	327,187	365,118	327,187		327,187
Federal government treasury bonds adjustment by CER - Maturity: 03-18-2022	5491	231,549	1	218,797		218,797		218,797
National treasury bills capitalized in pesos - Maturity: 08-29-2020	5341	165,875	1	163,693	1,388,324	163,693		163,693
Bonds Par denominated in Pesos - Maturity 12-31-2038	45695	59,900	1	24,162	26,271	24,162		24,162
National treasury bills coupon capitalized in pesos - Maturity: 02-26-2020 (1)	5349				1,706,372
National treasury bills capitalized in pesos - Maturity: 05-13-2020 (1)	5343				1,633,354
National treasury bills coupon capitalized in pesos - Maturity: 03-11-2020 (1)	5351				1,003,361
Other					1,816,517
Subtotal local government securities				21,987,589	16,997,245	22,142,100		22,142,100
Private securities
Corporate Bonds Pan American Energy LLC Class 012 -Maturity: 11-19-2020	54723	165,979	2	164,060		164,060		164,060
Debt Securities in Financial Trusts Secubono Series 197 Class A - Maturity: 12-28-2020	54645	109,818	3	94,771		94,771		94,771
Corporate Bonds BBVA Banco Frances SA Class 027 -Maturity: 08-28-2020	54079	105,389	2	87,786	73,116	87,786		87,786
Corporate Bonds HSBC Bank Argentina SA Class 007 -Maturity: 12-17-2020	53068	122,076	2	85,774	75,119	85,774		85,774
Debt Securities in Financial Trusts Agrocap Class A - Maturity: 09-10-2020	54764	101,472	3	85,249		85,249		85,249
Corporate Bonds Province of Buenos Aires Bank Class 012 -Maturity: 08-15-2020	42075	91,232	2	84,827	84,987	84,827		84,827
Debt Securities in Financial Trusts Secubono Series 196 Class A - Maturity: 03-01-2020	54692	92,206	3	79,361		79,361		79,361
Corporate Bonds YPF Class 043-Maturity: 10-21-2023	50939	94,102	2	74,069	83,721	74,069		74,069
Corporate Bonds YPF Class 046-Maturity: 03-04-2023	51308	116,018	2	73,148	66,931	73,148		73,148
Debt Securities in Financial Trusts Megabono Series 214 Class A - Maturity: 09-28-2020	54458	77,260	3	69,675	335,075	69,675		69,675
Other				893,284	2,363,455	893,284		893,284
Subtotal local private Securities				1,792,004	3,082,404	1,792,004		1,792,004
Total Other debt securities measured at cost amortized				23,779,593	20,079,649	23,934,104		23,934,104
TOTAL OTHER DEBT SECURITIES				144,963,744	72,350,741	145,134,495		145,134,495

(1) See Note 38 at condensed consolidated interim financial statements.

Jorge Horacio Brito
Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2020 AND DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

		Holdings				Position
		06/30/2020			12/31/2019	06/30/2020
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
Equity Instruments
Measured at fair value through profit or loss
- Local
Prisma Medios de Pago SA			3	1,420,696	1,613,816	1,420,696		1,420,696
Mercado Abierto Electrónico SA			3	112,905	59,016	112,905		112,905
C.O.E.L.S.A			3	19,511	10,911	19,511		19,511
Matba Rofex SA			3	14,246	13,119	14,246		14,246
Sedesa			3	11,682	7,920	11,682		11,682
Argentina Clearing y Registro S.A.			3	10,331	11,863	10,331		10,331
AC Inversora SA			3	4,439		4,439		4,439
Mercado a Término Rosario SA			3	3,477	10,437	3,477		3,477
Provincanje SA			3	2,435	2,766	2,435		2,435
Proin SA			3	1,478	1,679	1,478		1,478
Other				1,279	1,368	1,279		1,279
Subtotal local				1,602,479	1,732,895	1,602,479		1,602,479

- Foreign
Banco Latinoamericano de Comercio Exterior SA			1	5,918	10,623	5,918		5,918
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales			3	1,590	1,441	1,590		1,590
Subtotal foreign				7,508	12,064	7,508		7,508

Total measured at fair value through profit or loss				1,609,987	1,744,959	1,609,987		1,609,987

TOTAL EQUITY INSTRUMENTS				1,609,987	1,744,959	1,609,987		1,609,987

TOTAL GOVERNMENT AND PRIVATE SECURITIES				158,407,851	79,961,416	159,615,237		159,615,237

Jorge Horacio Brito
Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2020 AND DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	06/30/2020	12/31/2019
COMMERCIAL
In normal situation	79,269,877	116,047,621
With senior “A” collateral and counter-collateral	2,354,527	3,816,473
With senior “B” collateral and counter-collateral	8,461,715	12,480,042
Without senior collateral or counter-collateral	68,453,635	99,751,106
Subject to special monitoring	1,427,133	292,415
In observation
With senior “B” collateral and counter-collateral	945,221
Without senior collateral or counter-collateral	225,003	584
In negotiation or with financing agreements
With senior “B” collateral and counter-collateral	113,942	110,031
Without senior collateral or counter-collateral	142,967	181,800

Troubled	198,739	80,444
With senior “A” collateral and counter-collateral	44,459
With senior “B” collateral and counter-collateral	151,738	11,927
Without senior collateral or counter-collateral	2,542	68,517
With high risk of insolvency	1,006,809	1,492,150
With senior “A” collateral and counter-collateral	10,371	9,850
With senior “B” collateral and counter-collateral	307,253	350,787
Without senior collateral or counter-collateral	689,185	1,131,513
Irrecoverable	56,510	6,436
With senior “A” collateral and counter-collateral		473
Without senior collateral or counter-collateral	56,510	5,963
Subtotal Commercial	81,959,068	117,919,066

Jorge Horacio Brito
Chairperson

EXHIBIT B

(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2020 AND DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	06/30/2020	12/31/2019
CONSUMER AND MORTGAGE
Performing	154,516,918	139,045,515
With senior “A” collateral and counter-collateral	5,951,798	2,718,561
With senior “B” collateral and counter-collateral	22,519,502	16,219,684
Without senior collateral or counter-collateral	126,045,618	120,107,270
Low risk	389,127	1,877,467
With senior “A” collateral and counter-collateral	3,717	18,949
With senior “B” collateral and counter-collateral	42,379	206,555
Without senior collateral or counter-collateral	343,031	1,651,963
Low risk - in special treatment	9,996
With senior “B” collateral and counter-collateral	346
Without senior collateral or counter-collateral	9,650
Medium risk	853,660	1,587,536
With senior “A” collateral and counter-collateral	4,185	15,144
With senior “B” collateral and counter-collateral	63,373	147,663
Without senior collateral or counter-collateral	786,102	1,424,729
High risk	810,265	1,795,269
With senior “A” collateral and counter-collateral	18,341	30,475
With senior “B” collateral and counter-collateral	124,523	150,454
Without senior collateral or counter-collateral	667,401	1,614,340
Irrecoverable	701,847	491,028
With senior “A” collateral and counter-collateral	6,289	10,601
With senior “B” collateral and counter-collateral	187,528	162,396
Without senior collateral or counter-collateral	508,030	318,031
Subtotal consumer and mortgage	157,281,813	144,796,815
Total	239,240,881	262,715,881

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the consolidated statement of financial position is listed below:

	At 06/30/2020	At 12/31/2019
Loans and other financing	227,420,616	250,572,793
+ Allowances for loans and other financing	7,604,507	5,753,621
+ Adjustment amortized cost and fair value	63,310	129,276
+ Debt securities of financial trust - Measured at amortized cost	732,839	1,250,279
+ Corporate bonds	1,064,143	1,834,326
- Interest and other accrued items receivable from financial assets with impaired credit value	(90,251)	(61,765)
Guarantees provided and contingent liabilities	2,445,717	3,237,351
Total computable items	239,240,881	262,715,881

Jorge Horacio Brito
Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF JUNE 30, 2020 AND DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	06/30/2020		12/31/2019
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	32,002,730	13.38	43,136,832	16.42
50 next largest customers	25,840,046	10.80	40,496,697	15.41
100 next largest customers	13,500,846	5.64	17,542,224	6.68
Other customers	167,897,259	70.18	161,540,128	61.49
Total (1)	239,240,881	100.00	262,715,881	100.00

(1) See reconciliation in Exhibit B

Jorge Horacio Brito
Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF JUNE 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

		Remaining terms to maturity
			Over 1 month	Over 3 months	Over 6 months	Over 12 months
		Up to	and up to	and up to	and up to	and up to	Over
Item	Matured	1 month	3 months	6 months	12 months	24 months	24 months	Total
Non-financial government sector		2,473,368	644,078	719,618	1,323,957	2,151,926	1,524,350	8,837,297
Financial sector		90,730	931,899	223,477	955,859	1,339,813	2,214	3,543,992
Non-financial private sector and foreign residents	3,102,664	76,518,449	27,537,568	33,505,050	47,598,704	43,118,846	65,688,966	297,070,247

Total	3,102,664	79,082,547	29,113,545	34,448,145	49,878,520	46,610,585	67,215,530	309,451,536

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

		Remaining terms to maturity
			Over 1 month	Over 3 months	Over 6 months	Over 12 months
		Up to	and up to	and up to	and up to	and up to	Over
Item	Matured	1 month	3 months	6 months	12 months	24 months	24 months	Total
Non-financial government sector		3,106,275	735,030	868,207	2,086,909	3,439,271	2,295,563	12,531,255
Financial sector		2,084,815	2,506,569	535,953	717,235	1,014,384	6,210	6,865,166
Non-financial private sector and foreign residents	4,100,068	103,025,891	30,344,679	27,541,028	34,401,661	49,612,175	76,542,935	325,568,437

Total	4,100,068	108,216,981	33,586,278	28,945,188	37,205,805	54,065,830	78,844,708	344,964,858

This exhibit disclosures contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Jorge Horacio Brito
Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF JUNE 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Original value at	Total life			Depreciation for the period				Residual value at the
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	end of the period
Cost
Real property	24,882,931	50	199,889	28	1,576,984	28	253,507	1,830,463	23,252,329
Furniture and facilities	3,017,210	10	76,211	448	1,158,431	69	150,390	1,308,752	1,784,221
Machinery and equipment	4,046,173	5	166,938	23	2,148,727		362,160	2,510,887	1,702,201
Vehicles	679,586	5	36,323	31,565	560,408	28,589	29,753	561,572	122,772
Work in progress	992,261		159,061	265,970					885,352
Right of use	1,375,727	5	213,671	74,244	336,300	19,035	208,176	525,441	989,713
Total property, plant and equipment	34,993,888		852,093	372,278	5,780,850	47,721	1,003,986	6,737,115	28,736,588

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Original value at	Total life			Depreciation for the fiscal year				Residual value at the
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	end of the fiscal year
Cost
Real property	23,046,181	50	1,962,987	126,237	1,230,556	98,777	445,205	1,576,984	23,305,947
Furniture and facilities	2,813,482	10	603,877	400,149	1,302,770	398,237	253,898	1,158,431	1,858,779
Machinery and equipment	6,372,292	5	714,686	3,040,805	4,402,125	3,037,497	784,099	2,148,727	1,897,446
Vehicles	672,668	5	110,097	103,179	548,110	52,906	65,204	560,408	119,178
Work in progress	1,707,314		1,651,568	2,366,621					992,261
Right of use		5	1,497,132	121,405		34,698	370,998	336,300	1,039,427
Total property, plant and equipment (1)	34,611,937		6,540,347	6,158,396	7,483,561	3,622,115	1,919,404	5,780,850	29,213,038

(1) During the fiscal year 2020 and 2019, this item observed transfers to and from property, plant and equipment and/or non current assets held for sale.

Jorge Horacio Brito
Chairperson

EXHIBIT F

(Continued)

 CHANGE IN INVESTMENT PROPERTY

AS OF JUNE 30, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Original Value at beginning	Useful life			Depreciation for the period				Residual value at the
Item	of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	For the period	At the end	end of the period
Cost
Rented properties	183,746	50	1		28,114		1,026	29,140	154,607
Other investment properties	520,570	50	57,831	3,367	26,993		3,616	30,609	544,425
Total investment property	704,316		57,832	3,367	55,107		4,642	59,749	699,032

 CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Original Value at beginning	Useful life			Depreciation for the fiscal year				Residual value at the end of the
Item	of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	fiscal year
Cost
Rented properties	183,746	50			26,060	1	2,055	28,114	155,632
Other investment properties	429,165	50	362,067	270,662	20,324		6,669	26,993	493,577
Total investment property	612,911		362,067	270,662	46,384	1	8,724	55,107	649,209

Jorge Horacio Brito
Chairperson

EXHIBIT G

CHANGE IN INTANGIBLE ASSETS

AS OF JUNE 30, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Original Value at beginning	Useful life			Depreciation for the period				Residual value at the end
Item	of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	For the period	At the end	of the period
Cost
Licenses	1,856,302	5	303,603		760,939		208,163	969,102	1,190,803
Other intangible assets	5,783,211	5	578,941		2,856,403		575,107	3,431,510	2,930,642
Total intangible assets (1)	7,639,513		882,544		3,617,342		783,270	4,400,612	4,121,445

CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Original Value at beginning	Useful life			Depreciation for the fiscal year				Residual value at the end of
Item	of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	the fiscal year
Cost
Licenses	2,259,450	5	580,676	983,824	1,393,010	977,290	345,219	760,939	1,095,363
Other intangible assets	6,875,657	5	1,349,397	2,441,843	4,037,783	2,302,665	1,121,285	2,856,403	2,926,808
Total intangible assets (1)	9,135,107		1,930,073	3,425,667	5,430,793	3,279,955	1,466,504	3,617,342	4,022,171

(1) During the fiscal year 2020 and 2019, transfers was produced between different lines of this item, that producing differences between amounts at the end of the year and the beginning another, without implying modifications of the total item.

Jorge Horacio Brito
Chairperson

EXHIBIT H

 DEPOSIT CONCENTRATION

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	06/30/2020		12/31/2019
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	69,906,819	17.67	28,244,885	9.48
50 next largest customers	28,928,099	7.31	14,346,961	4.81
100 next largest customers	16,054,854	4.06	10,881,193	3.65
Other customers	280,836,172	70.96	244,610,057	82.06

Total	395,725,944	100.00	298,083,096	100.00

Jorge Horacio Brito
Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF JUNE 30, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	353,196,467	38,775,106	5,995,690	901,414	55,582	2,101	398,926,360

From the non-financial government sector	53,000,505	6,916,337	353,895	259			60,270,996
From the financial sector	349,444						349,444
From the non-financial private sector and foreign residents	299,846,518	31,858,769	5,641,795	901,155	55,582	2,101	338,305,920

Derivative instruments	129		37				166

Repo transactions	1,274,773						1,274,773

Other financial institutions	1,274,773						1,274,773

Other financial liabilities	25,990,569	51,449	17,142	24,755	144,912	10,422	26,239,249

Financing received from the Central Bank of Argentina and other financial institutions	543,569	63,522	283,374	109,371	106,388	14,042	1,120,266

Issued corporate bonds	161,636		417,150	3,028,140	2,793,793		6,400,719

Subordinated corporate bonds			951,142	951,143	1,997,117	37,595,775	41,495,177

Total	381,167,143	38,890,077	7,664,535	5,014,823	5,097,792	37,622,340	475,456,710

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Jorge Horacio Brito
Chairperson

EXHIBIT I

(Continued)

BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	265,760,746	29,665,943	3,945,221	1,167,267	60,812	25,754	300,625,743

From the non-financial government sector	19,169,186	883,993	48,569	2,363			20,104,111
From the financial sector	356,868						356,868
From the non-financial private sector and foreign residents	246,234,692	28,781,950	3,896,652	1,164,904	60,812	25,754	280,164,764

Derivative instruments	332,983	387,520	152,725				873,228

Repo transactions	1,138,901						1,138,901

Other financial institutions	1,138,901						1,138,901

Other financial liabilities	21,060,847	110,576	117,462	190,292	368,558	488,162	22,335,897

Financing received from the Central Bank of Argentina and other financial institutions	1,171,260	942,901	171,050	111,532	192,719	52,045	2,641,507

Issued corporate bonds	363,817		584,983	839,999	3,821,462	3,509,468	9,119,729

Subordinated corporate bonds			918,495	918,497	1,836,992	37,315,432	40,989,416

Total	289,828,554	31,106,940	5,889,936	3,227,587	6,280,543	41,390,861	377,724,421

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Jorge Horacio Brito

Chairperson

EXHIBIT J

 CHANGES IN PROVISIONS

AS OF JUNE 30, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	06/30/2020
Provisions for eventual commitments	19,620	8,218		6,694	(2,049)	19,095
For Administrative, disciplinary and criminal penalties	816				(98)	718
Other	1,653,381	510,711		359,944	(209,660)	1,594,488
Total Provisions	1,673,817	518,929		366,638	(211,807)	1,614,301

 CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2019
Provisions for eventual commitments	18,750	9,162			(8,292)	19,620
For Administrative, disciplinary and criminal penalties	1,254				(438)	816
Other	1,826,347	1,500,981	961,780	30,643	(681,524)	1,653,381
Total Provisions	1,846,351	1,510,143	961,780	30,643	(690,254)	1,673,817

Jorge Horacio Brito

Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK

AS OF JUNE 30, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

Shares				Capital Stock
	Stock		Votes per	Issued	In
Class	number	Face value	share	outstanding	treasury	Paid in
Registered common stock A	11,235,670	1	5	11,236		11,236
Registered common stock B	628,177,738	1	1	628,177		628,177
Total	639,413,408			639,413		639,413

COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

Shares				Capital Stock
	Stock		Votes per	Issued	In
Class	number	Face value	share	outstanding	treasury	Paid in
Registered common stock A	11,235,670	1	5	11,236		11,236
Registered common stock B	628,177,738	1	1	628,177		628,177

Total	639,413,408			639,413		639,413

Jorge Horacio Brito

Chairperson

EXHIBIT L

 FOREIGN CURRENCY AMOUNTS

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	06/30/2020
	Total parent company and	Total per currency				12/31/2019
Item	local branches	US dollar	Euro	Real	Other	Total
ASSETS
Cash and deposits in banks	69,813,174	69,401,031	291,876	15,618	104,649	76,871,262
Debt securities at fair value through profit or loss	12,805	12,805				280,855
Other financial assets	3,926,034	3,926,034				4,158,931
Loans and other financing	29,280,147	29,280,147				43,933,190
Non-financial Public Sector
Other financial institutions	59,460	59,460				690,858
From the non-financial private sector and foreign residents	29,220,687	29,220,687				43,242,332
Other debt securities	85,249	85,249
Financial assets delivered as guarantee	2,125,124	2,125,124				3,269,339
Equity instruments at fair value through profit or loss	7,508	7,508				12,064
Investments in associates and joint ventures	2,241,039	2,241,039				2,250,871
TOTAL ASSETS	107,491,080	107,078,937	291,876	15,618	104,649	130,776,512
LIABILITIES
Deposits	66,507,225	66,507,225				89,979,656
Non-financial government sector	3,377,614	3,377,614				4,532,717
Financial sector	269,152	269,152				261,177
Non-financial private sector and foreign residents	62,860,459	62,860,459				85,185,762
Other financial liabilities	3,779,710	3,675,813	91,611		12,286	3,959,432
Financing from the Central Bank and other financial institutions	709,680	709,680				2,323,514
Subordinated corporate bonds	28,652,250	28,652,250				27,616,435
Other non-financial liabilities	22,911	22,911				16,303
TOTAL LIABILITIES	99,671,776	99,567,879	91,611		12,286	123,895,340

Jorge Horacio Brito

Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF JUNE 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted monthly average term (in moths)	Residual weighted monthly average term (in moths)	Weighted daily average term settlement of differences (in days)	Amount (*)
Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market)	2	2	1	1,344,411

Forwards	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina – Non-financial sector	6	2	30	1,542,982

Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other countries of local	1	1	-	78,361,478

Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina	24	10	-	562,936

(*) Related to the valuation of the underlying traded, exposed in absolute value.

Jorge Horacio Brito
Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME
AS OF JUNE 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
For measurement of financial assets at fair value through profit or loss
Gain / (loss) from government securities	2,060,461	3,479,245	(41,682)	152,518
Gain from private securities	38,694	132,423	177,485	373,916
Gain / (loss) from derivative financial instruments
Forward transactions	19,024	56,970	(19,334)	457,616
Gain / (loss) from other financial assets	18,953	1,414	(2,913)	(297)
Gain / (loss)from equity instruments at fair value through profit or loss	81,316	176,579	(1,592)	2,156,328
Loss from sales or decreases of financial assets at fair value (*)	(4,241,894)	(10,321,320)	(12,978,526)	(24,735,762)
Total	(2,023,446)	(6,474,689)	(12,866,562)	(21,595,681)

(*) Includes reclassifications of instruments classified at fair value through other comprehensive income that were derecognized or charged or charged during the period.

Jorge Horacio Brito
Chairperson

EXHIBIT Q
(Continued)
BREAKDOWN OF STATEMENT OF INCOME
AS OF JUNE 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

	Net financial income / (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Interest income
for cash and bank deposits	14,111	78,292	51,180	102,200
for government securities	1,019,191	2,813,722	789,482	1,618,773
for private securities	346,512	961,769		2,185
for loans and other financing
Non-financial public sector	388,344	973,495	173,610	497,181
Financial sector	249,993	515,423	521,741	1,333,701
Non-financial private sector
Overdrafts	2,861,358	7,142,895	2,547,630	5,619,622
Documents	912,840	2,254,153	1,601,085	3,565,613
Mortgage loans	1,491,095	3,384,914	2,462,321	4,599,361
Pledge loans	96,362	208,643	183,100	392,908
Personal loans	6,972,854	13,989,064	8,816,767	18,250,188
Credit cards	2,278,831	5,161,816	3,932,068	8,126,960
Financial leases	11,450	30,212	59,117	127,896
Other	2,767,538	4,859,868	1,325,236	2,833,302
for repo transactions
Central Bank of Argentina	1,465,258	1,804,575	(2)	15,929
Other financial institutions	935	45,005	2,367,109	2,878,442
Total	20,876,672	44,223,846	24,830,444	49,964,261
Interest expenses
for deposits
Non-financial private sector
Checking accounts	(111,340)	(238,132)	(76,921)	(275,315)
Saving accounts	(123,038)	(276,580)	(224,336)	(382,035)
Time deposits and investments accounts	(8,426,569)	(17,373,408)	(19,617,048)	(36,542,321)
for Financing received from Central Bank of Argentina and other financial institutions	(14,028)	(37,302)	(91,651)	(161,885)
For repo transactions
Other financial institutions	(20,158)	(89,281)	(158,887)	(272,869)
for other financial liabilities	(11,612)	(33,781)	(38,296)	(88,894)
Issued corporate bonds	(358,867)	(659,019)	(690,075)	(1,427,674)
for subordinated corporate bonds	(497,846)	(980,761)	(456,479)	(913,261)
Total	(9,563,458)	(19,688,264)	(21,353,693)	(40,064,254)

Jorge Horacio Brito
Chairperson

EXHIBIT Q
(Continued)
BREAKDOWN OF STATEMENT OF INCOME
AS OF JUNE 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

Interest and adjustment for the application of the	Income for the period		Other comprehensive income		Income for the period		Other comprehensive income
effective interest rate of financial assets measured at fair vale through other comprehensive income	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
From debt government securities	8,652,455	17,848,933	705,638	(414,630)	21,157,654	35,729,381	156,578	1,795
Total	8,652,455	17,848,933	705,638	(414,630)	21,157,654	35,729,381	156,578	1,795

	Income for the period
Commissions income	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Commissions related to obligations	2,641,090	5,419,138	3,088,820	6,524,260
Commissions related to credits	83,747	100,460	57,489	97,327
Commissions related to loans commitments and financial guarantees	187	325	352	3,957
Commissions related to securities value	29,397	52,872	39,319	73,154
Commissions to credit cards	1,747,729	3,575,642	1,619,557	3,417,144
Commissions to insurances	334,810	660,010	341,390	708,690
Commissions related to trading and foreign exchange transactions	109,084	200,844	139,549	260,422
Total	4,946,044	10,009,291	5,286,476	11,084,954

	Loss for the period
Commissions expenses	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019
Commissions related to trading and foreign exchange transactions	(26,854)	(48,951)	(28,211)	(43,146)
Other
Commissions paid ATM exchange	(212,546)	(488,371)	(181,465)	(361,243)
Checkbooks commissions and compensating cameras	(81,334)	(168,413)	(96,107)	(187,911)
Commissions Credit cards and foreign trade	(39,204)	(110,549)	(100,648)	(205,298)
	(359,938)	(816,284)	(406,431)	(797,598)

Jorge Horacio Brito

Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF JUNE 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	06/30/2020
Other financial assets	11,709	8,580			(1,402)	18,887
Loans and other financing	5,753,621	1,350,356	898,878	290,168	(688,516)	7,604,507
Other financial institutions	31,348	(2,821)			(3,752)	24,775
To the non-financial private sector and foreign residents
Overdrafts	876,624	(3,899)	38,008	194,606	(104,901)	1,000,438
Documents	417,222	8,824	968	12,339	(49,928)	389,425
Mortgage loans	435,111	30,533	74,279	(23,263)	(52,068)	464,592
Pledge loans	146,593	(1,229)	3,987	17,521	(17,542)	149,330
Personal loans	2,087,143	216,152	370,458	219,567	(249,762)	2,643,558
Credit cards	900,861	553,156	274,475	38,208	(107,803)	1,658,897
Financial leases	6,078	(2,061)	2,030	143	(727)	5,463
Other	852,641	551,701	134,673	(168,953)	(102,033)	1,268,029
Eventual commitments	19,620	2,283	(2,710)	2,250	(2,348)	19,095
Other debt securities	2,201	3,040			(263)	4,978
Total allowances	5,787,151	1,364,259	896,168	292,418	(692,529)	7,647,467

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of June 30, 2020, except that indicated otherwise)

			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	12/31/2019
Other financial assets		11,709				11,709
Loans and other financing	6,760,681	507,481	135,876	715,361	(2,365,778)	5,753,621
Eventual commitments	18,750	1,005	6,428		(6,563)	19,620
Other debts securities		2,201				2,201
Total allowances	6,779,431	522,396	142,304	715,361	(2,372,341)	5,787,151

Jorge Horacio Brito

Chairperson

REVIEW REPORT ON CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Directors of

BANCO MACRO S.A.

CUIT (Argentine tax identification number): 30-50001008-4

Registered office: Avenida Eduardo Madero 1182

Buenos Aires City

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying condensed consolidated interim financial statements of BANCO MACRO S.A. and its subsidiaries (“the Bank”), which comprise: (a) the consolidated statement of financial position as of June 30, 2020, (b) the consolidated statements of income and other comprehensive income for the three and six months periods ended June 30, 2020, the changes in shareholders’ equity and cash flows for the six-month period then ended, and (c) explanatory notes and other supplementary information.

Responsibility of the Bank’s Board of Directors and Management in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1. in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), which, as indicated in note 3. to the financial statements mentioned in paragraph 1., is based on International Financial Reporting Standards (“IFRS”), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as those standards were issued by the International Accounting Standards Board ("IASB") and adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE” for its Spanish acronym), subject to the exceptions established by the BCRA that are explained in the aforementioned note. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary to allow the interim consolidated financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3.	Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1. based on our review, which was performed in accordance with the standards established by FACPCE Technical Resolution No. 37 and with the “Minimum external auditing standards” issued by the BCRA, applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly to the persons in charge of accounting and financial matters, as well as applying analytical procedures and other review procedures. A review is substantially less in scope than an audit of financial statements; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

2

Conclusion

4.	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in accordance with the accounting framework established by the BCRA mentioned in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements and other issues

5.     We would like to draw attention to the information contained in the following notes to the consolidated financial statements mentioned in paragraph 1.:

(a)	Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section “Applicable Accounting Standards”, in which the Entity indicates (i) that it has not applied section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from that application by Communication “A” 6847 of the BCRA, and (ii) that although it is in process of quantifying the effects that the full application of the mentioned standard would have on the financial statements, the Entity considers that these effects could be significant.

(b)	Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section "Applicable Accounting Standards", in which the Entity discloses that (i) for the purposes of measuring a holding of equity instruments in particular at fair value, it has applied the items required by the BCRA through a Memorandum dated April 29, 2019, and (ii) that although it is in process of quantifying the difference between the value that arises from what is mentioned in point (i) above and the fair value determined in accordance with the application of IFRS as of June 30, 2020, the Entity estimates that these effects could be significant.

These aspects do not modify the conclusion expressed in paragraph 4, but must be taken into account by those users who use IFRS for the interpretation of the financial statements mentioned in paragraph 1.

6.	As further explained in note 41. to the consolidated financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting framework established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the condensed separate interim financial statements of BANCO MACRO S.A. as of the same date and for the same period indicated in paragraph 1.

3

II.	Report on other legal and regulatory requirements

8.     In compliance with current legal requirements, we further report that:

(a)	The financial statements mentioned in paragraph 1., as mentioned in note 3. thereto, are in process of being transcribed into the Books of Accounts of BANCO MACRO S.A. and, based on our review, we have not become aware of anything that may lead us to believe that these financial statements have not been prepared, in all material respects, in conformity with the applicable Argentine Business Associations Law provisions and Argentine Securities Commission (“CNV”) regulations.

(b)	The condensed separate interim financial statements of BANCO MACRO S.A. as of June 30, 2020, arise from the accounting books kept, in all formal respects, pursuant to current legal requirements.

(c)	As of June 30, 2020, the liabilities accrued from employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 341,063,479, none of which was due and payable as of that date.

Buenos Aires City,

August 31, 2020

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CARLOS M. SZPUNAR
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 192 – Fo. 110

REVIEW REPORT ON CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

To the Directors of

BANCO MACRO S.A.

CUIT (Argentine tax identification number): 30-50001008-4

Registered office: Avenida Eduardo Madero 1182

Buenos Aires City

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying condensed separate interim financial statements of BANCO MACRO S.A. (“the Bank”), which comprise: (a) the separate statement of financial position as of June 30, 2020, (b) the separate statements of income and other comprehensive income for the three and six months periods ended June 30, 2020, the changes in shareholders’ equity and cash flows for the six-month period then ended, and (c) explanatory notes and other supplementary information.

Responsibility of the Bank’s Board of Directors and Management in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1. in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), which, as indicated in note 3. to the financial statements mentioned in paragraph 1., is based on International Financial Reporting Standards (“IFRS”), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as those standards were issued by the International Accounting Standards Board ("IASB") and adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE” for its Spanish acronym), subject to the exceptions established by the BCRA that are explained in the aforementioned note. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary to allow the interim separate financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3.	Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1. based on our review, which was performed in accordance with the standards established by FACPCE Technical Resolution No. 37 and with the “Minimum external auditing standards” issued by the BCRA, applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly to the persons in charge of accounting and financial matters, as well as applying analytical procedures and other review procedures. A review is substantially less in scope than an audit of financial statements; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in accordance with the accounting framework established by the BCRA mentioned in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements and other issues

5.	We would like to draw attention to the information contained in the following notes to the separate financial statements mentioned in paragraph 1.:

(a)	Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section “Applicable Accounting Standards”, in which the Entity indicates (i) that it has not applied section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from that application by Communication “A” 6847 of the BCRA, and (ii) that although it is in process of quantifying the effects that the full application of the mentioned standard would have on the financial statements, the Entity considers that these effects could be significant.

(b)	Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section "Applicable Accounting Standards ", in which the Entity discloses that (i) for the purposes of measuring a holding of equity instruments in particular at fair value, it has applied the items required by the BCRA through a Memorandum dated April 29, 2019, and (ii) that although it is in process of quantifying the difference between the value that arises from what is mentioned in point (i) above and the fair value determined in accordance with the application of IFRS as of June 30, 2020, the Entity estimates that these effects could be significant.

These aspects do not modify the conclusion expressed in paragraph 4, but must be taken into account by those users who use IFRS for the interpretation of the financial statements mentioned in paragraph 1.

6.	As further explained in note 39. to the separate financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting framework established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the condensed consolidated interim financial statements of BANCO MACRO S.A. and its subsidiaries as of the same date and for the same period indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

8.     In compliance with current legal requirements, we further report that:

(a)	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in conformity with the applicable Argentine Business Associations Law provisions and Argentine Securities Commission (“CNV”) regulations.

(b)	The financial statements mentioned in paragraph 1. as mentioned in note 3. thereto, are in process of being transcribed into the Books of Accounts of BANCO MACRO S.A. and arise from the accounting books kept, in all formal respects, pursuant to current legal requirements.

(c)	As of June 30, 2020, the liabilities accrued from employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 341,063,479, none of which was due and payable as of that date.

(d)	As of June 30, 2020, as stated in note 28. to the financial statements mentioned in paragraph 1., the Bank carries shareholders’ equity and a statutory guarantee account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for the categories indicated in the abovementioned note.

Buenos Aires City,

August 31, 2020

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CARLOS M. SZPUNAR
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 192 – Fo. 110

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 19, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name:	Jorge Francisco Scarinci
Title:	Chief Financial Officer